AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 21, 1998

                                                REGISTRATION NO. 333-56805
-------------------------------------------------------------------------------
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                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                ---------------

                              POST-EFFECTIVE

                             AMENDMENT NO. 1

                                    TO
                                   FORM F-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                                ---------------

                           BARBEQUES GALORE LIMITED
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

    AUSTRALIAN CAPITAL               5722                  NOT APPLICABLE
   TERRITORY, AUSTRALIA       (PRIMARY STANDARD           (I.R.S. EMPLOYER
     (STATE OR OTHER              INDUSTRIAL           IDENTIFICATION NUMBER)
     JURISDICTION OF         CLASSIFICATION CODE
     INCORPORATION OR              NUMBER)
      ORGANIZATION)

            327 CHISHOLM ROAD, AUBURN, SYDNEY, NSW 2144, AUSTRALIA
                               (61-2-9704-4177)
         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
            AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                                 SYDNEY SELATI
                           BARBEQUES GALORE LIMITED
                            15041 BAKE PARKWAY, #A
                           IRVINE, CALIFORNIA 92718

                              (949) 597-2400
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                ---------------

                                  COPIES TO:
                          THOMAS A. BEVILACQUA, ESQ.
                              CURTIS L. MO, ESQ.
                             VALERIE RUSSELL, ESQ.
                              HELEN FIELDS, ESQ.
                        BROBECK, PHLEGER & HARRISON LLP
                             TWO EMBARCADERO PLACE
                                2200 GENG ROAD
                       PALO ALTO, CALIFORNIA 94303-0913
                                (650) 424-0160

                                ---------------
       APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  From time to time after this Registration Statement is declared effective.

                                ---------------

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. [_]

  If the delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]


                                ---------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.

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

PROSPECTUS

                           BARBEQUES GALORE LIMITED

                     1,044,845 American Depositary Shares,
                     each representing One Ordinary Share

[LOGO OF BARBEQUES GALORE]

  This prospectus (the "Prospectus") relates to the public offering (the "Offering"), which is not being underwritten, of up to 1,044,845 American Depositary Shares (the "Resale ADSs"), each representing one ordinary share, A$3.64 par value ("Ordinary Share"), of Barbeques Galore Limited ("Barbeques Galore" or the "Company"), a public limited company organized under the laws of Australia. Ordinary Shares of the Company are represented by American Depositary Shares ("ADSs") upon deposit with the Depositary (as defined herein) which in turn are evidenced by American Depositary Receipts ("ADRs"). See "Description of Ordinary Shares" and "Description of American Depositary Receipts."

  All of the Resale ADSs offered in the Offering represent Ordinary Shares being sold by certain shareholders of the Company named herein (the "Selling Shareholders"). 997,926 of these Ordinary Shares were received upon the conversion of certain notes (the "Convertible Notes") immediately prior to consummation of the Company's initial public offering in the United States (the "IPO") on November 7, 1997 and the remainder of these Ordinary Shares are held by long-term shareholders of the Company currently desiring to divest all or a portion of their holdings in the Company. See "Certain Transactions-- Delisting Transaction and Conversion of Convertible Notes." All of the Ordinary Shares sold by the Selling Shareholders hereby were issued in offshore transactions, not required to be registered under the Securities Act of 1933, as amended (the "Securities Act"). A total of 997,926 of the Resale ADSs offered hereby are being registered pursuant to an agreement between the Company and certain holders of the Convertible Notes that the Company would undertake to register the Ordinary Shares received upon conversion of the Convertible Notes subsequent to the expiration of lock-up agreements entered into by certain Selling Shareholders in connection with the Company's IPO. The remaining Ordinary Shares offered hereby are not subject to any registration rights agreements and are being voluntarily registered hereunder by the Company.

  The Resale ADSs may be offered by the Selling Shareholders from time to time in transactions on The Nasdaq Stock Market's National Market ("Nasdaq"), in privately negotiated transactions, or by a combination of such methods of sale, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Selling Shareholders may effect such transactions by selling the Resale ADSs to or through broker-dealers and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Shareholders or the purchasers of the Resale ADSs for whom such broker-dealers may act as agent or to whom they sell as principal or both (which compensation to a particular broker-dealer might be in excess of customary commissions). See "Plan of Distribution."

  The Company will not receive any of the proceeds from the sale of the Resale ADSs by the Selling Shareholders. The Company has agreed to bear certain expenses in connection with the registration and sale of the Resale ADSs being offered by the Selling Shareholders.

  The Company intends that this registration statement will remain effective until no later than December 31, 1998. On September 18, 1998, the last reported sale price for the ADSs, as reported on Nasdaq, was US$4.13 per share. The Company's ADSs are currently quoted on Nasdaq under the symbol "BBQZY."

                               ----------------

  THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 10.

THESE SECURITIES HAVE  NOT BEEN APPROVED OR DISAPPROVED BY  THE SECURITIES AND
 EXCHANGE  COMMISSION  OR  ANY  STATE   SECURITIES  COMMISSION  NOR  HAS  THE
  SECURITIES AND  EXCHANGE  COMMISSION  OR ANY  STATE  SECURITIES COMMISSION
  PASSED   UPON    THE   ACCURACY   OR   ADEQUACY   OF    THIS   PROSPECTUS.
          ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

            The date of this Prospectus is September 21, 1998

  No person has been authorized to give any information or to make any representation other than those contained in this Prospectus, and if given or made, such information or representation must not be relied upon as having been authorized by the Company, the Selling Shareholders or by any other person. This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, the Resale ADSs or the Ordinary Shares in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof.

  No action has been or will be taken in any jurisdiction by the Company or the Selling Shareholders that would permit a public offering of the Resale ADSs or the Ordinary Shares or possession or distribution of this Prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons into whose possession this Prospectus comes are required by the Company and the Selling Shareholders to inform themselves about and to observe any restrictions as to the offering of the Resale ADSs or the Ordinary Shares and the distribution of this Prospectus.

                               TABLE OF CONTENTS

                                      PAGE
                                      ----
Enforceability of Civil Liabilities
 Under the Federal Securities Laws..    1
Available Information...............    2
Financial Statement Presentation....    3
Trademarks..........................    3
Prospectus Summary..................    4
Risk Factors........................   10
Exchange Rates......................   20
Use of Proceeds.....................   21
Dividend Policy.....................   21
Capitalization......................   21
Selected Consolidated Financial
 Data...............................   22
Selected Additional Consolidated
 Financial Data.....................   24
Management's Discussion and Analysis
 of Financial Condition and Results
 of Operations......................   27

                                                                       PAGE
                                                                       ----
Business..............................................................  39
Management............................................................  50
Certain Transactions..................................................  56
Principal Shareholders................................................  59
Selling Shareholders..................................................  62
Description of Ordinary Shares........................................  64
Description of American Depositary Receipts...........................  67
Certain Tax Considerations............................................  74
Shares Eligible for Future Sale.......................................  79
Plan of Distribution..................................................  80
Legal Matters.........................................................  81
Experts...............................................................  81
Index to Defined Terms................................................  82
Index to Consolidated Financial Statements............................ F-1

     ENFORCEABILITY OF CIVIL LIABILITIES UNDER THE FEDERAL SECURITIES LAWS

  Barbeques Galore is a public company limited by shares and is registered and operates under the Corporations Law of the Commonwealth of Australia. Since most of the Company's directors and officers and certain of the experts named in the Registration Statement on Form F-1 of which this Prospectus is a part (together with all exhibits and amendments thereto, the "Registration Statement") reside outside the United States, it may not be possible to effect service on such persons in the United States or to enforce, in foreign courts, judgments against such persons obtained in U.S. courts and predicated on the civil liability provisions of the Federal securities laws of the United States. Furthermore, since all directly owned assets of the Company are outside the United States, any judgment obtained in the United States against the Company may not be collectible within the United States. The Company has been advised by its Australian counsel, Freehill, Hollingdale & Page, that there is doubt as to the enforceability in the Commonwealth of Australia, in original actions or in actions for enforcement of judgments of United States courts, of civil liabilities predicated solely upon federal or state securities laws of the United States, especially in the case of enforcement of judgments of United States courts where the defendant has not been properly served in Australia.

                             AVAILABLE INFORMATION

  Except as described below, the Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), applicable to foreign private issuers, and in accordance therewith will file reports, including annual reports on Form 20-F, and other information with the Securities and Exchange Commission (the "Commission"). In addition, the Company has agreed in the Underwriting Agreement relating to the Company's IPO in November 1997 to submit to the Commission quarterly reports, which will include unaudited quarterly consolidated financial information, on Form 6-K for the first three quarters of each fiscal year, and file its annual report on Form 20-F within the time period prescribed under Section 13 of the Exchange Act for the filing by domestic issuers of quarterly reports on Form 10-Q and annual reports on Form 10-K, respectively. Such reports and other information filed by the Company can also be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street N.W., Washington, D.C. 20549, and at the following Regional Offices of the
Commission: Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511; and 13th Floor, 7 World Trade Center, New York, New York 10048. Copies of such materials can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington D.C. 20549, at prescribed rates. The Commission maintains a World Wide Web internet site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of such site is http://www.sec.gov. In addition, the ADSs of the Company are quoted on Nasdaq, and the Company's reports and other information may be inspected at the offices of Nasdaq Operations, 1735 K Street, N.W., Washington, DC 20006. As a foreign private issuer, the Company is exempt from the rules under the Exchange Act prescribing the furnishing and the content of proxy statements. The Company is presently unable to determine if it will qualify as a foreign private issuer after consummation of this Offering. However, in the event it does not qualify as a foreign private issuer following consummation of this Offering, the Company will comply with all U.S. securities laws applicable to a domestic U.S. issuer.

  This Prospectus, which constitutes a part of the Registration Statement, omits certain of the information contained in the Registration Statement and the exhibits and schedules set forth therein, which has been filed electronically with the Commission pursuant to the Securities Act and the rules and regulations of the Commission thereunder. The Registration Statement, including exhibits and schedules thereto, may be obtained, upon payment of the fee prescribed by the Commission, or may be examined without charge at the Office of the Commission or at the Commission's web site. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

  The Company will furnish the Depositary referred to under "Description of American Depositary Receipts" with annual reports which will include a review of operations and annual audited consolidated financial statements prepared in accordance with generally accepted accounting principles in the United States ("U.S. GAAP"). The Company will also furnish the Depositary with quarterly reports which will include unaudited quarterly consolidated financial information prepared in accordance with U.S. GAAP. The Depositary has agreed with the Company that, upon receipt of such reports, it will promptly mail such reports to all registered holders of ADSs. The Company will also furnish to the Depositary all notices of shareholders' meetings and other reports and communications that are made generally available to shareholders. The Depositary will arrange for the mailing of such documents to record holders of ADSs.

                       FINANCIAL STATEMENT PRESENTATION

  The Company publishes its consolidated financial statements in Australian dollars. In this Prospectus, references to "$" or "US$" or "U.S. dollars" or "dollars" are to United States dollars and references to "A$" are to Australian dollars. For the convenience of the reader, this Prospectus may contain translations of certain Australian dollar amounts into U.S. dollars at the rate indicated. Unless otherwise indicated, translations of Australian dollars into U.S. dollars have been made at the noon buying rate in New York City on the relevant date for cable transfers in Australian dollars as certified by the Federal Reserve Bank of New York (the "Noon Buying Rate"). Unless otherwise indicated, the date of translation was (i) for amounts calculated as of a date, such date and (ii) for amounts calculated for a period, an average rate during the period. Any translation should not be construed as a representation that the Australian dollar amounts actually represent such U.S. dollar amounts or could be converted into U.S. dollars at the rate indicated. On September 10, 1998, the Noon Buying Rate was
US$0.5966  = A$1.00. See "Exchange Rates."

  Prior to 1997, the Company's fiscal year ended on June 30. Effective as of April 9, 1997, the Company changed its fiscal year end from June 30 to January 31 (beginning with the fiscal year ended January 31, 1997). As used in this Prospectus, each fiscal year of the Company is identified by the calendar year in which it ends. For example, references to "fiscal year 1996" or "fiscal 1996" shall mean the fiscal year ended June 30, 1996, and due to the change in fiscal year end, references to "fiscal year 1998" or "fiscal 1998" shall mean the fiscal year ended January 31, 1998. Because of the change in fiscal year, fiscal 1997 was a seven-month period.

                               ----------------

  Unless the context otherwise requires, references herein to "share" or "shares" are references to both the ADSs (including the Resale ADSs) and the Ordinary Shares.

                                  TRADEMARKS

  BARBEQUES GALORE(R), TURBO(R), CAPT N COOK(R), COOK-ON(R) and BAR-B-CHEF(R) are federally registered trademarks and/or service marks in the United States. The Company also uses the phrase AMERICA'S LARGEST CHAIN OF BARBECUE STORES(TM) as a common-law trademark in the United States. BARBEQUES GALORE and COOK-ON are also registered with the State of California. In Australia, the Company or its subsidiaries have registered, among others, the names NORSEMAN and KENT, and additionally use the phrase YOUR OUTDOOR COOKING AND CAMPING STORE as a common-law trademark. This Prospectus contains other trade names, trademarks and service marks of the Company and other organizations.

                               PROSPECTUS SUMMARY

  This Prospectus contains certain statements of a forward-looking nature relating to future events affecting the Company or the markets or industries in which it operates or the future financial performance of the Company. Prospective investors are cautioned that such statements are only predictions and that actual events or results may differ materially. In evaluating such statements, prospective investors should specifically consider the various factors identified in this Prospectus, including the matters set forth under the caption "Risk Factors," which could cause events or actual results to differ materially from those indicated by such forward-looking statements. The following summary is qualified in its entirety by the more detailed information, including "Risk Factors" and the Consolidated Financial Statements and Notes thereto, appearing elsewhere in this Prospectus. As used in this Prospectus, unless the context otherwise requires, the terms "Barbeques Galore" and "Company" include Barbeques Galore Limited and its consolidated subsidiaries and their respective operations. Except as otherwise specified, all information in this Prospectus is adjusted to reflect a 18.223-for-1 reverse share split of all outstanding Ordinary Shares immediately prior to consummation of the Company's initial public offering in the United States (the "IPO") in November 1997 (the "Reverse Share Split").

                                  THE COMPANY

  Barbeques Galore believes that it is the leading specialty retail chain of barbecue and barbecue accessory stores in Australia and the United States, based on number of stores and sales volume. The Company's belief is based on its years of experience in the barbecue retail industry as well as its contacts with other industry retailers, suppliers and trade associations. The Company opened its first store in Sydney, Australia in 1977 and opened its first U.S. store in Los Angeles in 1980. Barbeques Galore stores carry a wide assortment of barbecues and related accessories which are displayed in a store format that emphasizes social activities and healthy outdoor lifestyles. Its stores also carry a comprehensive line of fireplace products and, in Australia, home heating products, camping equipment and outdoor furniture. As of July 31, 1998, the Company owned and operated 33 stores in all six states in Australia and 41 stores (including three U.S. Navy concession stores) in nine states in the United States. In addition, as of such date, there were 46 licensed stores in Australia and seven franchised stores in the United States, all of which operate under the "Barbeques Galore" name.

  The Company's unique retailing concept differentiates Barbeques Galore from its competitors by (i) offering an extensive selection of barbecues and related accessories to suit all consumer lifestyles, preferences and price points, (ii) showcasing these products at convenient store locations with a shopping environment that promotes the total barbecuing experience and (iii) providing exceptional customer service through well-trained sales associates who have in-depth knowledge of the products and understanding of customer needs. These competitive strengths are enhanced by the Company's barbecue and home heater manufacturing operations, which enable the Company to realize higher margins, control product development and improve inventory flexibility and supply.

  The Company's growth strategy is to continue expansion of its U.S. store base and to continue refurbishing (through relocating or remodeling) existing stores in Australia. From January 31, 1997 to January 31, 1998, the Company grew from 27 to 37 Company-owned stores (including three U.S. Navy concession stores), representing a 37% increase in the number of owned stores in the United States. The Company currently plans to open approximately 15 new stores in the United States in calendar year 1998 of which five have opened, six are under construction and the remaining four are in lease negotiation. The Company also currently intends to open 15 new stores in the United States in calendar year 1999. In addition, the Company has initiated a major refurbishment plan for its Australian store base to enhance store productivity. From January 31, 1997 to January 31, 1998, four stores have been refurbished in Australia with an average increase in sales of approximately 41.6% during that period for those stores.

  The Company's net sales increased by approximately A$30.9 million, or 20.9%, to A$179.3 million for the twelve months ended January 31, 1998 from A$148.4 million for the twelve months ended January 31, 1997.

This growth resulted primarily from the opening of 11 new stores in the United States (including one franchise store and one U.S. Navy concession store) and one new store in Australia, as well as the refurbishment or relocation of four stores in Australia. Also contributing were growth in comparable store sales during the periods, sales from stores not included in comparable stores data and an A$3.8 million increase in Australian wholesale sales, mainly to mass merchants. For the six month period ended July 31, 1998, the Company's net sales increased by A$20.8 million, or 29.5%, to A$91.2 million from A$70.4 million for the six-month period ended July 31, 1997. Comparable store sales for the twelve months ended January 31, 1996, 1997 and 1998 were A$88.0 million, A$98.8 million and A$113.7 million, respectively.

                                ----------------

  Comparable store sales data presented herein for any period consists of sales in such period by stores which were open during the corresponding period of the immediately preceding calendar or fiscal year, as applicable. However, sales for three U.S. Navy concession stores have been excluded from such calculations as these three concession stores are operated at the Navy's discretion. The Navy provides the Company space on three Navy bases under an at will arrangement and directly purchases the inventory for resale in two of the three concession stores. The Company owns the inventory at the third concession store and owns the fixtures installed in all three concession stores.

  The Company is presently unable to determine if it will qualify as a foreign private issuer after consummation of this Offering. However, in the event the Company determines that it does not qualify as a foreign private issuer following consummation of this Offering, the Company will comply with all U.S. securities laws applicable to a domestic U.S. issuer. See "Available Information."

                      SUMMARY CONSOLIDATED FINANCIAL DATA

                                                                SEVEN MONTHS           TWELVE MONTHS            SIX MONTHS
                                                                    ENDED                  ENDED                   ENDED
                        FISCAL YEAR ENDED JUNE 30,             JANUARY 31,(1)         JANUARY 31,(1)             JULY 31,
                  ----------------------------------------  ---------------------  ---------------------  -----------------------
                    1993      1994      1995       1996        1996       1997        1997       1998        1997        1998
                  --------- --------- ---------  ---------  ----------- ---------  ----------- ---------  ----------- -----------
                                                            (UNAUDITED)            (UNAUDITED)            (UNAUDITED) (UNAUDITED)
In thousands, except per share data
STATEMENT OF OPERATIONS
 DATA:
Net sales.......  A$114,973 A$124,635 A$138,057  A$141,691   A$ 92,074  A$ 98,752   A$148,369  A$179,325   A$ 70,394   A$ 91,177
Cost of goods
 sold(2)........     82,630    84,104    92,290     98,158      62,789     67,955     103,324    122,072      48,420      61,609
                  --------- --------- ---------  ---------   ---------  ---------   ---------  ---------   ---------   ---------
Gross profit....     32,343    40,531    45,767     43,533      29,285     30,797      45,045     57,253      21,974      29,568
Selling, general
 and
 administrative
 expenses.......     27,992    35,462    40,058     39,339      24,328     25,740      40,751     48,992      21,728      27,735
Store pre-
 opening costs..        205       135        64        153         114        200         239        435         209         429
Relocation and
 closure
 costs(3).......        --        --        --         875         --         461       1,336         20         --           15
                  --------- --------- ---------  ---------   ---------  ---------   ---------  ---------   ---------   ---------
Operating
 income.........      4,146     4,934     5,645      3,166       4,843      4,396       2,719      7,806          37       1,389
Equity in income
 of affiliates,
 net of tax.....        412       660       963        836         709        252         379        547         188         234
Interest
 expense........      2,526     1,999     2,230      2,262       1,619      1,593       2,236      3,334       1,760         834
Other expenses
 (income)(4)....        --        --        --      (2,303)     (2,303)     1,132       1,132        --          --          --
                  --------- --------- ---------  ---------   ---------  ---------   ---------  ---------   ---------   ---------
Income (loss)
 before income
 taxes..........      2,032     3,595     4,378      4,043       6,236      1,923        (270)     5,019      (1,535)        789
Income tax
 expense
 (benefit)......        176     1,278       573         98       1,286        366        (822)     1,488        (649)        300
                  --------- --------- ---------  ---------   ---------  ---------   ---------  ---------   ---------   ---------
Net income
 (loss).........  A$  1,856 A$  2,317 A$  3,805  A$  3,945   A$  4,950  A$  1,557   A$    552  A$  3,531   A$   (886)  A$    489
                  ========= ========= =========  =========   =========  =========   =========  =========   =========   =========
Basic earnings
 per share(5)...  A$   0.46 A$   0.53 A$   0.86  A$   0.89   A$   1.11  A$   0.38   A$   0.13  A$   1.43   A$  (0.48)  A$    0.11
                  ========= ========= =========  =========   =========  =========   =========  =========   =========   =========
Diluted earnings
 per share(5)...  A$   0.46 A$   0.53 A$   0.86  A$   0.89   A$   1.11  A$   0.38   A$   0.13  A$   1.18   A$  (0.48)  A$    0.11
                  ========= ========= =========  =========   =========  =========   =========  =========   =========   =========
Weighted average
 shares
 outstanding(5)..     4,047     4,358     4,450      4,450       4,450      4,073       4,228      2,473       1,844       4,542
                  ========= ========= =========  =========   =========  =========   =========  =========   =========   =========
In thousands
BALANCE SHEET
 DATA:
Working
 capital........  A$ 16,600 A$ 25,400 A$ 26,856  A$ 24,710   A$ 25,139  A$ 22,552   A$ 22,552  A$ 36,917   A$ 30,130   A$ 41,578
Total assets....     55,400    60,538    67,624     66,562      67,544     67,970      67,970     82,074      78,764     104,846
Total long-term
 debt...........     10,223    16,988    17,690     15,819      11,631     34,276      34,276     18,121      43,656      30,799
Shareholders'
 equity.........     21,316    24,385    26,326     27,817      30,349     10,165      10,165     43,927       8,960      45,098
In thousands, except percentages
SELECTED U.S. OPERATING
 DATA:
Stores open at
 period-end.....                   17        17         21          19         25          25         34          29          38
Average net
 sales per
 store(6).......            A$  1,389 A$  1,630  A$  1,572   A$    862  A$    822   A$  1,579  A$  1,731   A$  1,016   A$  1,302
Comparable store
 sales
 increase(7)....                  --       21.2%      10.0%       10.0%       4.1%        6.5%      18.9%       17.8%       11.7%
Selling square
 feet...........                 49.3      51.3       59.5        55.7       72.7        70.2       96.6        86.9       115.4
Sales per
 selling square
 foot...........            A$    437 A$    519  A$    489   A$    279  A$    251   A$    469  A$    538   A$    251   A$    381
In thousands, except percentages
SELECTED AUSTRALIAN
 OPERATING DATA:
Stores open at
 period-end.....                   32        31         31          32         32          32         32          32          33
Average net
 sales per
 store(6).......            A$  1,719 A$  1,844  A$  2,081   A$  1,446  A$  1,658   A$  2,222  A$  2,411   A$    796   A$    833
Comparable store
 sales
 increase(8)....                  --        4.3%       8.1%        6.0%      10.6%       11.6%       5.0%        6.8%        3.9%
Selling square
 feet...........                275.3     273.9      279.9       272.3      281.3       276.6      291.2       288.3       307.5
Sales per
 selling square
 foot...........            A$    206 A$    216  A$    230   A$    165  A$    182   A$    256  A$    265   A$     88   A$     89

--------
(1) As of April 9, 1997, the Company changed its fiscal year end from June 30 to January 31 (effective January 31, 1997).
(2) Cost of goods sold includes the cost of merchandise sold during the periods, warehouse, distribution and store-level occupancy costs.
(3) Includes A$262,000 incurred during the year ended June 30, 1996 in connection with the restructuring of the Company's Australian licensing division, A$613,000 incurred in June 1996 in connection with the relocation of the Company's barbecue manufacturing operations and an A$369,000 provision accrued in January 1997 in connection with the relocation of the Company's enameling facilities.
(4) Includes an A$2.3 million gain during the year ended June 30, 1996, related to the Company's sale of its equity interest in GLG New Zealand and an A$1.1 million charge incurred in December 1996 in connection with the Capital Reduction and delisting.
(5) Basic earnings per share are computed by dividing net income by the weighted average number of ordinary shares. Diluted earnings per share are computed by dividing net earnings available to ordinary shareholders, as adjusted for the effect of the elimination of after-tax interest expense related to assumed conversion of the convertible notes, by the weighted average number of Ordinary Shares and dilutive ordinary share equivalents for the period.
(6) For stores open at beginning of period indicated.

(7) The number of comparable stores used to compute such percentages was 17 for each of fiscal 1995 and 1996, 16 and 19 for the seven-month periods ended January 31, 1996 and 1997, respectively, 19 and 25 for the twelve-month periods ended January 31, 1997 and 1998, respectively, and 21 and 28 for the six-month periods ended July 31, 1997 and 1998, respectively.

(8) The number of comparable stores used to compute such percentages was 32 and 31 for fiscal 1995 and 1996, respectively, 31 and 33 for the seven-month periods ended January 31, 1996 and 1997, respectively, 33 and 32 for the fiscal years ended January 31, 1997 and 1998, respectively, and 32 and 31 for the six-month periods ended July 31, 1997 and 1998, respectively.

                 SUMMARY ADDITIONAL CONSOLIDATED FINANCIAL DATA

  As of April 9, 1997, the Company changed its fiscal year end from June 30 to January 31. The following summary additional consolidated financial data has been restated to conform the financial presentation to a January 31 fiscal year end, and are qualified by reference to and should be read in conjunction with "Selected Additional Consolidated Financial Data" and notes thereto, "Management's Discussion and Analysis of Financial Condition and Results of Operations," the consolidated financial statements and notes thereto included elsewhere in this Prospectus and the financial statements for the twelve-month periods presented below included in the Registration Statement of which this Prospectus is a part. Management believes the data presented below provide a more meaningful basis of comparison between prospective and historical reporting periods, as the Company will continue to report financial information in the future on the basis of its current January 31 fiscal year end. Except for the data for the twelve-month period ended January 31, 1998, all summary additional consolidated financial data for the six-month and twelve-month periods presented below is unaudited but in the opinion of management, has been prepared on the same basis as the audited consolidated financial statements of the Company and reflects all adjustments necessary for a fair presentation of such data. The summary additional unaudited financial data as of and for the twelve months ended January 31, 1996 and 1997 has been derived from the unaudited consolidated financial statements of the Company as of such dates and for the periods then ended, to which KPMG has reported that it has applied limited procedures in accordance with professional standards for a review of such information. These unaudited consolidated financial statements and the review report thereon are included in the Registration Statement of which this Prospectus is a part. The summary additional consolidated financial data as of and for the twelve-months ended January 31, 1998 has been derived from the consolidated financial statements of the Company as of such date and for the period then ended, which have been audited by KPMG and which are included elsewhere in this Prospectus. Operating results for the six months ended July 31, 1997 and 1998 are unaudited and are not necessarily indicative of the results that may be expected for the entire year.

                                                             SIX MONTHS ENDED
                            TWELVE MONTHS ENDED JANUARY 31,      JULY 31,
                           --------------------------------- ------------------
                              1996        1997       1998      1997      1998
                           ----------- ----------- --------- --------  --------
                           (UNAUDITED) (UNAUDITED)              (UNAUDITED)
In thousands, except per share data
STATEMENT OF OPERATIONS
 DATA:
Net sales................   A$138,877   A$148,369  A$179,325 A$70,394  A$91,177
Cost of goods sold(1)....      94,899     103,324    122,072   48,420    61,609
                            ---------   ---------  --------- --------  --------
Gross profit.............      43,978      45,045     57,253   21,974    29,568
Selling, general and
 administrative
 expenses................      38,921      40,751     48,992   21,728    27,735
Store pre-opening costs..         178         239        435      209       429
Relocation and closure
 costs(2)................         --        1,336         20      --         15
                            ---------   ---------  --------- --------  --------
Operating income.........       4,879       2,719      7,806       37     1,389
Equity in income of
 affiliates, net of tax..       1,205         379        547      188       234
Interest expense.........       2,428       2,236      3,334    1,760       834
Other expenses
 (income)(3).............      (2,303)      1,132        --       --        --
                            ---------   ---------  --------- --------  --------
Income (loss) before
 income taxes............       5,959        (270)     5,019   (1,535)      789
Income tax expense
 (benefit)...............         496        (822)     1,488     (649)      300
                            ---------   ---------  --------- --------  --------
Net income (loss)........   A$  5,463   A$    552  A$  3,531 A$  (886) A$   489
                            ---------   ---------  --------- --------  --------
Basic earnings per
 share(3)................   A$   1.23   A$   0.13  A$   1.43 A$ (0.48) A$  0.11
                            =========   =========  ========= ========  ========
Diluted earnings per
 share(3)................   A$   1.20   A$   0.13  A$   1.18 A$ (0.48) A$  0.11
                            =========   =========  ========= ========  ========
Weighted average shares
 outstanding (in
 thousands)(4)...........       4,450       4,228      2,473    1,844     4,542
                            =========   =========  ========= ========  ========

                                                             SIX MONTHS ENDED
                          TWELVE MONTHS ENDED JANUARY 31,        JULY 31,
                          --------------------------------  --------------------
                             1996        1997       1998      1997       1998
                          ----------- ----------- --------  ---------  ---------
                          (UNAUDITED) (UNAUDITED)               (UNAUDITED)
In thousands
BALANCE SHEET DATA:
Working capital.........   A$25,139    A$22,552   A$36,917  A$ 30,130  A$ 41,578
Total assets............     67,544      67,970     82,074     78,764    104,846
Total long-term debt....     11,631      34,276     18,121     43,656     30,799
Shareholders' equity....     30,349      10,165     43,927      8,960     45,098
In thousands, except per share data
SELECTED U.S. OPERATING
 DATA:
Stores open at period-
 end....................         19          25         34         29         38
Average net sales per
 store(5)...............   A$ 1,655    A$ 1,579   A$ 1,731  A$  1,016  A$  1,302
Comparable store sales
 increase(6)............       14.2%        6.5%      18.9%      17.8%      11.7%
Selling square feet.....       54.8        70.2       96.6       86.9      115.4
Sales per selling square
 foot...................   A$   517    A$   469   A$   538  A$    251  A$    381
In thousands, except percentages
SELECTED AUSTRALIAN
 OPERATING DATA:
Stores open at period-
 end....................         32          32         32         32         33
Average net sales per
 store(5)...............   A$ 1,924    A$ 2,222   A$ 2,411  A$    796  A$    833
Comparable store sales
 increase(7)............        1.4%       11.6%       5.0%       6.8%       3.9%
Selling square feet.....      267.1       276.6      291.2      288.3      307.5
Sales per selling square
 foot...................   A$   231    A$   256   A$   265  A$     88  A$     89

--------
(1) Cost of goods sold includes the cost of merchandise sold during the periods, warehouse, distribution and store-level occupancy costs.
(2) Includes A$262,000 incurred during the year ended June 30, 1996 in connection with the restructuring of the Company's Australian licensing division, A$613,000 incurred in June 1996 in connection with the relocation of the Company's barbecue manufacturing operations and an A$369,000 provision accrued in January 1997 in connection with the relocation of the Company's enameling facilities.
(3) Includes an A$2.3 million gain during the year ended June 30, 1996, related to the Company's sale of its equity interest in GLG New Zealand and an A$1.1 million charge incurred in December 1996 in connection with the Capital Reduction and delisting.
(4) Basic earnings per share are computed by dividing net income by the weighted average number of ordinary shares. Diluted earnings per share are computed by dividing net earnings available to ordinary shareholders, as adjusted for the effect of the elimination of after-tax interest expense related to assumed conversion of the convertible notes, by the weighted average number of Ordinary Shares and dilutive ordinary share equivalents for the period.
(5) For stores open at beginning of period indicated.

(6) The number of comparable stores used to compute such percentages was 17 for each of fiscal 1995 and 1996, 16 and 19 for the seven-month periods ended January 31, 1996 and 1997, respectively, 19 and 25 for the twelve-month periods ended January 31, 1997 and 1998, respectively, and 21 and 28 for the six-month periods ended July 31, 1997 and 1998, respectively.

(7) The number of comparable stores used to compute such percentages was 32 and 31 for fiscal 1995 and 1996, respectively, 31 and 33 for the seven-month periods ended January 31, 1996 and 1997, respectively, 33 and 32 for the twelve-months periods ended January 31, 1997 and 1998, respectively, and 32 and 31 for the six-month periods ended July 31, 1997 and 1998, respectively.

                                 RISK FACTORS

  This Prospectus contains forward-looking statements which involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in the following risk factors and elsewhere in this Prospectus. Prospective investors should carefully consider the factors set forth below, as well as other information contained in this Prospectus, in evaluating an investment in the Ordinary Shares and the ADSs.

IMPLEMENTATION OF GROWTH STRATEGY

  The growth of the Company is dependent, in large part, upon the Company's ability to successfully execute its Company-owned store expansion program in the United States and its store refurbishment plan in Australia. Pursuant to the U.S. store expansion program, the Company opened 10 new stores in calendar 1997. The Company also currently intends to open approximately 15 new stores in the United States in calendar 1998, of which five have opened, six are under construction and the remaining four are in lease negotiation. The Company also currently intends to open 15 new stores in the United States in calendar 1999. The Company incurred capital expenditures relating to this program in the United States of approximately US$1.8 million in 1997 and expects to incur approximately US$2.5 million in each of calendar 1998 and 1999. Pursuant to the Company's Australian store refurbishment program, in calendar 1997, the Company remodeled five existing stores, opened one new store, relocated one store and closed one store. The Company intends to refurbish one store and relocate two stores and, in March, opened its one planned new store in calendar 1998. The Company further intends to refurbish two stores and relocate two stores in calendar 1999. The Company incurred capital expenditures relating to this program in Australia of approximately A$2.5 million in 1997 and expects to incur approximately A$1.5 million to A$2.5 million in each of calendar 1998 and 1999. The proposed expansion is substantially more rapid than the Company's historical growth. The success of these store expansion and refurbishment efforts will be dependent upon, among other things, the identification of suitable markets and sites for new stores, negotiation of leases on acceptable terms, construction or renovation of sites, receipt of all necessary permits and governmental approvals therefor, and, if necessary, obtaining additional financing for those sites. In addition, the Company must be able to hire, train and retain competent managers and personnel and manage the systems and operational components of its growth. There can be no assurance that the Company will be able to locate suitable store sites or enter into suitable lease agreements. In addition, there can be no assurance that, as the Company opens new stores in existing markets, these new stores will not have an adverse effect on comparable store net sales at existing stores in these markets. The failure of the Company to open new stores or relocate or remodel existing stores on a timely basis, obtain acceptance in markets in which it currently has limited or no presence, attract qualified management and personnel or appropriately adjust operational systems and procedures would adversely affect the Company's future operating results. See "Business--Store Expansion and Refurbishment."

  The success of the Company's growth strategy may also depend upon factors beyond its immediate control. The Company has retained outside real estate consultants to assist in site selection and lease negotiations, and may depend, to an increasing extent, on the services of such consultants and other real estate experts as it accelerates the rate of new store expansion. The failure of any such consultants or experts to render needed services on a timely basis could adversely affect the Company's new store expansion. Similarly, changes in national, regional or local real estate and market conditions could limit the ability of the Company to expand into target markets or sites.

  As part of its growth strategy, the Company intends to open stores in new markets where it will not initially benefit from knowledge of local market conditions, pre-existing retail brand name recognition or marketing, advertising, distribution and regional management efficiencies made possible by its store networks in existing markets. Expansion into new markets may present operating and marketing challenges that are different from those encountered in the past by the Company in its existing markets. As a result of its expansion program and its entry into new markets, primarily in the United States, and its refurbishment program in Australia, the Company has experienced, and expects to continue to experience, an increase in store pre-opening costs and refurbishment-related expenses. There can be no assurance that the Company will anticipate all of the challenges and changing demands that its expansion will impose on its management or operations, and the failure to adapt thereto would adversely affect the Company's implementation of its growth strategy.

  If the Company determined to, or was required to, close a Barbeques Galore store, the Company would attempt to sublet the vacated store space in order to cover ongoing lease costs. Even if the Company were able to sublet such store, the Company may incur significant costs in writing off leasehold improvements.

  In addition, the Company's proposed expansion plans will result in increased demand on the Company's managerial, operational and administrative resources. As a result of the foregoing, there can be no assurance that the Company will be able to successfully implement its growth strategies, continue to open new stores or maintain or increase its current growth levels. The Company's failure to achieve its expansion plan could have a material adverse effect on its future business, operating results and financial condition. See "-- Management of Operational Changes" and "--Reliance on Systems."

EFFECT OF ECONOMIC CONDITIONS AND CONSUMER TRENDS

  The success of the Company's operations depends upon a number of factors related to consumer spending, including future economic conditions affecting disposable consumer income such as employment, business conditions, interest rates and taxation. If existing economic conditions were to deteriorate, consumer spending may decline, thereby adversely affecting the Company's business and results of operations. Such effects may be exacerbated by the significant current regional concentration of the Company's business in Australia and the Pacific West and Southwestern U.S. markets.

  The success of the Company depends on its ability to anticipate and respond to changing merchandise trends and consumer demands in a timely manner. The Company believes it has benefitted from a lifestyle trend toward consumers spending more quality time together in outdoor family gatherings and social activities. Any change in such trend could adversely affect consumer interest in the Company's major product lines. Moreover, the Company's products must appeal to a broad cross-section of consumers whose preferences (as to product features such as colors, styles, finishes and fuel types) cannot always be predicted with certainty and may change between sales seasons. If the Company misjudges either the market for its merchandise or its customers' purchasing habits, it may experience a material decline in sales or be required to sell inventory at reduced margins. The Company could also suffer a loss of customer goodwill if its manufacturing operations or stores do not adhere to its quality control or service procedures or otherwise fail to ensure satisfactory quality of the Company's products. These outcomes may have a material adverse effect on the Company's business, operating results and financial condition.

MANAGEMENT OF OPERATIONAL CHANGES

  The Company has identified a number of areas for improvement in its operations which will have a significant impact on the implementation of its growth strategy. The Company has, in recent years, replaced or upgraded its management information systems and integrated its central inventory management systems with point-of-sale terminals in Barbeques Galore stores, and currently plans to introduce automated replenishment of store inventory in Australia in the near term. In the United States, the Company is currently upgrading to the latest version of software by JDA Software Group Inc. ("JDA") and is using both outside consultants and the vendor to assist with the process. The total expected capital expenditure for such project is not expected to be significant. In addition, the Company intends to transfer its general ledger and accounts payable functions from its existing computer system to the above-mentioned JDA software system in the near future. The Company has substantially completed the relocation of its enameling operations which are now operational, to the same facilities as its barbecue and home heater manufacturing operations adjacent to its Australian headquarters, with the in-line powder coating operation scheduled for completion in late September 1998. In addition, the Company rearranged the assembly, warehouse and Australian distribution operations to further improve its production flow, inventory control and distribution management. The relocation of the Company's enameling operations and related changes resulted in the incurring of approximately A$454,000 in costs (of which A$369,000 had already been accrued), required additional capital expenditures of approximately A$2.8 million and the obtaining of a number of building, environmental and other governmental permits. In addition, as the Company expands into new regions or accelerates the rate of its U.S. store expansion, the Company may need additional warehouse capacity. In order to meet such needs, the Company intends to secure another distribution center or expand its current warehouse facilities in the United States or utilize public warehousing space, in each case depending on availability and cost at such time. There can be no assurance as to whether or when the Company will be able to effect its systems upgrades, enameling plant relocation plans, any expansion or replacement of distribution facilities, or any other necessary operational changes that may arise, or that the Company will not incur cost overruns or disruptions in its operations in connection therewith. The failure of the Company to effect these and any other necessary operational changes on a timely basis would adversely affect the ability of the Company to implement its growth strategy and, therefore, its business, financial condition and operating results.

COMPETITION

  The retail and distribution markets for barbecues and the Company's other product offerings are highly competitive in both the United States and Australia. The Company's retail operations compete against a wide variety of retailers, including mass merchandisers, discount or outlet stores, department stores, hardware stores, home improvement centers, specialty patio, fireplace or cooking stores, warehouse clubs and mail order companies. The Company's manufacturing and wholesale operations compete with many other manufacturers and distributors throughout the world, including high-volume manufacturers of barbecues and home heaters. Barbeques Galore competes for retail customers primarily based on its broad assortment of competitively priced, quality products (including proprietary and exclusive products), convenience, customer service and the attractive presentation of merchandise within its stores. Many of the Company's competitors have greater financial, marketing, distribution and other resources than the Company, and particularly in the United States, may have greater name recognition than the Company. Furthermore, the lack of significant barriers to entry into the Company's segment of the retail industry may also result in new competition in the future.

SEASONALITY; WEATHER; FLUCTUATIONS IN RESULTS

  The Company's business is subject to substantial seasonal variations which have caused, and are expected to continue to cause, its quarterly results of operations to fluctuate significantly. Historically, the Company has realized a major portion of its net sales and a substantial portion of its net income for the year during summer months and holiday seasons when consumers are more likely to purchase barbecue products, camping equipment and outdoor furniture. In anticipation of its peak selling seasons (late spring and early summer), the Company substantially increases its inventory levels and hires a significant number of part-time and temporary employees. In non-peak periods, such as late winter and early fall, the Company has regularly experienced monthly losses. Since the Company has historically derived a greater portion of its sales from its larger Australian store base, these seasonal trends have generally resulted in increased sales and income during the Australian summer months of November through January and substantially lower-than-average sales and income during the months of February, March, May and July. The Company believes this is the general pattern associated with its segment of the Australian retail industry and expects this pattern will continue in the future. Partially offsetting the effects of seasonality, the Company operates in both the Southern and Northern hemispheres, which have opposite seasons, and offers fireplace products and (in Australia) home heaters in the fall and winter months. However, sales of any of the Company's major product lines (in particular, home heaters) may vary widely in peak seasons depending on, among other things, prevailing weather patterns, local climate conditions, actions by competitors and shifts in timing of holidays. The Company's quarterly and annual results of operations may also fluctuate significantly as a result of a variety of other factors, including the timing of new store openings, releases of new products and changes in merchandise mix throughout the year. The Company has in the past experienced quarterly losses, particularly in its fiscal first quarter, and expects that it will experience such losses in the future. Because of these fluctuations in operating results, the results of operations in any quarter are not necessarily indicative of the results that may be achieved for a full fiscal year or any future quarter. If for any reason the Company's sales or gross margins during peak seasons or periods were substantially below expectations, the Company's quarterly and annual results would be adversely affected.

RELIANCE ON SYSTEMS

  In the United States, the Company has installed a JDA Software Group Inc. ("JDA") system on an IBM AS400 platform, which allows it to manage distribution, inventory control, purchasing, sales analysis, warehousing and financial applications. The Company currently runs its general ledger and accounts payable applications on its pre-existing computer system, but intends to transfer these functions to the more powerful JDA system in the near future. At the store level, the Company has installed POS computer terminals as its cash registers in all stores. Each POS terminal is equipped with a bar code scanner for ease of product input and validation. Each store's transaction data is captured by its POS terminals and transferred into the main JDA system daily. The JDA system provides extensive reporting and inquiry capability at both the store and corporate levels, including daily transaction data, margin information, exception analysis and stock levels. Additionally, the system permits inventory and pricing updates to be electronically transmitted to the stores on a daily basis.

  In Australia, the existing Wang VS system is being replaced by a SUN Systems Ultra 60 running a UNIX environment. The Company has also installed a Microsoft NT Server for all its desktop applications which in the future will be the Microsoft suite of software.

  The Company's Head Office Information Systems process all distribution, warehouse management, inventory control, purchasing, merchandising, financial and office automation applications. Each store has PC-based Point of Sale registers which manage all sales transactions and store based purchasing transactions. At the end of each day's processing, the data from each register is consolidated onto one register which has an attached modem and which is polled daily to upload the data to the head office system. The Company relies upon its existing management information systems in operating and monitoring all major aspects of the Company's business, including sales, gross margins, warehousing, distribution, purchasing, inventory control, financial accounting and human resources. Any disruption in the operation of the Company's management information systems, or the Company's failure to continue to upgrade, integrate or expend capital on such systems as its business expands, could have a material adverse effect upon the Company's business, operating results and financial condition.

  As the head office system was not able to handle dates beyond January 1, 2000 the Company has decided to replace its existing hardware and software rather than reworking the existing software to be Year 2000 compatible. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- The Company's State of Readiness for Year 2000 Issues." The Company has appointed Berger Software, an Australian software house, specializing in distribution and warehouse management software to supply the main business application software. The new system will also handle financial accounting functions and the Company will also be integrating an Executive Information system to provide additional interrogation capabilities. The existing store Point of Sale software is Year 2000 compatible and runs in a DOS environment on stand alone store-based PCs, some of which will need replacement. The store systems will continue to be polled on a daily basis and the data transmitted back to head office, for loading into the new Berger software system, producing all the necessary management reporting.

  The Company expects that the Information Systems replacement and upgrade will require capital expenditures of approximately A$0.9 million. Work is currently underway and will be completed by mid-1999, although no assurance can be given that these issues can be resolved in a cost-effective or timely manner or that the Company will not incur significant expense in resolving these issues. The Company's newly installed computer system in the United States has been designed to avoid the occurrence of such problems with the year 2000.

DEPENDENCE ON KEY EMPLOYEES

  The Company's success is largely dependent on the efforts and abilities of its executive officers, particularly, Sam Linz, Chairman of the Board, Robert Gavshon, Deputy Chairman of the Board, John Price, Head of Research and Product Development and Director, and Sydney Selati, President of Barbeques Galore, Inc., the Company's U.S. operating subsidiary, and Director. These individuals have an average of 15 years of experience with the Company and have chief responsibility for the development of the Company's current business and growth strategies. L.D. "Chip" Brown's employment terminated on August 24, 1998 and The Galore Group (USA), Inc. and Barbeques Galore, Inc. (referred to collectively as "Galore USA") is now seeking a suitable replacement to take on the functions of Chief Operating Officer for the Company's U.S. operations. The Company does not have employment contracts with any of its executive officers. The loss of the services of these individuals or other key employees could have a material adverse effect on the Company's business, operating results and financial condition. The Company's success is also dependent upon its ability to continue to attract and retain qualified employees to meet the Company's needs for its new store expansion program in the United States and its store refurbishment plans in Australia.

RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS; DEPENDENCE ON SIGNIFICANT VENDORS AND SUPPLIERS

  Barbeques Galore, with its headquarters, manufacturing, enameling, wholesale and non-U.S. store operations in Australia, transacts a majority of its business in Australia and obtains a significant portion of its merchandise, parts and raw materials from China, Taiwan, Indonesia, Thailand, Italy and other markets outside of the United States and Australia. There are risks inherent in doing business in international markets, including tariffs, customs, duties and other trade barriers, difficulties in staffing and managing foreign operations, political instability, expropriation, nationalization and other political risks, foreign exchange controls, technology export and import restrictions or prohibitions, delays from customs brokers or government agencies, seasonal reductions in business activity, subjection to multiple taxation regimes and potentially adverse tax consequences, any of which could materially adversely affect the Company's business, operating results and financial condition.

  The Company purchases certain of its finished inventory and manufacturing parts and all of its raw materials from numerous vendors and suppliers and generally has no long-term purchase contracts with any vendor or supplier. During the twelve months ended January 31, 1998, the Company purchased inventory from over 400 vendors in the United States, Australia and Asia. In such period, approximately 25% of the Company's merchandise purchases were obtained from the Company's ten largest vendors. Although no vendor accounted for more than 5% of the Company's merchandise purchases in such period (other than Horan's Steel Pty Ltd., an Australian steel distributor ("Horan's Steel"), and Bromic Pty Ltd., an Australian gas components importer ("Bromic")), the Company considers certain barbecue brands to be significant to its business, especially in the United States. In December 1997, the Company appointed Sheet Metal Supplies Pty Ltd as its steel supplier, to replace Horan's Steel, with full effect from May 1998. Also during the twelve months ended January 31, 1998, the Company purchased barbecue and home heater parts from over 50 suppliers in Asia, Australia and North America. Horan's Steel and Bromic supplied the Company with approximately 20% and 21%, respectively, of the Company's factory parts and raw material purchases and approximately 80% of the Company's factory parts and raw material purchases were obtained from the Company's ten largest suppliers. The Company's results of operations could be adversely affected by a disruption in purchases from any of these key vendors or suppliers or from volatility in the prices of such parts or raw materials, especially the price of steel, which has fluctuated in the past. In addition, some of the Company's key suppliers currently provide the Company with certain incentives, such as volume and trade discounts as well as other purchasing incentives. A reduction or discontinuance of these incentives could have an adverse effect on the Company. Although the Company believes that its relationships with its vendors and suppliers are good, any vendor or supplier could discontinue selling to the Company at any time.

PRODUCT LIABILITY AND GOVERNMENTAL AND OTHER REGULATION

  Many of the Company's products use gas and flame and, consequently, are subject to regulation by authorities in both the United States and Australia in order to protect consumers, property and the environment. For example, the Company's products and the personal use thereof are subject to regulations relating to, among other things, the use of fire in certain locations (particularly restrictions relating to the availability or frequency of use of wood heating in homes and barbecues in apartments), restrictions on the sale or use of products that enhance burning potential such as lighter fluid, restrictions on the use of gas in specified locations (particularly restrictions relating to the use of gas containers in confined spaces) and restrictions on the use of wood burning heaters. Compliance with such regulations has not in the past had, and is not anticipated to have, a material adverse effect on the Company's business, operating results and financial condition. Nonetheless, such regulations have had, and can be expected to have, an increasing influence on product claims, manufacturing, contents, packaging and heater usage. In addition, failure of a product could give rise to product liability claims if customers, employees or third parties are injured or any of their property is damaged while using a Company product. Such injury could be caused, for example, by a gas valve malfunction, gas leak or an unanticipated flame-up resulting in injury to persons and/or property. Even if such circumstances were beyond the Company's control, the Company's business, operating results and financial condition could be materially adversely affected. In the event of such an occurrence, the Company could incur substantial litigation expense, receive adverse publicity, suffer a loss of sales or all or any of the foregoing. Although the Company maintains liability insurance in both Australia and the United States, there can be no assurance that such insurance will provide sufficient coverage in any particular case. In Australia, the limit of the Company's product liability coverage is A$50 million. In the United States, the Company's U.S. operating subsidiary is covered by a policy having general liability coverage limited at US$12 million and third party liability coverage limited at US$11 million. There is no assurance that certain jurisdictions in which the Company operates will not impose additional restrictions on the sale or use of the Company's products.

  In addition, the Company's barbecue and home heater manufacturing and enameling operations are subject to regulations governing product safety and quality, the discharge of materials hazardous to the environment, water usage, workplace safety and labor relations. The Company's distribution facilities are also subject to workplace safety and labor relations regulations. The Company believes that it is in substantial compliance with such regulations. The sale of certain products by the Company may result in technical violations of certain of the Company's leases which prohibit the sale of flammable materials in or on the leased premises. As a barbecue and barbecue accessories store, the Company sells lighter fluid, lighters, matches and similar products which may be considered flammable when in contact with open flame or activated. The Company does not store containers of gas for barbecue grills in its stores. The Company stores matches, lighters and the like in closed containers or in displays where the chance of activation is remote, and does not store such items near open flames. Over the Company's operating history, the Company's landlords have been made aware that the Company sells such products. To date, no landlord has terminated or threatened termination of any lease due to such sales.

  The foregoing regulations and restrictions could have a material adverse effect on the Company's business, operating results or financial condition.

UNCERTAINTIES REGARDING MANUFACTURING AND DISTRIBUTION OF MERCHANDISE

  The Company manufactures a substantial portion of the barbecues and home heaters sold in its stores and distributes merchandise to Barbeques Galore stores primarily from its distribution centers located at its headquarters in Australia and Irvine, California. Throughout the manufacturing process, the Company utilizes heavy machinery and equipment to produce and assemble barbecues and home heaters from parts and raw materials supplied from numerous third party suppliers. In distributing merchandise, the Company relies upon third party sea carriers to ship its manufactured products from Australia to the United States, as well as third party surface freight carriers to transport all its merchandise from its distribution centers and warehouses to stores. Accordingly, the Company is subject to numerous risks associated with the manufacturing and distribution of its merchandise, including supply interruptions, mechanical risks, labor stoppages or strikes, inclement weather, import regulation, changes in fuel prices, changes in the prices of parts and raw materials, economic dislocations and geopolitical trends. In addition, the Company believes that, while its distribution facilities are sufficient to meet Barbeques Galore's current needs, the Company may need another distribution center or larger facilities in the United States or Australia to support the further growth and expansion of stores.

RISKS RELATED TO FRANCHISED AND LICENSED STORES

  As of July 31, 1998, there were 46 licensed stores in Australia and seven franchised stores in the United States, all of which are operated under the "Barbeques Galore" name by independent licensees or franchisees who purchase proprietary and other store products, and receive support services, from the Company. The licensees and franchisees operate such stores pursuant to agreements which typically permit licensees and franchisees to assign the agreements to their immediate family and provide the licensees and franchisees with exclusive geographical sales territories. The Company monitors its licensed and franchised stores to assure their conformity to Barbeques Galore's standards and image and requires the licensees and franchisees to comply with Barbeques Galore's merchandising and advertising guidelines. Although the Company believes that its licensees and franchisees are presently in substantial compliance with Company guidelines and that its license and franchise arrangements have not been problematic in any material respect in the past, serious or protracted failures by licensees or franchisees to adhere to Company standards could adversely affect customer loyalty and diminish the Company's brand name or reputation for quality products and services, and could require the Company to devote significant management attention and resources to enforcing its rights under such agreements. Conversely, if the Company fails to provide adequate support services or otherwise breaches its contractual obligations to any licensee or franchisee, such failure or breach could result in termination of, or litigation relating to, the relevant licensing or franchise agreement and the loss of fees and sales revenue thereunder. The licensing agreements in Australia are terminable at will (absent fraud) by the licensees only, generally upon sixty days' notice.

CURRENCY FLUCTUATIONS

  The Company prepares its consolidated financial statements in Australian dollars, but a substantial portion of the Company's revenues and expenses are denominated in U.S. dollars and, to a lesser extent, other foreign currencies. Accordingly, the Company is subject to risks of currency exchange to the extent of currency fluctuations between the Australian dollar and the U.S. dollar or other currencies in which the Company transacts its business. This currency imbalance has resulted in, and may continue to result in, foreign currency transaction gains and losses. Prior to the current fiscal year, the Company's Australian operations have hedged a major portion of its imports against exchange rate fluctuations with respect to the Australian dollar. However, in its U.S. operations, the Company has not, and it currently does not, actively hedge against exchange rate fluctuations, although it may elect to do so in the future. Accordingly, changes in exchange rates may have a material adverse effect on the Company's net sales, cost of goods sold, gross margin and net income, any of which alone or in the aggregate may in turn have a material adverse effect on the Company's business, operating results and financial condition. Such currency issues could, thus, affect the market price for the ADSs. Although the Company does not anticipate paying any regular cash dividends on the Ordinary Shares or the ADSs in the foreseeable future, the above exchange rate fluctuations would affect the conversion into US dollars (for payment to holders of ADSs) by the Depositary of any cash dividends paid in Australian dollars on the Ordinary Shares represented by the ADSs. See "Exchange Rates," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Description of American Depositary Receipts."

CONTROL OF THE COMPANY

  Messrs. Sam Linz, Robert Gavshon, Sydney Selati and John Price beneficially own 28.5%, 4.9%, 3.2% and 1.6%, respectively, of the Ordinary Shares of the Company outstanding on a fully diluted basis. If these individuals as a group were to vote in the same manner on any matter requiring approval of a majority of the outstanding Ordinary Shares of the Company, such shareholders would strongly influence the outcome of such vote. This level of influence, together with the Company's charter documents, may have a significant effect on delaying, deferring or preventing a change of control of the Company and may adversely affect the voting and other rights of other holders of Ordinary Shares or ADSs in that the election of the Company's directors and the outcome of corporate actions requiring shareholder approval, such as mergers and acquisitions, changes in the Company's charter documents and certain matters relating to equity incentive plans may be effected without significant additional shareholder input. From time to time, the Company has entered into transactions with certain of these shareholders or with companies controlled by them. The Company believes that these transactions were completed on terms at least as favorable to the Company as could have been obtained from unaffiliated third parties. Such transactions and any future transactions between the Company and its directors, executive officers and other affiliates must be approved by a majority of the Company's disinterested directors. See "Certain Transactions," "Principal Shareholders," "Selling Shareholders" and "Description of Ordinary Shares" and Note 16 to the Consolidated Financial Statements.

RESTRICTIONS ON FOREIGN OWNERSHIP; ANTITAKEOVER RESTRICTIONS

  Under Australian law, foreign persons are prohibited from acquiring more than a limited percentage of the shares in an Australian company without approval from the Australian Treasurer or in certain other limited circumstances. These limitations are set forth in the Australian Foreign Acquisitions and Takeovers Act (the "Takeovers Act"). Under the Takeovers Act, as currently in effect, any foreign person, together with associates, is prohibited from acquiring 15% or more of the outstanding shares of the Company (or else the Treasurer may make an order requiring the acquiror to dispose of those shares within a specified period of time). In addition, if a foreign person acquires shares in the Company and as a result the total holdings of all foreign persons and their associates exceeds 40% in the aggregate without the approval of the Australian Treasurer, then the Treasurer may make an order requiring the acquiror to dispose of those shares within a specified time. The Company has been advised by its Australian counsel, Freehill, Hollingdale & Page, that under current foreign investment policy, however, it is unlikely that the Treasurer would make such an order where the level of foreign ownership exceeds 40% in the ordinary course of trading, unless the Treasurer finds that the acquisition is contrary to the national interest. The same rule applies if the total holdings of all foreign persons and their associates already exceeds 40% and a foreign person (or its associate) acquires any further shares, including in the course of trading in the secondary market of the ADSs. In addition, if the level of foreign ownership exceeds 40% at any time, the Company would be considered a foreign person under the Takeovers Act. In such event, the Company would be required to obtain the approval of the Treasurer for the Company, together with its associates, to acquire (i) more than 15% of an Australian company or business with assets totaling over A$5 million or (ii) any direct or indirect ownership interest in Australian residential real estate. In addition, the percentage of foreign ownership of the Company would also be included in determining the foreign ownership of any Australian company or business in which it may choose to invest. Since the Company has no current plans for any such acquisitions and only owns commercial property, any such approvals required to be obtained by the Company as a foreign person under the Takeovers Act will not affect the Company's current or future ownership or lease of property in Australia. However, there would be no material tax consequence to shareholders of the Company (including holders of ADSs) resulting from the Company being deemed a foreign person under the Takeovers Act. If all of the ADSs offered are acquired by foreign persons or their associates, then the level of foreign ownership of the Company's equity securities will be approximately 64.8%. The level of foreign ownership could also increase in the future if additional existing Australian investors decide to sell their shares into the U.S. market or if the Company were to sell additional Ordinary Shares or ADSs in the future.

  The Company has additionally provided that all stock options outstanding under the Company's Executive Share Option Plan at such time as the Company becomes subject to a takeover bid pursuant to which the offeror acquires at least thirty percent (30%) of the outstanding Ordinary Shares of the Company shall become immediately exercisable for a period of up to 120 days, measured from the date the Board notifies the optionee of the takeover bid. Similarly, the Company has provided that all stock options outstanding under the Company's 1997 Share Option Plan at such time as the Company is acquired by merger or asset sale pursuant to which such stock options are not assumed or replaced by the successor corporation shall become immediately exercisable for a period of one (1) year (or until the expiration of the stock option term, if earlier). There are 203,038 Ordinary Shares underlying stock options outstanding pursuant to the Executive Share Option Plan, which, barring acceleration, will become exercisable on February 1, 1999 and 184,600 Ordinary Shares underlying stock options granted concurrently with the Company's IPO, consummated on November 7, 1998, under the 1997 Share Option Plan, which, barring acceleration, will become exercisable in three equal installments on November 7, 2000, November 7, 2001 and October 7, 2002 according to the terms of the 1997 Share Option Plan. Pursuant to the appointment of Edgar Berner as a non-executive Director of the Company on September 1, 1998, options to purchase a total of 17,646 Ordinary Shares at a price of US$8.50 per Ordinary Share were granted by the Company under the 1997 Share Option Plan, exercisable in three equal installments on September 1, 2001, September 1, 2002 and August 1, 2003. Such investment restrictions and dilutive acceleration events could have a material adverse effect on the Company's ability to raise capital as needed and could make more difficult or render impossible attempts by certain entities (especially foreign entities, in the case of the Takeovers Act) to acquire the Company, including attempts that might result in a premium over market price to holders of ADSs. See "Management--Executive Share Option Plan," "Management--1997 Share Option Plan" and "Description of Ordinary Shares--Australian Takeover Laws."

  The Memorandum and Articles of Association of the Company (collectively, the "Articles") contain certain provisions that could impede any merger, consolidation, takeover or other business combination involving the Company or discourage a potential acquiror from making a tender offer or otherwise attempting to obtain control of the Company. Provisions contained in the Articles, among other things, (i) in effect divide the Board of Directors of the Company into three classes, which serve for staggered three-year terms,
(ii) provide that the shareholders may amend or repeal special resolutions, including changes to the Articles and extraordinary transactions, only by a vote of at least 75% of the votes cast at a meeting at which a quorum is present, (iii) require extended notice (of up to 21 days) for special resolutions considered by the Board of Directors, and (iv) authorize the Board of Directors, without any vote or action by shareholders of the Company, to issue, out of the Company's authorized and unissued capital shares, shares in different classes, or with special, preferred or deferred rights, which may relate to voting, dividend, return of capital or any other matter. Although the Company currently has no plans to issue any preferred shares, the rights of the holders of Ordinary Shares or ADSs will be subject to, and may be adversely affected by, the rights of the holders of any preferred or senior share that may be issued in the future. The issuance of any preferred or senior shares, and the other provisions of the Articles referred to above, could have the effect of making it more difficult for a third party to acquire control of the Company. See "Description of Ordinary Shares--Australian Takeover Laws."

  Australian law requires the transfer of shares in the Company to be made in writing, and stamp duty at the rate of 0.6% is payable in relation to any transfer of shares. No stamp duty will be payable in Australia on the transfer of ADSs provided that any instrument by which the ADSs are transferred is executed outside Australia.

  In certain circumstances, nonresidents of Australia may be subject to Australian tax on capital gains made on the disposal of shares or ADSs. The rate of Australian tax on taxable gains realized by non-residents of Australia is 36% for companies. For individuals, the rate of tax increases from 29% to a maximum of 47%. These circumstances are described in "Certain Tax
Considerations--Australian Taxation."

ENFORCEABILITY OF CIVIL LIABILITIES

  The Company is an Australian public limited company. Most of its directors and executive officers reside outside the United States (principally in the Commonwealth of Australia). All or a substantial portion of the assets of these persons and of the Company are located outside the United States (principally in the Commonwealth of Australia). As a result, it may not be possible for investors to effect service of process within the United States upon such persons or the Company or to enforce against such persons or the Company in foreign courts judgments obtained in United States courts predicated upon the civil liability provisions of the Federal securities laws of the United States. The Company has been advised by its Australian counsel, Freehill, Hollingdale & Page, that there is doubt as to the enforceability in the Commonwealth of Australia, in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities predicated upon federal or state securities laws of the United States, especially in the case of enforcement of judgments of U.S. courts where the defendant has not been properly served in Australia. See "Description of Ordinary Shares-- Enforceability of Civil Liabilities."

POSSIBLE ADVERSE EFFECT ON MARKET PRICE FOR ADSS OF SHARES ELIGIBLE FOR FUTURE SALE

  The Company has granted stock options to purchase up to an aggregate of 203,038 Ordinary Shares (the "Options") under the Company's Executive Share Option Plan, which options are currently owned by Sam Linz, Robert Gavshon, Sydney Selati, John Price, David James and Kevin Ralphs (or companies controlled by them), and, in connection with its IPO, granted stock options to purchase up to an aggregate of 184,600 Ordinary Shares under the 1997 Share Option Plan, exercisable in three equal installments on November 7, 2000, November 7, 2001 and October 7, 2002. Pursuant to the appointment of Edgar Berner as a non-executive Director of the Company on September 1, 1998, options to purchase a total of 17,646 Ordinary Shares at a price of US$8.50 per Ordinary Share were granted by the Company under the 1997 Share Option Plan, exercisable in three equal installments on September 1, 2001, September 1, 2002 and August 1, 2003. The Company has also reserved an additional 112,208 authorized and unissued Ordinary Shares to grant pursuant to stock options to directors, officers, employees and independent contractors of the Company at a future date under the 1997 Share Option Plan. The Company may in the future issue these or other equity or equity derivative securities. See "Management-- Executive Share Option Plan" and "Management--1997 Share Option Plan."

  ADSs sold in the IPO in November 1997 and option shares registered on the Company's registration statements covering the Company's Executive Share Option Plan and the 1997 Share Option Plan are also, or will be in the near future, eligible for immediate and unrestricted sale in the public market at any time. Substantially all of the other shares of the Company's Ordinary Shares are not restricted and are freely tradeable in the public market. The 1,044,845 Ordinary Shares registered for sale pursuant to this Prospectus will be freely saleable after the date of this Prospectus. Sales of substantial amounts of such Ordinary Shares or ADSs or other securities, or the prospect of such sales, could adversely affect the market price of the Ordinary Shares or the ADSs and the Company's ability to raise capital through an offering of securities. See "Shares Eligible for Future Sale."

POSSIBLE VOLATILITY OF ADS PRICE

  Since the Company's IPO in November 1997, there have been extreme fluctuations in the per share price and the trading volume of such shares. On November 7, 1997, the Company's Ordinary Shares were first sold to the public at US$11.00 per share. On December 30, 1997, the closing price on Nasdaq for the Company's Ordinary Shares was US$5.75. On July 31, 1998, the closing price on Nasdaq for the Company's Ordinary Shares was US$7.25. There can be no assurance that an active or stable trading market will develop or, if one does develop, that it will be maintained. In addition, the market price of the ADSs may be significantly affected by such factors as quarter to quarter variations in the Company's results of operations and general market conditions or market conditions specific to the industries in which the Company operates. In addition, the stock market in recent years has experienced price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies. These fluctuations, as well as general economic and market conditions, may adversely affect the market price of the Ordinary Shares or ADSs. There can be no assurance that the Depositary will be able to effect any currency conversion or to sell or otherwise dispose of any distributed or offered property, subscription or other rights, Ordinary Shares or other securities related to the ADSs in a timely manner or at a specified rate or price, as the case may be. See "Certain Transactions--Delisting Transaction and Conversion of Convertible Notes" and "Description of American Depositary Receipts."

                                EXCHANGE RATES

  The Australian dollar is convertible into U.S. dollars at freely floating rates, and there are currently no restrictions on the flow of Australian currency between Australia and the United States. On September 17, 1998, the Noon Buying Rate was US$0.5937 = A$1.00. The following table sets forth, for the periods indicated, certain information concerning Noon Buying Rates for Australian dollars.

     FISCAL YEAR                                                        PERIOD
   ENDED JANUARY 31,                           AVERAGE(1)  HIGH   LOW    END
   -----------------                           ---------- ------ ------ ------
   1994
    First Quarter.............................   0.7020   0.7217 0.6692 0.7073
    Second Quarter............................   0.6837   0.7095 0.6655 0.6900
    Third Quarter.............................   0.6639   0.6916 0.6450 0.6665
    Fourth Quarter............................   0.6782   0.7108 0.6569 0.7086
   1995
    First Quarter.............................   0.7143   0.7248 0.7016 0.7155
    Second Quarter............................   0.7312   0.7452 0.7041 0.7395
    Third Quarter.............................   0.7400   0.7458 0.7303 0.7425
    Fourth Quarter............................   0.7649   0.7780 0.7404 0.7566
   1996
    First Quarter.............................   0.7383   0.7590 0.7229 0.7282
    Second Quarter............................   0.7248   0.7442 0.7088 0.7385
    Third Quarter.............................   0.7508   0.7704 0.7312 0.7595
    Fourth Quarter............................   0.7427   0.7607 0.7339 0.7463
   1997
    First Quarter.............................   0.7717   0.7915 0.7483 0.7875
    Second Quarter............................   0.7926   0.8025 0.7727 0.7727
    Third Quarter.............................   0.7895   0.7998 0.7731 0.7917
    Fourth Quarter............................   0.7908   0.8162 0.7623 0.7623
   1998
    First Quarter.............................   0.7786   0.7982 0.7574 0.7806
    Second Quarter............................   0.7572   0.7866 0.7349 0.7478
    Third Quarter.............................   0.7279   0.7508 0.6866 0.7011
    Fourth Quarter............................   0.6709   0.7126 0.6357 0.6845
   1999
    First Quarter.............................   0.6650   0.6868 0.6440 0.6520
    Second Quarter............................   0.6082   0.6520 0.5867 0.6070
    Third Quarter (through September 17,
     1998)....................................   0.5892   0.6090 0.5550 0.5937

--------
(1)  Determined by averaging the closing price for each date in the period.

  Fluctuations in the exchange rate between the Australian dollar and the U.S. dollar may affect the Company's earnings, the book value of its assets and its shareholders' equity as expressed in Australian and U.S. dollars, and consequently may affect the market price for the ADSs. Such fluctuations will also affect the conversion into U.S. dollars by the Depositary of cash dividends, if any, paid in Australian dollars on the Ordinary Shares represented by the ADSs. See "Dividend Policy" and "Description of American Depositary Receipts--Distributions on Deposited Securities."

                                USE OF PROCEEDS

  The Company will not receive any of the proceeds from the sale of the Resale ADSs by the Selling Shareholders.

                                DIVIDEND POLICY

  Since the Ordinary Shares were delisted from the Australian Stock Exchange ("ASE") on December 31, 1996, the Company has not declared or paid any cash dividends on its Ordinary Shares other than a dividend in an aggregate amount equal to A$500,000 paid on April 21, 1997. The Company does not anticipate paying any regular dividends on the Ordinary Shares or ADSs in the foreseeable future. In addition, the Company is subject to certain restrictions on the declaration or payment of dividends under the credit facility (the "ANZ Facility") by and between the Company and the Australian and New Zealand Banking Group Limited ("ANZ"), entered into in June, 1998 which facility was revised from a previous facility entered into in July, 1994, as well as the term loan and revolving line of credit facility (the "Merrill Lynch Facility") by and between Barbeques Galore, Inc. (the Company's U.S. operating subsidiary) and Merrill Lynch Business Financial Services, Inc. ("Merrill Lynch").

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company as of July 31, 1998. This table should be read in conjunction with the Company's Consolidated Financial Statements and the Notes thereto included elsewhere herein or in the Registration Statement of which this Prospectus is a part.

                                                               JULY 31, 1998
                                                             ------------------
                                                              ACTUAL  ACTUAL(2)
                                                             -------- ---------
                                                                (UNAUDITED)
   Dollars in thousands
   Current portion of long-term debt........................ A$   103 US$    63
                                                             ======== =========
   Long-term debt...........................................   26,115    15,852
   Shareholders' equity:
     Ordinary Shares, A$3.64 par value: 27,437,853 shares
      authorized; 4,541,652 shares issued and outstanding,
      actual(1).............................................   16,532    10,035
   Additional paid-in capital...............................   24,204    14,692
   Foreign currency translation adjustment..................    2,209     1,341
   Retained earnings........................................    2,153     1,307
                                                             -------- ---------
       Total shareholders' equity...........................   45,098    27,375
                                                             -------- ---------
         Total capitalization............................... A$71,213 US$43,227
                                                             ======== =========

--------

(1) Excludes an aggregate of 203,038 Ordinary Shares issuable upon the exercise of stock options granted to certain executives of the Company in January 1997, but not exercisable until February 1999, except under certain circumstances. Also excludes (a) 184,600 Ordinary Shares issuable upon the exercise of stock options granted under the Company's 1997 Share Option Plan concurrently with the Offering, but not exercisable until November 7, 2000, at which time one-third of such shares shall become exercisable, the remaining two-thirds to become exercisable in equal installments on November 7, 2001 and October 7, 2002, and (b) 17,646 Ordinary Shares issuable upon the exercise of stock options granted under the Company's 1997 Share Option Plan, but not exercisable until September 1, 2001, at which time one-third of such shares shall become exercisable, the remaining two-thirds to become exercisable in equal installments on September 1, 2002 and August 1, 2003. See "Management--Executive Share Option Plan" and "Management--1997 Share Option Plan."

(2) Amounts translated at the Noon Buying Rate on July 31, 1998 of US$0.6070 = A$1.00.

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The following selected consolidated financial data of the Company should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes thereto included elsewhere in this Prospectus. The statement of operations data for the fiscal years ended June 30, 1995 and 1996 and the balance sheet data as of June 30, 1996 were derived from the consolidated financial statements of the Company for the fiscal years ended June 30, 1995 and 1996, which have been audited by Horwath Sydney Partnership, independent auditors, and are included in the Registration Statement of which this Prospectus is a part. The statement of operations data for the fiscal years ended June 30, 1993 and 1994 and the balance sheet data as of June 30, 1993, 1994 and 1995 were derived from the consolidated financial statements of the Company for the fiscal years ended June 30, 1993, 1994 and 1995 which have been audited by Horwath Sydney Partnership, but are not included herein. The statement of operations data for the seven months ended January 31, 1997 and the twelve months ended January 31, 1998 and the balance sheet data as of such dates have been derived from the consolidated financial statements of the Company for the seven months ended January 31, 1997 and the twelve months ended January 31, 1998, which have been audited by KPMG, independent certified public accountants, and are included elsewhere herein. The selected consolidated financial data for the seven months ended January 31, 1996 and the twelve months ended January 31, 1997 and the balance sheet data as of such dates were derived from the foregoing consolidated financial statements of the Company for the fiscal year ended June 30, 1996 and for the seven months ended January 31, 1997, and are unaudited, and in the opinion of management include all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the information included therein. The selected consolidated financial data for the six months ended July 31, 1997 and 1998 were derived from the unaudited consolidated financial statements as of and for the periods then ended, which are not included herein.

                                                                                   SEVEN MONTHS           TWELVE MONTHS
                                                                                       ENDED                  ENDED
                                           FISCAL YEAR ENDED JUNE 30,             JANUARY 31,(1)         JANUARY 31,(1)
                                     ----------------------------------------  ---------------------  ---------------------
                                       1993      1994      1995       1996        1996       1997        1997       1998
                                     --------- --------- ---------  ---------  ----------- ---------  ----------- ---------
                                                                               (UNAUDITED)            (UNAUDITED)
In thousands, except per share data
STATEMENT OF OPERATIONS  DATA:
Net sales..                          A$114,973 A$124,635 A$138,057  A$141,691   A$ 92,074  A$ 98,752   A$148,369  A$179,325
Cost of goods  sold(2)..                82,630    84,104    92,290     98,158      62,789     67,955     103,324    122,072
                                     --------- --------- ---------  ---------   ---------  ---------   ---------  ---------
Gross profit..                          32,343    40,531    45,767     43,533      29,285     30,797      45,045     57,253
Selling, general and
 administrative expenses..              27,992    35,462    40,058     39,339      24,328     25,740      40,751     48,992
Store pre-opening costs..                  205       135        64        153         114        200         239        435
Relocation and closure
 costs(3)..                                --        --        --         875         --         461       1,336         20
                                     --------- --------- ---------  ---------   ---------  ---------   ---------  ---------
Operating income..                       4,146     4,934     5,645      3,166       4,843      4,396       2,719      7,806
Equity in income of affiliates,
 net of tax..                              412       660       963        836         709        252         379        547
Interest expense..                       2,526     1,999     2,230      2,262       1,619      1,593       2,236      3,334
Other expenses (income)(4)..               --        --        --      (2,303)     (2,303)     1,132       1,132        --
                                     --------- --------- ---------  ---------   ---------  ---------   ---------  ---------
Income (loss) before income
 taxes..                                 2,032     3,595     4,378      4,043       6,236      1,923        (270)     5,019
Income tax expense (benefit)..             176     1,278       573         98       1,286        366        (822)     1,488
                                     --------- --------- ---------  ---------   ---------  ---------   ---------  ---------
Net income (loss)..                  A$  1,856 A$  2,317 A$  3,805  A$  3,945   A$  4,950  A$  1,557   A$    552  A$  3,531
                                     --------- --------- ---------  ---------   ---------  ---------   ---------  ---------
Basic earnings per share(5)..        A$   0.46 A$   0.53 A$   0.86  A$   0.89   A$   1.11  A$   0.38   A$   0.13  A$   1.43
                                     ========= ========= =========  =========   =========  =========   =========  =========
Diluted earnings per share(5)..      A$   0.46 A$   0.53 A$   0.86  A$   0.89   A$   1.11  A$   0.38   A$   0.13  A$   1.18
                                     ========= ========= =========  =========   =========  =========   =========  =========
Weighted average shares
 outstanding(5)..                        4,047     4,358     4,450      4,450       4,450      4,073       4,228      2,473
                                     ========= ========= =========  =========   =========  =========   =========  =========
In thousands
BALANCE SHEET DATA:
Working capital..                    A$ 16,600 A$ 25,400 A$ 26,856  A$ 24,710   A$ 25,139  A$ 22,552   A$ 22,552  A$ 36,917
Total assets..                          55,400    60,538    67,624     66,562      67,544     67,970      67,970     82,074
Total long-term debt..                  10,223    16,988    17,690     15,819      11,631     34,276      34,276     18,121
Shareholders' equity..                  21,316    24,385    26,326     27,817      30,349     10,165      10,165     43,927
In thousands, except percentages
SELECTED U.S. OPERATING  DATA:
Stores open at period-end..                 17        17         21          19         25          25         34
Average net sales per store(6)..     A$  1,389 A$  1,630  A$  1,572   A$    862  A$    822   A$  1,579  A$  1,731
Comparable store sales
 increase(7)..                             --       21.2%      10.0%       10.0%       4.1%        6.5%      18.9%
Selling square feet..                     49.3      51.3       59.5        55.7       72.7        70.2       96.6
Sales per selling square foot..      A$    437 A$    519  A$    489   A$    279  A$    251   A$    469  A$    538
In thousands, except percentages
SELECTED AUSTRALIAN OPERATING
 DATA:
Stores open at period-end..                 32        31         31          32         32          32         32
Average net sales per store(6)..     A$  1,719 A$  1,844  A$  2,081   A$  1,446  A$  1,658   A$  2,222  A$  2,411
Comparable store sales
 increase(8)..                             --        4.3%       8.1%        6.0%      10.6%       11.6%       5.0%
Selling square feet..                    275.3     273.9      279.9       272.3      281.3       276.6      291.2
Sales per selling square
 foot..                              A$    206 A$    216  A$    230   A$    165  A$    182   A$    256  A$    265
                                           SIX MONTHS
                                              ENDED
                                            JULY 31,
                                     -----------------------
                                        1997        1998
                                     ----------- -----------
                                     (UNAUDITED) (UNAUDITED)
In thousands, except per share data
STATEMENT OF OPERATIONS DATA:
Net sales..                            A$ 70,394   A$ 91,177
Cost of goods sold(2)..                   48,420      61,609
                                     ----------- -----------
Gross profit..                            21,974      29,568
Selling, general and
 administrative expenses..                21,728      27,735
Store pre-opening costs..                    209         429
Relocation and closure costs(3)..            --           15
                                     ----------- -----------
Operating income..                            37       1,389
Equity in income of affiliates,
 net of tax..                                188         234
Interest expense..                         1,760         834
Other expenses (income)(4)..                 --          --
                                     ----------- -----------
Income (loss) before income taxes..       (1,535)        789
Income tax expense (benefit)..              (649)        300
                                     ----------- -----------
Net income (loss)..                    A$   (886)  A$    489
                                     ----------- -----------
Basic earnings per share(5)..          A$  (0.48)  A$   0.11
                                     =========== ===========
Diluted earnings per share(5)..        A$  (0.48)  A$   0.11
                                     =========== ===========
Weighted average shares
 outstanding(5)..                         1,844       4,542
                                     =========== ===========
In thousands
BALANCE SHEET DATA:
Working capital..                      A$ 30,130   A$ 41,578
Total assets..                            78,764     104,846
Total long-term debt..                    43,656      30,799
Shareholders' equity..                     8,960      45,098
In thousands, except percentages
SELECTED U.S. OPERATING DATA:
Stores open at period-end..                   29          38
Average net sales per store(6)..       A$  1,016   A$  1,302
Comparable store sales
 increase(7)..                              17.8%       11.7%
Selling square feet..                       86.9       115.4
Sales per selling square foot..        A$    251   A$    381
In thousands, except percentages
SELECTED AUSTRALIAN OPERATING DATA:
Stores open at period-end..                   32          33
Average net sales per store(6)..       A$    796   A$    833
Comparable store sales increase(8)..         6.8%        3.9%
Selling square feet..                      288.3       307.5
Sales per selling square foot..        A$     88   A$     89

-------
(1) As of April 9, 1997, the Company changed its fiscal year end from June 30 to January 31 (effective January 31, 1997).
(2) Cost of goods sold includes the cost of merchandise sold during the periods, warehouse, distribution and store-level occupancy costs.
(3) Includes A$262,000 incurred during the year ended June 30, 1996 in connection with the restructuring of the Company's Australian licensing division, A$613,000 incurred in June 1996 in connection with the relocation of the Company's barbecue manufacturing operations and an A$369,000 provision accrued in January 1997 in connection with the relocation of the Company's enameling facilities.
(4) Includes an A$2.3 million gain during the year ended June 30, 1996, related to the Company's sale of its equity interest in GLG New Zealand and an A$1.1 million charge incurred in December 1996 in connection with the Capital Reduction and delisting.
(5) Basic earnings per share are computed by dividing net income by the weighted average number of ordinary shares. Diluted earnings per share are computed by dividing net earnings available to ordinary shareholders, as adjusted for the effect of the elimination of after-tax interest expense related to assumed conversion of the convertible notes, by the weighted average number of Ordinary Shares and dilutive ordinary share equivalents for the period.
(6)  For stores open at beginning of period indicated.

(7) The number of comparable stores used to compute such percentages was 17 for each of fiscal 1995 and 1996, 16 and 19 for the seven-month periods ended January 31, 1996 and 1997, respectively, 19 and 25 for the twelve-month periods ended January 31, 1997 and 1998, respectively, and 21 and 28 for the six-month periods ended July 31, 1997 and 1998, respectively.

(8) The number of comparable stores used to compute such percentages was 32 and 31 for fiscal 1995 and 1996, respectively, 31 and 33 for the seven-month periods ended January 31, 1996 and 1997, respectively, 33 and 32 for the fiscal years ended January 31, 1997 and 1998, respectively, and 32 and 31 for the six-month periods ended July 31, 1997 and 1998, respectively.

                SELECTED ADDITIONAL CONSOLIDATED FINANCIAL DATA

  As of April 9, 1997, the Company changed its fiscal year end from June 30 to January 31. The following selected additional consolidated financial data has been restated to conform the financial presentation to a January 31 fiscal year end, and are qualified by reference to and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," the Selected Consolidated Financial Data of the Company and the consolidated financial statements and notes thereto included elsewhere in this Prospectus and the financial statements for the twelve-month periods presented below included in the Registration Statement of which this Prospectus is a part. Management believes that the data presented below provide a more meaningful basis of comparison between prospective and historical reporting periods, as the Company will continue to report financial information in the future on the basis of its current January 31 fiscal year end. Except for the data for the twelve-month period ended January 31, 1998, all selected additional consolidated financial data for the six-month and twelve-month periods presented below is unaudited but, in the opinion of management, has been prepared on the same basis as the audited consolidated financial statements of the Company and reflects all adjustments necessary for a fair presentation of such data. The selected additional unaudited financial data as of and for the twelve months ended January 31, 1996 and 1997 has been derived from the unaudited consolidated financial statements of the Company as of such dates and for the periods then ended, to which KPMG has reported that it has applied limited procedures in accordance with professional standards for a review of such information. These unaudited consolidated financial statements and the review report thereon are included elsewhere in the Registration Statement of which this Prospectus is a part. The summary consolidated financial data as of and for the twelve-months ended January 31, 1998 has been derived from the consolidated financial statements of the Company as of such date and for the period then ended, which have been audited by KPMG and which are included elsewhere in this Prospectus. Operating results for the six months ended July 31, 1997 and 1998 are unaudited and are not necessarily indicative of the results that may be expected for the entire year.

                                                                SIX MONTHS
                            TWELVE MONTHS ENDED JANUARY 31,   ENDED JULY 31,
                           --------------------------------- ------------------
                              1996        1997       1998      1997      1998
                           ----------- ----------- --------- --------  --------
                           (UNAUDITED) (UNAUDITED)              (UNAUDITED)
In thousands, except per
share data
STATEMENT OF OPERATIONS
 DATA:
Net sales................   A$138,877   A$148,369  A$179,325 A$70,394  A$91,177
Cost of goods sold(1)....      94,899     103,324    122,072   48,420    61,609
                            ---------   ---------  --------- --------  --------
Gross profit.............      43,978      45,045     57,253   21,974    29,568
Selling, general and
 administrative
 expenses................      38,921      40,751     48,992   21,728    27,735
Store pre-opening costs..         178         239        435      209       429
Relocation and closure
 costs(2)................         --        1,336         20      --         15
                            ---------   ---------  --------- --------  --------
Operating income.........       4,879       2,719      7,806       37     1,389
Equity in income of
 affiliates, net of tax..       1,205         379        547      188       234
Interest expense.........       2,428       2,236      3,334    1,760       834
Other expenses
 (income)(3).............      (2,303)      1,132        --       --        --
                            ---------   ---------  --------- --------  --------
Income (loss) before
 income taxes............       5,959        (270)     5,019   (1,535)      789
Income tax expense
 (benefit)...............         496        (822)     1,488     (649)      300
                            ---------   ---------  --------- --------  --------
Net income (loss)........   A$  5,463   A$    552  A$  3,531 A$  (886) A$   489
                            ---------   ---------  --------- --------  --------
Basic earnings per
 share(3)................   A$   1.23   A$   0.13  A$   1.43 A$ (0.48) A$  0.11
                            =========   =========  ========= ========  ========
Diluted earnings per
 share(3)................   A$   1.20   A$   0.13  A$   1.18 A$ (0.48) A$  0.11
                            =========   =========  ========= ========  ========
Weighted average shares
 outstanding
 (in thousands)(4).......       4,450       4,228      2,473    1,844     4,542
                            =========   =========  ========= ========  ========

                                                                 SIX MONTHS
                           TWELVE MONTHS ENDED JANUARY 31,     ENDED JULY 31,
                          ---------------------------------  --------------------
                             1996        1997       1998       1997       1998
                          ----------- ----------- ---------  ---------  ---------
                          (UNAUDITED) (UNAUDITED)                (UNAUDITED)
In thousands, except per share data
BALANCE SHEET DATA:
Working capital.........   A$ 25,139   A$ 22,552  A$ 36,917  A$ 30,130  A$ 41,578
Total assets............      67,544      67,970     82,074     78,764    104,846
Total long-term debt....      11,631      34,276     18,121     43,656     30,799
Shareholders' equity....      30,349      10,165     43,927      8,960     45,098
In thousands, except percentages
SELECTED U.S. OPERATING DATA:
Stores open at period-
 end....................          19          25         34         29         38
Average net sales per
 store(5)...............   A$  1,655   A$  1,579  A$  1,731  A$  1,016  A$  1,302
Comparable store sales
 increase(6)............        14.2%        6.5%      18.9%      17.8%      11.7%
Selling square feet.....        54.8        70.2       96.6       86.9      115.4
Sales per selling square
 foot...................   A$    517   A$    469  A$   $538  A$    251  A$    381
In thousands, except
 percentages
SELECTED AUSTRALIAN OP-
 ERATING DATA:
Stores open at period-
 end....................          32          32         32         32         33
Average net sales per
 store(5)...............   A$  1,924   A$  2,222  A$  2,411  A$    796  A$    833
Comparable store sales
 increase(7)............         1.4%       11.6%       5.0%       6.8%       3.9%
Selling square feet.....       267.1       276.6      291.2      288.3      307.5
Sales per selling square
 foot...................   A$    231   A$    256  A$    265  A$     88  A$     89

--------
(1) Cost of goods sold includes the cost of merchandise sold during the periods, warehouse, distribution and store-level occupancy costs.
(2) Includes A$262,000 incurred during the year ended June 30, 1996 in connection with the restructuring of the Company's Australian licensing division, A$613,000 incurred in June 1996 in connection with the relocation of the Company's barbecue manufacturing operations and an A$369,000 provision accrued in January 1997 in connection with the relocation of the Company's enameling facilities.
(3) Includes an A$2.3 million gain during the year ended June 30, 1996, related to the Company's sale of its equity interest in GLG New Zealand and an A$1.1 million charge incurred in December 1996 in connection with the Capital Reduction and delisting.
(4) Basic earnings per share are computed by dividing net income by the weighted average number of ordinary shares. Diluted earnings per share are computed by dividing net earnings available to ordinary shareholders, as adjusted for the effect of the elimination of after-tax interest expense related to assumed conversion of the convertible notes, by the weighted average number of Ordinary Shares and dilutive ordinary share equivalents for the period.
(5) For stores open at beginning of period indicated.

(6) The number of comparable stores used to compute such percentages was 17 for each of fiscal 1995 and 1996, 16 and 19 for the seven-month periods ended January 31, 1996 and 1997, respectively, 19 and 25 for the twelve-month periods ended January 31, 1997 and 1998, respectively, and 21 and 28 for the six-month periods ended July 31, 1997 and 1998, respectively.

(7) The number of comparable stores used to compute such percentages was 32 and 31 for fiscal 1995 and 1996, respectively, 31 and 33 for the seven-month periods ended January 31, 1996 and 1997, respectively, 33 and 32 for the twelve-month periods ended January 31, 1997 and 1998, respectively, and 32 and 31 for the six-month periods ended July 31, 1997 and 1998, respectively.

  Unaudited Additional Quarterly Financial Data. The following table sets forth, for the periods indicated, certain selected statement of operations data and operating data for each of the Company's last eight fiscal quarters. The quarterly statement of operations data and selected operating data set forth below were derived from unaudited financial statements of the Company, which in the opinion of management of the Company contain all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation thereof.

                                                       QUARTER ENDED
                          --------------------------------------------------------------------------
                          OCT 31,  JAN 31,  APR 30,   JUL 31,   OCT 31,  JAN 31,  APR 30,   JUL 31,
                            1996     1997     1997      1997      1997     1998     1998      1998
                          -------- -------- --------  --------  -------- -------- --------  --------
In thousands, except per
share data
STATEMENT OF OPERATIONS
 DATA:
Net Sales...............  A$35,255 A$53,494 A$30,366  A$40,028  A$43,539 A$65,392 A$36,744  A$54,433
Cost of goods sold......    24,249   35,989   20,891    27,529    29,815   43,836   25,117    36,492
                          -------- -------- --------  --------  -------- -------- --------  --------
Gross profit............    11,006   17,505    9,475    12,499    13,724   21,556   11,627    17,941
Selling, general and
 administrative
 expenses...............    10,088   12,351    9,798    11,930    12,384   14,874   12,462    15,273
Store pre-opening
 costs..................        79       96      114        95        37      189      147       282
Relocation and closure
 costs..................       --       461      --        --        --        20       15       --
                          -------- -------- --------  --------  -------- -------- --------  --------
Operating income
 (loss).................       839    4,597     (437)      474     1,303    6,473     (997)    2,386
Equity in income of
 affiliates.............       103      109       50       138       153      206       96       138
Interest expense........       678      710      879       881     1,111      463      388       446
Other expenses
 (income)...............        36    1,096      --        --        --       --       --        --
                          -------- -------- --------  --------  -------- -------- --------  --------
Income (loss) before
 income taxes...........       228    2,900   (1,266)     (269)      345    6,216   (1,289)    2,078
Income tax expense
 (benefit)..............        98      847     (566)      (83)      143    1,996     (502)      802
                          -------- -------- --------  --------  -------- -------- --------  --------
Net income (loss).......  A$   130 A$ 2,053 A$  (700) A$  (186) A$   202 A$ 4,220 A$  (787) A$ 1,276
                          ======== ======== ========  ========  ======== ======== ========  ========
Basic earnings per
 share..................  A$  0.03 A$  0.58 A$ (0.38) A$ (0.10) A$  0.11 A$  0.97 A$ (0.17) A$  0.28
                          ======== ======== ========  ========  ======== ======== ========  ========
Diluted earnings per
 share..................  A$  0.03 A$  0.52 A$ (0.38) A$ (0.10) A$  0.11 A$  0.96 A$ (0.17) A$  0.28
                          ======== ======== ========  ========  ======== ======== ========  ========
Weighted average shares
 outstanding............     4,450    3,569    1,844     1,844     1,844    4,336    4,542     4,542
                          ======== ======== ========  ========  ======== ======== ========  ========

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

  The following Management's Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements which involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this Prospectus.

OVERVIEW

  Barbeques Galore believes that it is the leading specialty retail chain of barbecue and barbecue accessory stores in Australia and the United States, based on number of stores and sales volume. The Company's belief is based on its years of experience in the barbecue retail industry as well as its contacts with other industry retailers, suppliers and trade associations. The Company opened its first store in Sydney, Australia in 1977 and opened its first U.S. store in Los Angeles in 1980. Barbeques Galore stores carry a wide assortment of barbecues and related accessories, a comprehensive line of fireplace products and, in Australia, home heating products, camping equipment and outdoor furniture. As of July 31, 1998, the Company owned and operated 33 stores in all six states in Australia and 41 stores (including three U.S. Navy concession stores) in nine states in the United States. In addition, as of such date, there were 46 licensed stores in Australia and seven franchised stores in the United States, all of which operate under the "Barbeques Galore" name.

  The Company derives its revenue primarily from four categories: Australian retail, United States retail (including royalties and sales to franchisees), Australian licensing (including license fees and sales to licensees) and Australian wholesale. These categories represented 43.1%, 34.4%, 8.9% and 12.9%, respectively, of the Company's net sales for the twelve months ended January 31, 1998, representing a 9.1%, 52.9%, (3.8)% and 19.6% increase (decrease), over their respective net sales levels for the twelve months ended January 31, 1997. For the six months ended July 31, 1998, these categories represented 30.2%, 56.7%, 5.9% and 6.7%, respectively, of the Company's net sales for such period, representing a 8.0%, 58.8%, (6.5)% and 3.6% increase (decrease) over their respective net sales levels for the six months ended July 31, 1997.

  The Company believes the majority of its future growth will result from the continuing expansion of its U.S. retail business, primarily through the opening of new stores, and the refurbishment of its Australian store base. In the United States, the Company has embarked upon a major program to expand Company-owned stores. In calendar 1997, the Company opened 10 new stores and plans to open approximately 15 new stores in calendar 1998, of which five have opened, six are under construction and the remaining four are in lease negotiation. The Company also currently intends to open 15 new stores in the United States in calendar 1999. The Company incurred capital expenditures relating to this program in the United States of approximately US$1.8 million in 1997 and expects to incur approximately US$2.5 million in each of calendar 1998 and 1999. In Australia, the Company has undertaken a refurbishment program to relocate or remodel existing stores. In calendar 1997, the Company remodelled five stores in Australia, opened one new store, relocated one store and closed one store. In calendar 1998, the Company currently plans to refurbish one store and relocate two stores in addition to the one planned new store already opened in Australia in that time frame. The Company also intends to refurbish two stores and relocate two stores in Australia in calendar 1999. The Company incurred capital expenditures relating to this program in Australia of approximately A$2.5 million in 1997 and expects to incur approximately A$1.5 million to A$2.5 million in each of calendar 1998 and 1999. As a result of its store expansion and refurbishment programs, the Company has experienced, and expects to continue to experience, increases in store pre-opening costs and refurbishment-related expenses. See "Risk Factors--Implementation of Growth Strategy."

  A number of the Company's existing licensees have elected to refurbish their stores in accordance with the Company's established criteria although no licensee is required to do so. The Company maintains an assistance program to provide advice relating to these enhancements. No financial incentives are offered directly by the Company to encourage licensee refurbishment, although the Company believes its new store concept provides a more consumer-friendly shopping environment. The Company expects that Australian licensing will provide moderate growth in revenues if the economy of rural Australia continues to revitalize. The Company may license additional Barbeques Galore stores in Australia on a selective basis, although it does not intend to franchise any additional stores in the United States (except within geographical territories as required under existing franchise agreements). Although the Company has recently experienced some growth in its wholesale operations, it does not expect to experience significant revenue growth in the future and currently has no plans to operate a wholesale distribution business in the United States. See "Risk Factors--Effect of Economic Conditions and Consumer Trends," "Business--Licensing and Franchising" and "Business--Business Strengths and Competition--Store Environment."

  Through its vertically integrated operations, the Company manufactures a proprietary line of barbecues and home heaters for its retail stores and licensees as well as other barbecue and home heater products for its wholesale customers. By controlling its own manufacturing operations, the Company believes it is able to realize higher margins, control product development and improve inventory flexibility and supply. The Company estimates that, during the twelve months ended January 31, 1998, approximately 40% of its barbecue sales were derived from sales of its proprietary barbecues, and approximately 65% of its home heating sales were derived from sales of its proprietary home heating lines. The Company believes that its existing manufacturing and enameling operations are sufficient to meet presently anticipated production increases that may arise from the Company's store expansion and refurbishment program. See "Risk Factors--Management of Operational Changes" and "Business-- Manufacturing."

  In connection with the implementation of its United States and Australian growth strategy, the Company incurred several one-time expenses during 1996. The Company relocated and combined its barbecue manufacturing operations from 11 separate off-site buildings to a single facility at its corporate headquarters and distribution center in Sydney, Australia at an expense of approximately A$613,000 plus additional capital expenditures of approximately A$2.3 million. This relocation has resulted in initial cost savings of approximately A$515,000 through the end of July 1997. In a further effort to improve its production flow, inventory control and distribution management, the Company substantially completed the relocation of its enameling operations which are now operational, to the same facility, with the in-line powder coating operation scheduled for completion in late September 1998. The Company also rearranged the assembly, warehouse and distribution operations. The relocation of the Company's enameling operations and related changes resulted in the incurring of approximately A$454,000 in costs, against which the Company has already accrued A$369,000. In addition, the Company has purchased two properties nearby the Company's Australian headquarters, for an aggregate purchase price of approximately A$5.25 million, with an additional approximately A$1.25 million (including A$320,000 for racking) needed to upgrade one of the properties, which properties will provide additional warehouse, distribution and assembly space. As of July 31, 1998, the Company had closed on both of the properties, with the upgrade expense expected to be incurred between August and October 1998. The Company believes these changes will result in estimated initial cost savings of A$350,000 to A$450,000 in the first full twelve months after completion. The relocation of the Company's enameling operations and related changes required an additional A$2.8 million in capital expenditures, a significant amount of which has been expended between April 1998 and August 1998, and has required the Company to obtain a number of building, environmental and other governmental permits, some of which are currently being processed. In addition, the Company incurred approximately A$354,000 of one-time charges relating to the restructuring of its Australian licensing division (of which A$262,000 was incurred during the year ended June 30, 1996 and the remainder was accrued in January 1997), in which the licensing division's management and administration were integrated into the Company's retail and wholesale divisions. The restructuring has resulted in an estimated annual cost savings of A$400,000. See "Risk Factors-- Management of Operational Changes," "Risk Factors--Management of Operational Changes," "Business--Manufacturing" and "Business--Licensing and Franchising."

  In December 1996, the Company completed its delisting from the ASE, which included the repurchase of Ordinary Shares from the public. These transactions were financed through A$11.2 million in borrowings under the ANZ Facility and A$10.0 million in proceeds from the sale of the Convertible Notes, which were converted into an aggregate of 1,197,926 Ordinary Shares in connection with the Company's IPO in November 1997. In connection with the delisting and issuance of the Convertible Notes, the Company incurred various one-time charges (primarily financing, underwriting and legal fees) aggregating approximately A$1.1 million. The Company repaid a portion of such debt in full and converted the remainder of such debt into Ordinary Shares upon consummation of its IPO, and over the lifetime of such debt, paid interest totalling approximately A$900,000. In connection with its IPO, the Company and certain shareholders of the Company sold 1,700,000 ADSs at a price of US$11.00 per share for an aggregate offering amount of approximately US$18.7 million, of which the Company received approximately US$16.5 million. After registration expenses of approximately A$493,580, underwriting expenses of approximately A$1,652,597 and other related expenses of A$1,749,506 (of which A$83,703 were related to direct and indirect reimbursements to directors and officers of the Company for expenses incurred in connection with the IPO), the Company's net proceeds from that offering were approximately A$19.7 million (approximately US$13.8 million). See "Certain Transactions--Recent Delisting Transaction and Conversion of Convertible Notes."

  The Company's business is subject to substantial seasonal variations which have caused, and are expected to continue to cause, its quarterly results of operations to fluctuate significantly. Historically, the Company has realized a major portion of its net sales and net income for the year during the Australian summer months (fiscal fourth quarter). The Company expects that its net income during U.S. summer months (fiscal second quarter) will increase with the Company's planned U.S. store expansion. See "Risk Factors-- Seasonality; Weather; Fluctuations in Results."

  The Company recognizes income from affiliates representing its one-third equity interest in Bromic and its 50% equity interest in GLG Taiwan. The Company also received income from its 50% equity interest in GLG New Zealand. The Company sold its equity interest in GLG New Zealand in December 1995.

  In 1997, the Company changed its fiscal year-end from June 30 to January 31 in order to conform to the conventional fiscal year for the U.S. retail industry.

  The Company is subject to a corporate tax rate of 36% in Australia and 34% in the United States (excluding state taxes). Historically, the Company's tax rate has been lower than these stated rates as a result of the exclusion of affiliate income items from Australian taxation and the realization of net operating loss carryforwards against U.S. income.

RESULTS OF OPERATIONS

  The following table sets forth, for the periods indicated, certain selected statement of operations data as a percentage of net sales:

                         TWELVE MONTHS     SEVEN MONTHS       TWELVE MONTHS          SIX MONTHS
                             ENDED             ENDED              ENDED                 ENDED
                           JUNE 30,         JANUARY 31,        JANUARY 31,             JULY 31
                         --------------  -----------------  -----------------  -----------------------
                          1995    1996      1996     1997      1997     1998      1997        1998
                         ------  ------  ----------- -----  ----------- -----  ----------- -----------
                                         (UNAUDITED)        (UNAUDITED)        (UNAUDITED) (UNAUDITED)
STATEMENT OF OPERATIONS
 DATA:
Net Sales...............  100.0%  100.0%    100.0%   100.0%    100.0%   100.0%    100.0%      100.0%
Cost of goods sold......   66.8    69.3      68.2     68.8      69.6     68.1      68.8        67.6
                         ------  ------     -----    -----     -----    -----     -----       -----
Gross profit............   33.2    30.7      31.8     31.2      30.4     31.9      31.2        32.4
Selling, general and
 administrative
 expenses...............   29.0    27.8      26.4     26.1      27.5     27.3      30.9        30.4
Store pre-opening
 costs..................    0.0     0.1       0.1      0.2       0.2      0.2       0.3         0.5
Relocation and closure
 costs..................    0.0     0.6       0.0      0.5       0.9      0.0       0.0         0.0
                         ------  ------     -----    -----     -----    -----     -----       -----
Operating income........    4.2     2.2       5.3      4.4       1.8      4.4       0.0         1.5
Equity in income or
 affiliates, net of
 tax....................    0.7     0.6       0.8      0.3       0.3      0.3       0.3         0.2
Interest expense........    1.6     1.6       1.8      1.6       1.5      1.9       2.5         0.9
Other expenses
 (income)...............    0.0    (1.6)     (2.5)     1.1       0.8      0.0       0.0         0.0
                         ------  ------     -----    -----     -----    -----     -----       -----
Income (loss) before
 income taxes...........    3.3     2.8       6.8      2.0      (0.2)     2.8      (2.2)        0.8
Income tax expense
 (benefit)..............    0.4     0.1       1.4      0.4      (0.6)     0.8      (0.9)        0.3
                         ------  ------     -----    -----     -----    -----     -----       -----
Net income (loss).......    2.9%    2.7%      5.4%     1.6%      0.4%     2.0%     (1.3)%       0.5%
                         ======  ======     =====    =====     =====    =====     =====       =====

 Three Months Ended July 31, 1998 (Unaudited) Compared to Three Months Ended July 31, 1997 (Unaudited)

  Net sales increased by approximately A$14.4 million, or 36.0%, to A$54.4 million for the three months ended July 31, 1998 from A$40.0 million for the three months ended July 31, 1997. Four new stores were opened in the United States during the three months ended July 31, 1998. In Australia no new store was opened nor was any store refurbished during this period. Comparable store sales increased 22.9% and contributed A$6.8 million to the increase in net sales. Comparable store sales increased 12.7% in the United States and 1.6% in Australia. The combined comparable store sales increase was impacted by an increase in the US$/A$ exchange rate of approximately 22.7% in that period. Increased sales of A$6.0 million also resulted from ten new stores which opened in the United States in the previous twelve months and which did not form part of the comparative store sales. The balance of the increased sales was primarily attributable to two new stores opened and one store refurbished in Australia which did not form part of comparable store sales, and increased wholesale revenues.

  Gross profit increased approximately A$5.4 million, or 43.5% to A$17.9 million for the three months ended July 31, 1998 from A$12.5 million for the three months ended July 31, 1997. Gross margin (gross profit as a percentage of sales ) increased to 33.0% during the three months ended July 31, 1998 from 31.2% during the comparable period in 1997. The increase in gross margin is mainly attributable to the reduced cost of goods purchased from Australia as a result of the weak Australian dollar and an increased Australian sales content in stores moving into their second year of operation. This was partially offset by the newer stores in the United States, the margins of which are typically lower in their first year of operation.

  Selling, general and administrative expenses (which exclude store pre-opening expenses) increased approximately A$3.3 million, or 28.0%, to A$15.3 million for the three months ended July 31, 1998 from A$11.9 million for the three months ended July 31, 1997. As a percentage of net sales, selling, general and administrative expenses decreased to 28.1% during the three months ended July 31, 1998 from 29.8% during the comparable period in 1997. This decrease was primarily due to a higher operating leverage from the greater number of stores open in the United States in the second quarter of 1998 during a period when sales are at their seasonal high. This was partially offset by increased payroll costs related to the expansion of the infrastructure in the United States.

  Store pre-opening expenses increased by A$187,000 to A$282,000 due to the number and timing of United States' store opening expenditure.

  Operating income increased by A$1.9 million to A$2.4 million for the three months ended July 31, 1998 from A$474,000 for the three months ended July 31, 1997. This increase resulted mainly from an increase in profitability from the Company's U.S. operation.

  Income from affiliates was unchanged from A$138,000 in the three months ended July 31, 1998 compared to the three months ended July 31, 1997.

  Interest expense decreased by A$435,000 to A$446,000 in the three months ended July 31, 1998 from A$881,000 for the three months ended July 31, 1997. The decrease reflects the reduced debt requirements of the Company subsequent to the capital raising as a result of its IPO in November 1997.

  The Company's effective tax rate was 38.6% in the three months ended July 31, 1998 and 30.9% (benefit) in the three months ended July 31, 1997. The benefit in the comparable period in 1997 relates to a loss before tax.

 Six Months Ended July 31, 1998 (Unaudited) Compared to Six Months Ended July 31, 1997 (Unaudited)

  Net sales increased by approximately A$20.8 million, or 29.5%, to A$91.2 million for the six months ended July 31, 1998 from A$70.4 million for the six months ended July 31, 1997. Five new stores were opened in the United States during the six months ended July 31, 1998. In Australia one new store was opened and no stores were refurbished during this period. Comparable store sales increased 19.7% and contributed A$10.1 million to the increase in net sales. Comparable store sales increased 11.7% in the United States and 3.9% in Australia. The combined comparable store sales increase was impacted by an increase in the US$/A$ exchange rate of approximately 20.5% in that period. Increased sales of A$7.3 million also resulted from ten new stores which opened in the United States in the previous twelve months and which did not form part of the comparative store sales. The balance of the increased sales was primarily attributable to two new stores opened and one store refurbished in Australia which did not form part of comparable store sales, and increased wholesale revenues.

  Gross profit increased approximately A$7.6 million, or 34.6% to A$29.6 million for the six months ended July 31, 1998 from A$22.0 million for the six months ended July 31, 1997. Gross margin (gross profit as a percentage of sales ) increased to 32.4% during the six months ended July 31, 1998 from 31.2% during the comparable period in 1997. The increase in gross margin is mainly attributable to the reduced cost of goods purchased from Australia as a result of the weak Australian dollar and an increased Australian sales content in stores moving into their second year of operation. This was partially offset by product sales mix in Australia and the United States, including the newer stores in the United States, the margins of which are typically lower in their first year of operation.

  Selling, general and administrative expenses (which exclude store pre-opening expenses) increased approximately A$6.0 million, or 27.6%, to A$27.7 million for the six months ended July 31, 1998 from A$21.7 million for the six months ended July 31, 1997. As a percentage of net sales, selling, general and administrative expenses decreased to 30.4% during the six months ended July 31, 1998 from 30.9% during the comparable period in 1997. This decrease was primarily due to a higher operating leverage from the greater number of stores open in the United States in the second quarter of 1998 during a period when sales are at their seasonal high. This was partially offset by increased payroll costs related to the expansion of the infrastructure in the United States.

  Store pre-opening expenses increased by A$220,000 to A$429,000 due to the number and timing of United States' store opening expenditure.

  Operating income increased by A$1,352,000 to A$1,389,000 for the six months ended July 31, 1998 from A$37,000 for the six months ended July 31, 1997. This increase resulted mainly from an increase in profitability from the Company's U.S. operation.

  Income from affiliates increased by A$46,000 to A$234,000 in the six months ended July 31, 1998 from A$188,000 for the six months ended July 31, 1997.

  Interest expense decreased by A$926,000 to A$834,000 in the six months ended July 31, 1998 from A$1.76 million for the six months ended July 31, 1997. The decrease reflects the reduced debt requirements of the Company subsequent to the capital raising as a result of its IPO in November 1997.

  The Company's effective tax rate was 38.0% in the six months ended July 31, 1998 and 42.3% (benefit) in the six months ended July 31, 1997. The benefit in the comparable period in 1997 relates to a loss before tax.

THE COMPANY'S STATE OF READINESS FOR YEAR 2000 ISSUES

  The Company established a Year 2000 compliance team in 1997, under the guidance of the Chief Financial Officer, which reports periodically to the Board of Directors and Audit Committee. To date, a full evaluation of potential Year 2000 risks has been completed and a comprehensive compliance program developed.

  While the Company cannot be certain that the consequences of Year 2000 compliance issues will not have a material effect on its business, results of operation or financial condition, it has established and is well advanced with, a rigorous program aimed at minimizing or negating any such effects. As part of the ongoing Year 2000 compliance process, the Company has examined the key risk areas and considered the degree of application to its business activities and future operations.

  Information Technology ("IT") Systems: In Australia, the Company is currently replacing its entire core IT system, along with the majority of peripheral hardware and software components such as personal computers, printers and desktop applications. The replacement core IT system has been certified Year 2000 compliant and should be operational by mid-1999.

  In the USA, the Company's recently installed computer system has been designed to avoid the occurrence of Year 2000 problems. Minor modifications and upgrades are currently being undertaken and full compliance is anticipated by the end of 1998.

  Non-IT Systems: As with any modern business operation, the Company expects that some degree of non-compliance will be identified in certain technology assets such as telephone systems, office equipment and security systems. All potential systems at risk have been identified and an inventory of equipment and the vendors involved, compiled. The Company is currently in the process of contacting these vendors to ascertain whether each item of equipment is Year 2000 compliant or, if necessary, what remedial action (and cost) is required to achieve compliance.

  Products: The Company's products do not utilize embedded technology and the risk, therefore, associated with holding or repairing non-compliant products, is negligible. The Company does not believe it will encounter any significant product warranty costs or obsolete inventory write-offs arising from Year 2000 issues.

  Third Party Relationships: The majority of the Company's customers and, therefore, revenue base, is from retail sales from which little credit risk arises. Those customers to whom credit facilities are provided are currently being contacted by mail questionnaire, to allow the Company to assess their state of readiness in relation to Year 2000 issues. This program is expected to be completed by the end of 1998. Further follow-up may be required in cases where the Company is not satisfied with a customer's level of compliance.

  The Company is dependent on a large number of vendors from various countries for a significant proportion of its merchandise, parts and raw materials. While there are generally no long term purchase contracts, (and no vendor accounts for more than 5% of the Company's merchandise), its results from operations could be adversely affected by a disruption of supply from key vendors. It has been widely reported that such disruptions could occur if a vendor was to experience major Year 2000 compliance problems. A mail questionnaire program is also being conducted to assess the level of compliance of all current vendors. This program is expected to be completed by the end of 1998. Again, Company policy will be to discontinue supply arrangements with any vendor who is unable to demonstrate adequate compliance after mid-1999.

  The Company has also included service providers and other key business partners such as banks, telecommunication providers, transport and shipping companies in the compliance program. While the Company expects that most of this group is likely to achieve compliance, its status will be monitored for any adverse indications of risk to the Company.

 Costs to Address the Company's Year 2000 Issues

  Based on the preceding evaluation of the Company's state of readiness and having regard to the most likely outcomes in relation to each area of risk, the Company has estimated that the total cost to address Year 2000 issues will be approximately A$0.9 million. The vast majority of this estimate relates to the replacement of the Australian IT systems and also includes allowances for minor non-IT systems remediation.

  To date, less than A$0.2 million of the above estimate has been expended. There has been no material impact on the Company's results from operations to date.

 Risks of the Company's Year 2000 Issues

  The risks which the Company faces in relation to Year 2000 issues have been referred to above. Although the Company has no reason to expect that any significant third party impact will arise, given the compliance program now in place, no assurance can be made that the impact of these risk areas will not be greater than currently identified, nor that no other risk issues may arise. The Company is unable to estimate whether there will be any additional significant costs arising from Year 2000 issues.

 The Company's Contingency Plans for Year 2000 Issues

  At the present time the Company has not developed a detailed contingency plan. As the outcome of its compliance programs becomes known, the Company will re-evaluate the need for, and extent of, any contingency plans.

 Twelve Months Ended January 31, 1998 (Audited) Compared to Twelve Months Ended January 31, 1997 (Unaudited)

  Net sales increased approximately A$30.9 million, or 20.9%, to A$179.3 million for the twelve months ended January 31, 1998 from A$148.4 million for the twelve months ended January 31, 1997. Eleven new stores were opened in the United States during the twelve months ended January 31, 1998 of which eight were in existing markets, including one franchise store in Atlanta, and the remaining three in San Antonio, Texas, Mandarin, Florida and Pearl Harbor, Hawaii (a U.S. Navy concession store). In Australia, one store was opened and four refurbished or relocated. Comparable store sales increased 13% and contributed A$13.1 million of the increase in net sales. Comparable store sales increased 18.9% in the United States and 5.0% in Australia. Increased sales also resulted from stores not forming part of the comparative store sales, including new stores opened in the U.S. in the previous twelve months. The balance of the increased sales was primarily attributable to an A$3.8 million increase in Australian wholesale sales, mainly to mass merchandisers.

  Gross profit increased approximately A$12.3 million, or 27.1%, to A$57.3 million for the twelve months ended January 31, 1998 from A$45.0 million for the twelve months ended January 31, 1997. Gross margin (gross profit as a percentage of sales) increased to 31.9% during the twelve months ended January 31, 1998 from 30.4% during the comparable period in 1997. The increase in gross margin was primarily due to production efficiencies gained in the Australian manufacturing operation. The increase was partially offset by a reduction in gross margin in the United States as a result mainly of a change in product mix and newer stores with a typically lower gross margin in their first year of operation and additional distribution costs incurred to support the store expansion program.

  Selling, general and administrative expenses (which exclude store pre-opening expenses) increased approximately A$8.2 million, or 20.2%, to A$49.0 million for the twelve months ended January 31, 1998 from A$40.8 million for the twelve months ended January 31, 1997. As a percentage of net sales, selling, general and administrative expenses decreased to 27.3% during the twelve months ended January 31, 1998 from 27.5% during the comparable period in 1997.

  Store pre-opening expenses increased A$196,000 to A$435,000 due to three more company-owned stores opening in the twelve months ended January 31, 1998 than in the comparable period in 1997.

  Relocation and closure costs decreased by $1.3 million to A$20,000 for the twelve months ended January 31, 1998. These costs mainly relate to the restructuring of the Licensee and Wholesale Divisions and the relocation of manufacturing operations.

  Operating income (excluding relocation and closure costs) increased by A$3.8 million to A$7.8 million for the twelve months ended January 31, 1998 from A$4.1 million for the twelve months ended January 31, 1997. As a percentage of net sales, operating income (excluding relocation and closure costs) increased to 4.4% in the twelve months ended January 31, 1998 from 2.7% in the comparable period in 1997.

  Income from affiliates increased by A$168,000 to A$547,000 in the twelve months ended January 31, 1998 from A$379,000 in the twelve months ended January 31, 1997. This increase resulted mainly from an increase in profitability of the Company's Taiwanese affiliate.

  Interest expense increased by A$1.1 million to A$3.3 million in the twelve months ended January 31, 1998 from A$2.2 million in the twelve months ended January 31, 1997. The increase resulted from the interest at 10.25% per annum payable on convertible notes of A$10.0 million that were issued on December 31, 1996 and converted to Ordinary Shares concurrent with the Company's IPO on November 7, 1997.

  The Company's effective tax rate was 29.6% in the twelve months ended January 31, 1998 and 304.4% during the comparable period in 1997 due, primarily, to a reduction in the valuation allowance in relation to the net deferred tax asset of the United States operation. The valuation allowance was fully written back during the twelve months ended January 31, 1997, as the Company believed it would recoup the benefit of the tax losses and temporary differences which gave rise to the net deferred tax asset.

 Seven Months Ended January 31, 1997 (Audited) Compared to Seven Months Ended January 31, 1996 (Unaudited)

  Net sales increased approximately A$6.7 million, or 7.3%, to A$98.8 million for the seven months ended January 31, 1997, from A$92.1 million for the seven months ended January 31, 1996. Four new stores were opened in the United States and one new store opened in Australia during the seven months ended January 31, 1997, contributing approximately A$941,000 and A$610,000, respectively, to the increase in net sales. In addition, refurbishment was completed on two stores in Australia during the same period with these stores adding a further A$1.1 million to the increase in net sales. Comparable store sales increased 7.2% and contributed A$4.3 million of the increase in net sales for the seven months ended January 31, 1997. Comparable store sales increased 4.1% in the United States and 10.6% in Australia. A generally poor U.S. retail environment during the 1996 Olympic season impacted U.S. comparable store sales. The remaining portion of the increase in sales was attributable to sales resulting from two new stores opened in the United States in the preceding two quarters, a one-time close-out sale of wood heaters to Australian licensees and an increase in barbecue sales to Australian licensees. This increase in sales was partially offset by the loss of a major Australian wholesale customer and the Company's decision to discontinue third party enameling work.

  Gross profit increased approximately A$1.5 million, or 5.2%, to A$30.8 million for the seven months ended January 31, 1997 from A$29.3 million for the seven months ended January 31, 1996. Gross margin decreased to 31.2% during the seven months ended January 31, 1997 from 31.8% during the comparable period in 1996. The decrease in gross margin was primarily due to the Company's pursuit of increased market share in the high-volume, low-margin end of the Australian barbecue market. In addition, sales by new U.S. stores include a large portion of lower-margin sales during initial periods of operation. This, combined with increased freight costs for new stores located outside of California, also contributed to the decrease in gross margin.

  Selling, general and administrative expenses increased approximately A$1.4 million, or 5.8%, to A$25.7 million for the seven months ended January 31, 1997 from A$24.3 million for the seven months ended January 31, 1996. As a percentage of net sales, selling, general and administrative expenses decreased to 26.1% for the seven months ended January 31, 1997 from 26.4% for the seven months ended January 31, 1996. The decrease was primarily due to improved operating leverage in the Australian store base and cost savings in the Australian licensee and wholesale divisions brought about by the restructuring of the licensee division. This decrease was partially offset by increased infrastructure spending in the United States related to Company expansion.

  Store pre-opening expenses increased A$86,000 to A$200,000 for the seven months ended January 31, 1997 from A$114,000 for the seven months ended January 31, 1996, primarily due to the opening of four new stores in the United States.

  Relocation and closure costs increased to A$461,000 for the seven months ended January 31, 1997 from A$0 for the seven months ended January 31, 1996 in connection with the organizational restructuring of the licensee and wholesale divisions and the provision for certain costs for the planned relocation of its enameling plant in 1998.

  Operating income (excluding relocation and closure costs) increased by A$14,000 to A$4,857,000 for the seven months ended January 31, 1997 from A$4,843,000 for the seven months ended January 31, 1996. As a percentage of net sales, operating income (excluding relocation and closure costs) decreased to 4.9% in the seven months ended January 31, 1997 from 5.3% in the comparable period in 1996.

  Income from affiliates decreased by A$457,000 to A$252,000 in the seven months ended January 31, 1997 from A$709,000 in the seven months ended January 31, 1996. This decrease resulted from the Company's sale of its equity interest in its New Zealand affiliate in December 1995.

  Interest expense remained constant at approximately A$1.6 million for the seven months ended January 31, 1997 and the seven months ended January 31, 1996.

  Other expense (income) increased to an expense of A$1.1 million for the seven months ended January 31, 1997 from income of A$2.3 million for the seven months ended January 31, 1996. In the 1997 period, the Company incurred expenses of approximately A$1.1 million related to the Capital Reduction, while in the 1996 period, the Company recognized a gain of A$2.3 million from the sale of its equity interest in its New Zealand affiliate, as described above.

  The Company's effective tax rate was 19.0% in the seven months ended January 31, 1997 and 20.6% in the seven months ended January 31, 1996. The difference in rates compared to the expected rate of 36% is a result of the exclusion from Australian taxation of equity in income from affiliates, the gain on sale of its equity in a New Zealand affiliate and a reduction in the valuation allowance in relation to the net deferred tax asset of the United States operation. The valuation allowance was fully written back in the seven months ended January 31, 1997 because the Company believed that it would recoup the benefit of the tax losses and temporary differences which gave rise to the net deferred tax asset. Excluding the effect of these items, the effective tax rate would have been 43.9% in the seven months ended January 31, 1997 and 37.1% in the seven months ended January 31, 1996. This difference is mainly attributable to increased state taxes in the United States for the seven months ended January 31, 1997.

 Twelve Months Ended June 30, 1996 (Audited) Compared to Twelve Months Ended June 30, 1995 (Audited)

  Net sales increased approximately A$3.6 million, or 2.6%, to A$141.7 million for the fiscal year ended June 30, 1996 from A$138.1 million for the fiscal year ended June 30, 1995. Comparable store sales increased 5.0% and contributed approximately A$4.1 million of the increase in net sales for the 1996 fiscal year. Comparable store sales increased 10.0% in the United States and 8.1% in Australia. The combined comparable store sales increase was impacted by a decrease in the US$/A$ exchange rate of approximately 13.0% in that period. Sales during fiscal 1996 also increased as a result of the opening of four new Company-owned stores and two franchised stores in the United States, the opening of one new store in Australia and increases in other stores not included in the comparable store calculation. The combined sales increases were partially offset by decreases in the Australian licensee and wholesale divisions, primarily due to the declining wood heating market and overall softness in the Australian rural economy.

  Gross profit decreased approximately A$2.3 million, or 4.9%, to A$43.5 million for fiscal 1996 from A$45.8 million for fiscal 1995. As a percentage of net sales, gross margin decreased to 30.7% during fiscal 1996 from 33.2% during fiscal 1995. The decrease in gross margin in the 1996 period was primarily due to an increase in the cost of the Company's manufactured products as a result of the factory relocation, the one-time close-out sales of the Company's wood heating inventory and general pressure on margins in the Australian retail sector. In the United States, gross margin increased as a result of a change in sales mix towards higher margin proprietary products.

  Selling, general and administrative expenses decreased approximately A$719,000, or 1.8%, to A$39.3 million for fiscal 1996 from A$40.1 million for fiscal 1995. As a percentage of net sales, selling, general and administrative expenses decreased to 27.8% during fiscal 1996 from 29.0% during fiscal 1995. The decrease was primarily due to increased operating leverage in its Australian store base resulting from store refurbishment and the restructuring of the Australian licensee division. This decrease was partially offset by infrastructure spending related to the opening of five new U.S. stores, including new hiring and staff training expenses.

  Store pre-opening expenses increased A$89,000 to A$153,000 during fiscal 1996 from A$64,000 for fiscal 1995, primarily due to the opening of four new stores in the United States.

  Relocation and closure costs increased to A$875,000 for fiscal 1996 from A$0 for fiscal 1995, primarily due to the relocation of the Company's manufacturing operation and the restructuring of the Company's Australian licensing division.

  Operating income (excluding relocation and closure costs) decreased A$1.6 million to A$4.0 million for fiscal 1996 from A$5.6 million for fiscal 1995. Approximately A$2.3 million of the decrease was due to an increase in the cost of the Company's manufactured products following the factory relocation, the one-time close-out sales of the Company's wood heating inventory and general pressure on margins in the Australian retail sector. This decrease in gross profits was partially offset by a decrease in selling, general and administrative expenses of approximately A$719,000.

  Income from affiliates decreased A$127,000 to A$836,000 in fiscal 1996 from A$963,000 in fiscal 1995, due to the loss of income from the GLG New Zealand after the Company sold its equity interest therein in December 1995.

  Interest expense increased by A$32,000 to A$2,262,000 in fiscal 1996 from A$2,230,000 in fiscal 1995.

  Other income increased to A$2.3 million in fiscal 1996 from A$0 in fiscal 1995, due to the gain on the sale of the Company's New Zealand affiliate.

  The Company's effective tax rate was 2.4% in fiscal 1996 and 13.1% in fiscal 1995. The difference in rates is primarily the result of the exclusion from Australian taxation of both equity in income from affiliates and gain on the sale of its New Zealand affiliate, as well as a reduction in the valuation allowance for deferred tax assets due to the realization of net operating loss carryforwards against U.S. taxes. Excluding these items, the effective tax rate would have been 46.8% for the fiscal year ended June 30, 1996 and 31.2% for the fiscal year ended June 30, 1995.

UNAUDITED QUARTERLY RESULTS AND SEASONALITY

  The Company's quarterly results of operations have fluctuated, and are expected to continue to fluctuate materially, primarily because of the seasonality associated with the barbecue and fireplace industries and related item sales. The timing of new store openings and related pre-opening and other startup expenses, net sales contributed by new stores, increases or decreases in comparable store sales, changes in the Company's merchandise mix and overall economic conditions also contribute to fluctuations in the Company's quarterly results. The Company believes this is the general pattern associated with its segment of the retail industry and expects this pattern will continue in the future. In order to partially offset the effects of seasonality, the Company operates in both the Southern and Northern hemispheres, which have opposite seasons, and offers fireplace products and (in Australia) home heaters in the fall and winter months. In anticipation of its peak selling season, the Company substantially increases its inventory levels and hires a significant number of part-time and temporary employees. In non-peak periods, such as late winter and early fall, the Company has regularly experienced monthly losses. Because of these fluctuations in net sales and net income
(loss), the results of operations of any quarter are not necessarily indicative of the results that may be achieved for a full fiscal year or any future quarter. See "Risk Factors--Seasonality; Weather; Fluctuations in Results."

LIQUIDITY AND CAPITAL RESOURCES

  The Company has historically financed its operations through cash flow from operations and bank borrowings. In November 1997, the Company completed its IPO, raising net proceeds of approximately US$13.8 million (approximately A$19.7 million). Approximately A$12.0 million (approximately US$8.4 million) has been used to repay indebtedness incurred under the ANZ Facility. Approximately US$1.8 million has been used to repay all indebtedness outstanding under the Merrill Lynch Facility as of the completion of the IPO. The remaining approximately US$3.6 million (approximately A$5.1 million) of the IPO proceeds is being used to fund a portion of the Company's operations and investing activities and to continue the expansion of the Company's operations in the United States.

  In June 1998, the Company and ANZ entered into the ANZ Facility, revised from a previous facility entered into in July 1994. The ANZ Facility is subject to annual review and modification, in accordance with standard Australian practice. Under this revised facility, the Company and its subsidiaries have access to a facility with ANZ with facilities up to A$49.8 million comprising a multi-purpose facility in principal amount of A$36.6 million, a trade finance facility in principal amount of A$11.0 million and a real property loan in principal amount of A$2.2 million. The ANZ Facility is secured by a first security interest over the Company's present and future Australian assets and a second security interest (subordinate to a lien under the Merrill Lynch Facility) in all the Company's assets in the United States. The ANZ Facility is further guaranteed by each subsidiary of the Company and Galore USA. The property loan accrues interest at a rate of 9.6% per annum, and is secured by a registered first mortgage over the freeholder property of the Company.

  In February 1995, Barbeques Galore Inc., the Company's U.S. operating subsidiary, entered into a five year credit facility with Merrill Lynch. As of July 31, 1998, such facility includes a term loan in aggregate principal amount of US$225,000 (the "Term Loan") and a revolving line of credit in aggregate principal amount of US$300,000 (the "Revolving Line," and collectively with the Term Loan, the "Merrill Lynch Facility"). Indebtedness under the Revolving Line and Term Loan accrues interest at the 30-day commercial paper rates plus 2.65%, and is payable monthly. The Merrill Lynch Facility is secured by a first security interest in all Galore USA present and future assets. The Merrill Lynch Facility is guaranteed by the Company and The Galore Group (USA), Inc., the parent of Barbeques Galore, Inc.

  In October 1996, the Company, Warburg Dillon Read Australia Limited ("Warburg Australia"), as representative of the holders of the Convertible Notes, and certain principal shareholders of the Company entered into certain debt instruments, pursuant to which the Company issued and sold A$10.0 million in aggregate principal amount of Convertible Notes in December 1996. All of the Convertible Notes were converted into 1,197,926 Ordinary Shares of the Company in connection with the consummation of the Company's IPO in November 1997. Certain holders of Ordinary Shares acquired upon conversion of the Convertible Notes were Selling Shareholders in the Company's IPO, selling an aggregate of 200,000 Ordinary Shares acquired upon conversion of the Convertible Notes, and the remainder of the Ordinary Shares received upon such conversion are being registered pursuant to the Registration Statement of which this Prospectus is a part. See "Certain Transactions--Recent Delisting Transaction and Conversion of Convertible Notes."

  For the six-month period ended July 31, 1998, the twelve-month period ended January 31, 1998, the seven-month period ended January 31, 1997 and the twelve-month period ended June 30, 1996, cash flow (used in) provided by operating activities was A$6.7 million, A$(1.1) million, A$7.2 million and A$4.6 million, respectively. The cash used by operations primarily reflects the increase in inventory levels related to the Company's build-up of inventories and the increased number of stores in the United States.

  Net cash flows used in investing activities for the six-month period ended July 31, 1998, the twelve-month period ended January 31, 1998, the seven-month period ended January 31, 1997 and the twelve-month period ended June 30, 1996 were A$8.5 million, A$4.5 million, A$2.8 million and A$0.06 million, respectively. The cash flows used in investing activities have resulted primarily from capital expenditures related to new store openings in the United States, store refurbishments in Australia and the acquisition of two properties as detailed hereafter. During the quarter ended April 30, 1998, the Company acquired a 45,000 square foot property for approximately A$3.5 million to relocate its enameling operations to the same facilities as its barbecue and home heater manufacturing operations adjacent to the Company's Australian headquarters. During the quarter ended July 31, 1998, the Company acquired a 60,000 square foot property near its Australian headquarters for its warehousing and distribution operations at a cost of approximately A$1.75 million, with an additional approximately A$1.25 million capital expenditure (including A$320,000 for racking) required to upgrade the facility before use. The Company anticipates that it will continue to incur significant capital commitments in connection with further expansion.

  The cash flows used in operations and investing activities have been largely sourced from long term borrowings under the ANZ and Merrill Lynch Facilities and from the net proceeds from the Company's IPO.

  At July 31, 1998 the Company had working capital of A$41.6 million. At July 31, 1998 the Company maintained minimal amounts in cash and cash equivalents, relying instead on undrawn facilities under its borrowing arrangements with ANZ and Merrill Lynch. For the twelve months ended January 31, 1997 and January 31, 1998, the Company's average capital expenditures to open a new store in the United States were approximately A$196,000 and A$270,000, respectively, and the Company's average capital expenditures to refurbish a store in Australia were approximately A$400,000 and A$425,000, respectively. In calendar 1997, the Company spent an aggregate of approximately A$5.9 million, of which approximately A$2.2 million was spent on U.S. store expansion and approximately A$2.1 million was spent on the Australian store refurbishment program. In calendar 1998, the Company currently anticipates that it will spend an aggregate of approximately A$10.5 million, of which approximately A$3.5 million will be spent on U.S. store expansion and approximately A$1.3 million will be spent on the Australian store refurbishment program. The Company currently expects to fund the foregoing capital expenditures in the United States and Australia using a portion of net proceeds from the Company's IPO and net cash flow from operations. The Company expects to continue to incur significant capital commitments in connection with further expansion. The actual costs that the Company will incur in connection with the opening and refurbishment of future stores cannot be predicted with precision because such costs will vary based upon, among other things, geographic location, the size of the stores and the extent of remodeling required at the selected sites. See "Business--Store Expansion and Refurbishment."

  The Company believes the proceeds raised from the Offering and the remaining ANZ and Merrill Lynch Facilities are sufficient to meet its presently anticipated working capital and capital expenditure requirements for at least the next twelve months.

  The Company has from time to time in the past and may in the future enter into foreign currency forward contracts as a means of offsetting fluctuations in the dollar value of foreign currency accounts. Typically these are U.S. dollar-denominated contracts with major financial institutions and have settlement dates of less than one year. At January 31, 1997, January 31, 1998 and July 31, 1998, the estimated notional amount of these contracts was A$4.2 million, A$0 million and A$6.5 million, respectively.

NEW PRONOUNCEMENTS BY FINANCIAL ACCOUNTING STANDARDS BOARD

  In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, Reporting Comprehensive Income. SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components (revenues, expenses, gains, and losses) in a full set of general-purpose financial statements. SFAS No. 130 is effective for financial statements issued for periods beginning after December 15, 1997.

  In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information. SFAS No. 131 establishes standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. SFAS No. 131 is effective for financial statements issued for periods beginning after December 15, 1997.

  The impact of these new pronouncements will be to increase the level of disclosure in subsequent financial statements.

                                   BUSINESS

  The following Business section contains forward-looking statements which involve risks and uncertainties. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth under "Risk Factors" and elsewhere in this Prospectus.

GENERAL

  Barbeques Galore believes that it is the leading specialty retail chain of barbecue and barbecue accessory stores in Australia and the United States, based on number of stores and sales volume. The Company's belief is based on its years of experience in the barbecue retail industry as well as its contacts with other industry retailers, suppliers and trade associations. The Company opened its first store in Sydney, Australia in 1977 and opened its first U.S. store in Los Angeles in 1980. Barbeques Galore stores carry a wide assortment of barbecues and related accessories which are displayed in a store format that emphasizes social activities and healthy outdoor lifestyles. Its stores also carry a comprehensive line of fireplace products and, in Australia, home heating products, camping equipment and outdoor furniture. As of July 31, 1998, the Company owned and operated 33 stores in all six states in Australia and 41 stores (including three U.S. Navy concession stores) in nine states in the United States. In addition, as of such date, there were 46 licensed stores in Australia and seven franchised stores in the United States, all of which operate under the "Barbeques Galore" name.

  The Company believes that various demographic trends have led to the increased popularity of outdoor cooking. Specifically, the Company believes that there has been a shift toward consumers wanting to spend more quality time together in family gatherings and social activities around the home, as well as an increased desire to be outdoors. As a pleasant and inexpensive outdoor activity, barbecuing is increasing in popularity due to its convenience (especially in the case of gas barbecues), great flavors and easy clean-up. Furthermore, as consumers are turning decks, patios and other outdoor spaces into entertainment centers and "virtual" outdoor kitchens, they are increasingly seeking barbecues with enhanced features along with a wide array of barbecue accessories. The Company believes that its strong focus on barbecues and related accessories positions it to capitalize on these trends and provides significant opportunities for future growth.

  The Company's unique retailing concept differentiates Barbeques Galore from its competitors by (i) offering an extensive selection of barbecues and related accessories to suit all consumer lifestyles, preferences and price points, (ii) showcasing these products at convenient store locations with a shopping environment that promotes the total barbecuing experience and (iii) providing exceptional customer service through well-trained sales associates who have in-depth knowledge of the products and understanding of customer needs. These competitive strengths are enhanced by the Company's barbecue and home heater manufacturing operations, which enable the Company to realize higher margins, control product development and improve inventory flexibility and supply.

COMPANY HISTORY

  Barbeques Galore opened its first store in Sydney, Australia in 1977 to serve an unfilled niche in the retail market for versatile, well-designed barbecues. Since then, the Company has become the leading barbecue retailer in Australia, with an estimated 90% consumer awareness level and an approximately 30% retail market share. In 1980, the Company opened its first U.S. store in Los Angeles.

  During the 1980s, the Company vertically integrated its operations by expanding into barbecue manufacturing in order to capture higher margins, control product development and improve inventory flexibility and supply. Fireplace products and, in Australia, home heaters were added to take advantage of the winter selling season. In Australia, the Company further diversified its product line through the addition of camping equipment and outdoor furniture, both of which complement the Company's main barbecue line.

  In April 1987, the Company listed its Ordinary Shares on the ASE. In October 1996, as part of its plans to accelerate new store expansion in the United States, the Company announced its intention to repurchase shares from the public and delist from the ASE (pursuant to a transaction which was consummated as of December 31, 1996) and to seek capital in the United States. The Company consummated its IPO in November 1997. See "Certain Transactions-- Recent Delisting Transaction."

BUSINESS STRENGTHS AND COMPETITION

  The retail and distribution markets for barbecues and the Company's other product offerings are highly competitive in both the United States and Australia. The Company's retail operations compete against a wide variety of retailers, including mass merchandisers, discount or outlet stores, department stores, hardware stores, home improvement centers, specialty patio, fireplace or cooking stores, warehouse clubs and mail order companies. The Company's manufacturing and wholesale operations compete with many other manufacturers and distributors throughout the world, including high-volume manufacturers of barbecues and home heaters. Many of the Company's competitors have greater financial, marketing, distribution and other resources than the Company, and particularly in the United States, may have greater name recognition than the Company. Furthermore, the lack of significant barriers to entry into the retail market which the Company services may also result in new competition in the future. Barbeques Galore competes for retail customers primarily based on its broad assortment of competitively priced, quality products (including proprietary and exclusive products), convenience, customer service and the attractive presentation of merchandise within its stores. The Company believes that the following business strengths have contributed significantly to its past success and intends to further capitalize on those strengths in executing its growth strategy.

  Selection of Merchandise. Barbeques Galore offers an extensive selection of quality barbecues and barbecue accessories designed to suit consumer lifestyles, preferences and price points. Its stores offer a variety of barbecues, with a range of styles, finishes and special features, including the Company's proprietary brands as well as more than 60 other barbecues under different brand names. Accompanying these barbecues are an assortment of barbecue replacement parts and accessories which generate high margins. As the leading retail chain specializing in barbecues and related merchandise, Barbeques Galore offers consumers one-stop shopping convenience for virtually all of their barbecue cooking needs.

  Store Environment. The Company's stores offer a shopping environment which is consistent with its outdoor lifestyle image and promotes the total barbecuing experience. The Company's newer stores generally have high ceilings, wide aisles and extensively use natural materials such as wood and stone. Merchandise is displayed to convey the breadth and depth of the Company's product lines. An array of barbecues are displayed on the selling floor complete with accessories to provide the consumer the opportunity to compare and contrast different models. Store presentation is based on a detailed and comprehensive store plan regarding visual merchandising to assure that all stores provide a consistent portrayal of the Barbeques Galore image. Average store retail selling area is approximately 3,300 square feet in the United States and 8,400 square feet in Australia.

  Customer Service. The Company recognizes that customer service is fundamental to its success. The Company has a "satisfaction guaranteed" return policy and honors all manufacturer warranties for products sold at its stores. Store managers and sales associates undergo product and sales training programs which enable them to recommend merchandise that satisfies each customer's lifestyle and needs. The Company monitors each store's service performance and rewards high quality customer service both on a team and individual level. The Company believes that its employees' knowledge of its product offerings and the overall barbecue market, and their understanding of customer needs, are critical components of providing customer service and distinguish it from its competitors.

  Convenient Store Locations. The Company positions its stores in locations that maximize convenience and accessibility. Stores are typically situated at highly visible locations and in close proximity to middle to upper-income residential neighborhoods or areas of new housing construction. Stores generally feature ample customer parking space and ready access to major thoroughfares. Many stores are situated in retail power centers or close to complementary retail stores, further attracting customer traffic. As a result of its site selection criteria, the Company believes it has been effective in identifying successful new store locations.

  Integrated Manufacturing Operation; New Product Development. Through its vertically integrated operations, the Company manufactures a proprietary line of barbecues and home heaters for its retail stores. In addition, the Company has an experienced in-house research and development team dedicated to barbecue and home heater market analysis and product development that can identify and respond to changing consumer trends. The Company believes that controlling its own manufacturing operations allows it to realize higher margins, control product development and improve inventory flexibility and supply.

  Experienced Management Team. The Company's senior management team has an average of more than 28 years of retail industry experience. Since the current executive management team assumed responsibility in 1982, the number of Barbeques Galore stores has grown from 12 stores (including one licensed store) as of June 30, 1982 to 127 stores (including 53 licensed or franchised stores) as of July 31, 1998. The Company believes that management's experience positions it to execute its business and growth strategies. The directors and executive officers of the Company beneficially own approximately 38.2% of the Company's outstanding Ordinary Shares. See "Principal Shareholders."

STORE EXPANSION AND REFURBISHMENT

  The Company's growth strategy is to continue expansion of its U.S. store base and to continue refurbishing (through relocating or remodelling) existing stores in Australia. From January 31, 1997 to July 31, 1998, the Company grew from 27 to 41 Company-owned stores (including three U.S. Navy concession stores), representing a 52% increase in the number of owned stores in the United States. The Company currently plans to open approximately 15 new stores in the United States in calendar 1998, of which five have opened, six are under construction and the remaining four are in lease negotiation. The Company also currently intends to open 15 new stores in the United States in calendar 1999. For new stores in the United States, the Company estimates that the average cost of leasehold improvements, furniture and fixtures will range from approximately US$120,000 to US$200,000 per store, after taking into account landlord contributions, depending on the condition of the site. Start-up inventory purchases for new stores are estimated at between US$120,000 and US$150,000 per store and pre-opening costs (which are expensed in the period in which the store opens) are estimated to be US$50,000 per store. New Barbeques Galore stores opened in the United States typically are profitable during their first twelve months of operation, generating on average approximately US$75,000 of store level contribution (operating income before store pre-opening expenses and non-cash items such as depreciation). See "Risk Factors--Implementation of Growth Strategy."

  For the twelve months ended January 31, 1998 and the six months ended July 31, 1998, the Company's owned stores in the United States (that were open for at least 12 months and six months, respectively) averaged approximately US$1.3 million and US$823,000, respectively, in net sales and produced approximately US$394 and US$241, respectively, of net sales per selling square foot. The average cost of leasehold improvements, furniture and fixtures acquired for these stores during these periods was approximately US$198,000 and US$194,000, respectively, per store after taking into account landlord contributions. Inventory holdings at such stores averaged US$115,000 and US$130,000, respectively, during these periods. These stores generated an average store level contribution (operating income before store pre-opening expenses and non-cash items such as depreciation) of approximately US$182,000 and US$126,000, respectively, in these periods. For the twelve months ended January 31, 1998, the Company's United States net sales were derived 90.1% from existing stores and 9.9% from the ten new stores (including one new U.S. Navy concession store) opened in that period. For the six months ended July 31, 1998, the Company's United States net sales were derived 99.5% from existing stores and 0.5% from the five new stores open in that period.

  To implement its strategy in the United States, the Company intends to penetrate selected new markets while simultaneously expanding existing markets to increase market share and operating leverage without cannibalizing the productivity of existing stores. Although a major portion of the initial U.S. store expansion is being targeted at large metropolitan markets in Sunbelt states (from California to the Carolinas), the Company believes that its retail concept has national potential and may consider entering markets in the Pacific Northwest, Mid-Atlantic and Northeast regions. In evaluating potential markets and specific store locations, the Company considers demographic factors such as population, income levels, number of single family homes and housing starts, as well as other factors such as visibility, accessibility, lot size, proximity to heavy traffic and ample parking. Many stores are situated in retail power centers or close to complementary retail stores, further attracting customer traffic. Given its rapid store expansion strategy, the Company has retained outside real estate consultants to assist in site selection and lease negotiations. Once a site has been determined and becomes available, the Company is generally able to open a store within six to eight weeks due to its standardization of store design, merchandise displays and store operations. As a result of its site selection criteria, the Company believes it has been highly effective in identifying successful new store locations. The Company's ability to implement its expansion plans will depend upon a number of factors further discussed in "Risk Factors--Implementation of Growth Strategy."

  In addition, the Company has initiated a major refurbishment plan for its Australian store base to enhance store productivity. From January 31, 1997 to July 31, 1998, five existing stores have been remodelled, one new store has been opened, one store has been relocated and one store has been closed. Under its current plans, the Company intends to refurbish one store and relocate two stores in addition to the one planned new store it has already opened in calendar 1998 and intends to refurbish two stores and relocate two new stores in calendar 1999. The Company intends to relocate a number of these stores in retail power centers or close to complementary retail stores which fit the Company's desired demographics and other site selection standards. Refurbished stores will be upgraded to replicate the Company's prototype store environment. The Company estimates that the cost of such store relocations will generally range from approximately A$350,000 to A$450,000 per store, depending on the required level of leasehold improvements and replacement furniture, fixtures and inventory. Increased inventory holdings for these stores generally range between A$100,000 and A$200,000 depending on the size of the stores. Management believes that such store relocations will position the Company within potentially significant new markets in Australia, and that such store remodellings will increase customer traffic and comparable store sales. See "Risk Factors--Implementation of Growth Strategy."

MERCHANDISING

  Merchandise Categories. Barbeques Galore's unique merchandising concept differentiates the Company from its competitors by offering a breadth and depth of high quality, competitively-priced proprietary and other brand name barbecues and barbecue accessories which management believes is generally not available from any other single retailer.

  Barbeques Galore offers an extensive selection of barbecues and barbecue accessories designed to suit all consumer lifestyles, preferences and price points. Its stores offer a wide variety of gas, charcoal and electric barbecues, including barbecues manufactured by the Company under its proprietary Turbo, Capt N Cook, Cook-On and Bar-B-Chef brands as well as more than 60 other barbecues under different brands, including those made by Weber-Stephen Products Co., Rinnai, Onward Multi-Corp. (Broil King and Broil Mate), Meco, DCS, Fiesta, Lynx and other grill manufacturers. The Company's proprietary barbecues generally generate higher gross margins than barbecues of other manufacturers. For the twelve months ended January 31, 1998, proprietary barbecue retail sales represented approximately 34.8% and 32.0% of the Company's total net sales in the United States and Australia, respectively. For the six months ended July 31, 1998, proprietary barbecue retail sales represented approximately 38.8% and 32.3% of the Company's total net sales in the United States and Australia, respectively.

  Customers can choose among barbecues with a full range of styles (kettle, table-top, patio-bases, carts, built-in, portable and others), finishes (from stainless steel to colorful porcelain-enamelled steel) and special features (such as side burners, multiple burners, warming racks, rotisseries, griddle plates and electronic ignition and other touch controls). Accompanying these barbecues are a wide assortment of barbecue replacement parts (including many hard-to-find items) and accessories, including tools, grill brushes, utensils, covers, smokers, rotisseries, griddles, fryers, kabob racks, cleaners, charcoal, wood chips and custom barbecue "islands," as well as a variety of barbecue sauces, marinades, spices, rubs, aprons, mitts, cookbooks, cooking videotapes and other grill novelties. In general, accessories not only generate impulse purchases and encourage repeat business, but also command higher margins than barbecues. Accordingly, as part of its ongoing merchandising strategy, the

Company intends to increase sales of barbecue accessories as a percent of total retail sales. Under a cross-branding arrangement, certain stores in the United States also offer gourmet steaks and food products made and distributed by Omaha Steaks International, Inc., a national mail order vendor.

  In addition, to complement the Company's main barbecue and related accessory line and to take advantage of the winter selling season, Barbeques Galore stores also carry a comprehensive line of fireplace products and, in Australia, a full line of gas and wood home heaters. Australian stores also offer camping equipment (including tents, sleeping bags, coolers and outdoor cookware) and outdoor furniture (including deck furniture, picnic tables, standing umbrellas and lounge chairs) to benefit from of the lack of any dominant national retailer of such merchandise. These products broaden customer appeal, generate additional customer traffic and repeat business and improve overall store productivity.

  The following table sets forth the Company's five major merchandise categories as an approximate percentage of net sales in the United States and Australia for the twelve months ended January 31, 1998:

                                                         UNITED STATES AUSTRALIA
                                                         ------------- ---------
   Barbecues............................................      71.6%       56.1%
   Barbecue Accessories.................................      19.0         7.0
   Home Heaters and Fireplace Products..................       9.4        12.1
   Camping Equipment....................................       --         15.7
   Outdoor Furniture....................................       --          9.1
                                                             -----       -----
                                                             100.0%      100.0%
                                                             =====       =====

  Competitive Pricing. The Company's stores and advertisements guarantee that Barbeques Galore will beat any advertised price for the same product. In addition, through its manufacturing capabilities, the Company offers a high quality proprietary line of barbecues that generates higher margins than other manufacturers' products. The Company believes that it maintains its price-competitiveness and higher margins by benefitting from its in-depth knowledge of the barbecue market and its size and purchasing power, resulting in volume discounts and special vendor arrangements. As a result, the Company is able to focus on providing an exciting store environment and superior customer service, while maintaining competitive prices.

CUSTOMER SERVICE

  The Company believes that its employees' extensive knowledge of its product offerings and the overall barbecue market, and their understanding of customer needs, are critical components of providing excellent customer service and distinguish it from its competitors. Store managers and sales associates undergo extensive product and sales training programs, receiving instruction in all aspects of the Company's products and store operation, as well as cooking classes. In order to attract and retain highly motivated employees committed to providing exceptional customer service, the Company emphasizes competitive wages, bonuses and commissions, and career path development. Sales associates are expected to greet each customer, discuss the customer's needs, suggest merchandise that satisfies the customer's lifestyle and barbecuing preferences, and recommend accessories that enhance the use and enjoyment of such merchandise. The Company centralizes many key aspects of its operations such as its distribution, inventory, human resource functions and management information systems, in order to allow store employees to focus their efforts and attention on customer service. The Company monitors each store's performance on an on-going basis through customer comment forms, anonymous spot-check visits by outside consultants, focus group sessions and regular customer care surveys. The Company also rewards high quality customer service through cash awards, special incentives such as free dinners and vacations and commendation plaques.

  Barbeques Galore stores offer barbecue assembly, home delivery and repair services. The Company's "satisfaction guaranteed" return policy permits customers who are not completely satisfied with their purchases to return items for an exchange, credit or refund. The Company also honors all manufacturer warranties for products sold at its stores.

MARKETING AND PROMOTION

  The Company's principal marketing strategy is to capitalize on the growing interest in leisure, entertainment and family quality time by emphasizing the fun and healthy outdoor lifestyle aspects of its products in its marketing and promotional campaigns.

  The Company promotes this image in a variety of media. Catalogs and sales brochures containing color pictures of products and accessories being used in social settings are made available to customers at each store and are sent to customers on store mailing lists and in direct mail campaigns. In order to attract first-time customers and increase repeat store visits, the Company regularly runs highly visible newspaper advertisements in selected markets. Television and radio commercials appear periodically during peak seasonal periods or to publicize promotional events. Barbeques Galore also promotes its store grand openings, conducts in-store barbecue and cooking demonstrations where permissible, and appears at home, garden and trade shows. In the past, the Company has sponsored cross-promotions with other popular retail chains. Total retail advertising expenditures represented approximately 6.5% of net retail sales during the twelve months ended January 31, 1998 and approximately 5.6% of net retail sales during the six months ended July 31, 1998.

STORE OPERATIONS

  The Company has six district managers in the United States and five regional supervisors in Australia, each of whom is responsible for the store operations within his or her district or region. The district managers report to the Vice President and Director of Operations in the United States and the regional supervisors report to the General Manager of Retail/Licensees in Australia. Each district manager or regional supervisor trains, develops and works directly with store managers to monitor store performance and ensure adherence to the Company's merchandising guidelines and operating standards. Incentive compensation for district managers and regional supervisors is tied to the achievement of specified sales and operating profit targets.

  The typical staff of a Barbeques Galore store consists of a store manager, an assistant store manager, up to five hourly sales associates and a service technician. Part-time sales associates, cashiers and technicians are added during peak seasons or busy periods as necessary. The Company seeks to recruit and retain highly motivated employees who are committed to providing friendly and knowledgeable service. The Company recruits its store employees primarily through on-campus interviews, professional recruiters and referrals, and conducts four to eight-week training programs. In order to emphasize career advancement opportunities, the Company has established defined career paths for store employees and generally promotes district managers and store managers from within the ranks of its sales force. In the United States, store managers are paid a salary plus commissions based on gross sales volume and a bonus based on store profit performance, while sales associates receive commissions only. Australian store managers and sales associates receive a salary and participate in store bonus pools based on store profit performance. See "Business--Customer Service."

MANUFACTURING

  In its Australian factory facilities, the Company manufactures barbecues under its proprietary Turbo, Capt N Cook, Cook-On and Bar-B-Chef brands and certain private label brands, as well as home heaters under its proprietary Norseman and Kent brands. During the twelve months ended January 31, 1998, approximately 34.8% of the Company's net sales in the United States, and approximately 32.0% of the Company's net sales in Australia, were represented by barbecues manufactured by the Company. The Company believes that controlling its own manufacturing operations allows it to realize higher margins, control product development and improve inventory flexibility and supply, without affecting its relationships with third party vendors. The Company's manufacturing operations are closely coordinated with its research and development activities. The Company has a research and development team which is dedicated to barbecue market analysis and product development. The ten members of this research and development team have an average of over 10 years of industry experience. The team continuously studies sales data, customer feedback, consumer trends and product designs, working closely with the Company's other departments (in both the United States and Australia) and suppliers to develop the annual Barbeques Galore product line. The Company expended approximately A$0.9 million during the twelve-month period ended January 31, 1998, on research and development activities.

  In the manufacturing process, metal barbecue frames are fabricated and, where required, vitreous enameled at the Company's factory, located at its headquarters in Sydney, Australia. Automated inhouse powder coating and painting facilities will come on line in late September 1998 which will replace the current outside powder coating and painting contractors. Gas barbecue manifolds are assembled by hand and tested individually at the factory for compliance with Australian Gas Association and American Gas Association standards. On completion of the decorative, surface finishing processes, the barbecue frames are delivered to the assembly and packaging area where they are assembled in the Company's automated production line from the completed frames, burners and other parts (or, in certain cases, shipped to the Company's U.S. distribution center for assembly). Barbeques Galore maintains strict quality control standards and its barbecues are under limited warranty for one to ten years from the date of retail purchase, depending on the part being warranted.

  Management believes that the Company's existing manufacturing and enameling operations are sufficient to meet anticipated production increases that may arise from its current store expansion and refurbishment programs. The Company estimates that its plants currently have the capacity to increase barbecue output by approximately 30% without any material capital expenditures, and believes this is sufficient to meet its expansion needs through 1999. The Company further believes it could approximately double current output through the addition of six new steel presses (at an aggregate cost of A$1.5 million to A$2.0 million) and extra worker shifts.

  In order to streamline its manufacturing operations to enhance production efficiencies, in July 1996, the Company relocated its barbecue manufacturing operations to the location of its corporate headquarters and distribution center in Sydney, Australia. The Company has substantially completed the relocation of its enameling operations, which are now operational, to the same facilities as its barbecue and home heater manufacturing operations adjacent to its Australian headquarters, with the in-line powder coating operation scheduled for completion in late September 1998. In addition, the Company rearranged the assembly, warehouse and Australian distribution operations to further improve its production flow, inventory control and distribution management. The relocation of the Company's enameling operations and related changes resulted in the incurring of approximately A$454,000 in costs (of which A$369,000 had already been accrued) and required additional capital expenditures of approximately A$2.8 million. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Risk Factors-- Management of Operational Changes."

PURCHASING

  The Company believes that it has good relationships with its merchandise vendors and suppliers of parts and raw materials and does not anticipate that, as the number of its stores or its manufacturing volume increases, there will be any significant difficulty in obtaining adequate sources of supply in a timely manner and on satisfactory economic terms.

  Retail. The Company deals with its merchandise vendors principally on an order-by-order basis and does not maintain any long-term purchase contracts with any vendor. Merchandise mix is purchased for its U.S. and Australian stores by the Company's central buying staffs in its respective headquarters. In selecting merchandise, the buying staffs obtain input from a variety of sources, including the Company's research and development team, store employees, focus groups, customer surveys, industry conventions and trade shows. During the twelve months ended January 31, 1998, the Company purchased its inventory from over 400 vendors in the United States, Australia and Asia. No single vendor accounted for more than 5% of merchandise purchases during this period, although the Company considers certain brands to be significant to its business, especially in the United States. The Company does not believe that the loss of any single brand, including those made by Weber-Stephen Products Co., Onward Multi-Corp or Fiesta Gas Grills, Inc., would have a material adverse effect on its operating results. Approximately 25% of the Company's merchandise purchases were obtained in such period from the Company's ten largest vendors. See "Risk Factors--Risks Associated with International Operations; Dependence on Significant Vendors and Supplies."

  Manufacturing. The Company also purchases parts and raw materials for use in its manufacturing and enameling operations. During the twelve months ended January 31, 1998, the Company's buying staffs purchased barbecue and home heater parts from over 50 suppliers in Asia, Australia and North America. No single supplier accounted for more than 5% of factory parts and raw material purchases during this period, other than Horan's Steel, an Australian steel distributor, and Bromic, an Australian gas components importer, which accounted for approximately 20% and 21% of these purchases, respectively. There is currently no formal supply contract between the Company and Horan's Steel. In December 1997, the Company appointed Sheet Metal Supplies Pty Ltd as its steel supplier, to replace Horan's Steel, with full effect from May 1998. Other major suppliers of barbecue components include G.L.G. Trading Pte. Ltd. ("GLG Taiwan"), a Taiwanese company that purchases grills, burners and other products directly from factories in China and Taiwan. The Company has a 50% ownership interest in GLG Taiwan and a one-third ownership interest in Bromic. Approximately 80% of the Company's factory parts and raw material purchases were obtained in such twelve-month period from the Company's ten largest suppliers. In order to set production budgets, the price of certain parts and raw materials such as steel is negotiated and fixed well in advance of production usage. The Company uses back-up suppliers to ensure competitive pricing. In addition, some of the Company's key suppliers currently provide the Company with certain purchasing incentives, such as volume rebates and trade discounts. See "Risk Factors--Risks Associated with International Operations; Dependence on Significant Vendors and Suppliers" and "Business-- Manufacturing."

DISTRIBUTION

  The Company maintains a 44,000 square foot distribution center at its U.S. headquarters in Irvine, California and 136,000 square foot combined distribution and warehousing facilities at, and nearby its Australian headquarters. In May 1998, the Company purchased, for approximately A$1.75 million, with an additional A$1.25 million (including A$320,000 for racking) needed to upgrade the property, a distribution facility nearby its existing Australian distribution facilities which will replace a leased distribution facility and eliminate the necessity to utilize public warehousing space in the foreseeable future. The purchase of this property closed in June 1998. The Company also uses smaller warehouses in Perth (operated by an independent distributor) and Brisbane, Australia, for its wholesale and licensee distribution operations and leases additional public warehouse space in Sydney, Los Angeles and Texas as necessary.

  Merchandise is delivered by vendors and suppliers to the Company's distribution facilities and, in certain instances, directly to stores, where it is inspected and logged into the Company's centralized inventory management systems. Merchandise is then shipped by Company trucks or third party surface freight weekly or twice weekly, providing stores with a steady flow of merchandise. Shipments by the Company's Australian operations to its Irvine distribution center are made by third party sea freight, so that its Irvine distribution center can maintain about two to three months of Company-manufactured inventory at all times, which the Company believes is sufficient to meet expected U.S. store requirements for such products.

  The Company maintains separate inventory management systems in Australia and the United States which allow it to closely monitor sales and track in-store inventory. Current plans include the introduction of an automated store inventory replenishment system in order to better manage its inventory. The Company estimates that its inventory shrinkage represents no more than 0.5% of its aggregate retail sales. The Company and its advisors are not aware of any barbecue industry source from which an industry average shrinkage rate can be derived. However, the Company believes that the general shrinkage rate for retailers is approximately 1.5% to 2.0%, and that the Company's rate compares favorably to that of other retailers.

  As the Company expands into new regions or accelerates the rate of its U.S. store expansion, it may eventually need additional warehouse capacity. In order to meet such needs and to minimize the impact of freight costs, the Company intends to secure another distribution center, expand its current warehouse facilities in the United States or utilize public warehousing space. Management believes that there is an ample supply of warehousing space available at commercially reasonable rates. Wherever possible, the Company also solicits the cooperation of its vendors, through drop shipments to public warehouses and/or stores, in order to reduce its freight and handling costs. The Company believes that its existing Australian distribution arrangements, together with public warehousing space as needed, are sufficient to meet its current needs.

MANAGEMENT INFORMATION SYSTEMS

  In the United States, the Company has installed a JDA Software Group Inc. ("JDA") system on an IBM AS400 platform, which allows it to manage distribution, inventory control, purchasing, sales analysis, warehousing and financial applications. The Company currently runs its general ledger and accounts payable applications on its pre-existing computer system, but intends to transfer these functions to the more powerful JDA system in the near future. At the store level, the Company has installed POS computer terminals as its cash registers in all stores. Each POS terminal is equipped with a bar code scanner for ease of product input and validation. Each store's transaction data is captured by its POS terminals and transferred into the main JDA system daily. The JDA system provides extensive reporting and inquiry capability at both the store and corporate levels, including daily transaction data, margin information, exception analysis and stock levels. Additionally, the system permits inventory and pricing updates to be electronically transmitted to the stores on a daily basis.

  In Australia, the existing Wang VS system is being replaced by a SUN Systems Ultra 60 running a UNIX environment. The Company has also installed a Microsoft NT Server for all its desktop applications which in the future will be the Microsoft suite of software.

  The Company's Head Office Information Systems process all distribution, warehouse management, inventory control, purchasing, merchandising, financial and office automation applications. Each store has PC-based Point of Sale registers which manage all sales transactions and store based purchasing transactions. At the end of each day's processing, the data from each register is consolidated onto one register which has an attached modem and which is polled daily to upload the data to the head office system.

  The Australian system provides a range of reporting and inquiry capability at both the store and corporate levels similar to that in the United States. The Company believes that its management information systems are an important factor supporting its growth and is committed to utilizing technology to maintain its competitive position.

WHOLESALE OPERATIONS

  In Australia, the Company distributes proprietary and private brand name products and other imported merchandise, on a wholesale basis, through a wholly-owned Australian subsidiary, Pricotech Leisure Brands Pty Ltd. ("Pricotech"). Wholesale products offered by Pricotech include Cook-On barbecues, Companion gas camping equipment, Igloo coolers and Kent home heaters. Pricotech distributes these products primarily to Australian mass merchants, chains and buying groups. Customers typically buy these products based on price. In the twelve months ended January 31, 1998 and the six months ended July 31, 1998, the five largest customers of Pricotech accounted for approximately 60% and 43.3%, respectively, of its net sales of A$23.2 million and A$6.1 million, respectively. The Company's wholesale operations, in which its investment consists primarily of inventory and receivables, currently fill excess production capacity at the Company's manufacturing and enameling plants. The Company currently has no plans to operate a wholesale distribution business in the United States.

LICENSING AND FRANCHISING

  As of July 31, 1998, the Company licensed 46 Barbeques Galore stores, generally in rural areas of Australia, and franchised seven Barbeques Galore stores in the United States. The Company receives annual licensing fees and franchising royalties, and benefits primarily from these arrangements through the sale of Barbeques Galore merchandise to the licensees and franchisees. Independent licensees and franchisees operate such stores pursuant to agreements which require them to comply with Barbeques Galore's merchandising and advertising guidelines and conform to the Barbeques Galore image. These agreements typically provide the licensees and franchisees with exclusive geographical sales territories. Most of the Australian licensing agreements have an indefinite term but permit licensees to terminate their arrangements at will, while franchisees in the United States are generally contractually bound for fixed periods with renewal options. During the twelve months ended January 31, 1998, total net sales to licensee and franchisee stores was A$15.6 million and US$5.3 million, respectively. The

Company estimates that the retail sales of Barbeques Galore products alone by licensees and franchisees was approximately A$24.5 million and US$2.8 million, respectively, in the same period. During the six months ended July 31, 1998, net sales to licensee and franchise stores was approximately A$5.2 million and US$3.1 million, respectively. The Company estimates that the retail sales of Barbeques Galore products alone by licensees and franchisees was approximately A$8.2 million and US$2.3 million, respectively, in the same period. A number of the Company's existing licensees have refurbished their stores in accordance with the Company's established criteria (although no licensee is required to do so), and the Company maintains an assistance program to provide advice relating to these enhancements. The Company may license additional Barbeques Galore stores in Australia on a selective basis, although it does not intend to franchise any additional stores in the United States (except within geographical territories as required under existing franchising agreements).

EMPLOYEES

  As of July 31, 1998, the Company employed a total of approximately 974 persons, on a permanent, part-time, or temporary basis. The number of temporary employees fluctuates depending on seasonal needs. None of the Company's employees is covered by a collective bargaining agreement, although to the Company's knowledge, ten workers in its enameling plant belong to a labor union. The Company considers its relations with employees to be good and believes that its employee turnover rate is low.

PROPERTIES

  The Company currently leases all of its stores and expects that its policy of leasing, rather than owning, store properties will continue as it expands. Existing store leases provide for original lease terms that generally range from two to ten years, with single or multiple renewal options that range from three to ten years at increased rents. Certain of the leases provide for scheduled rent increases or for contingent rent (based upon store sales exceeding stipulated amounts). The Company guarantees two franchised store leases, one of which is secured by the franchisee's rights in its Barbeques Galore franchise.

  In Sydney, Australia, the Company owns its headquarters, a 136,000 square foot portion of its distribution and warehousing facility, a 60,000 square foot portion of which was purchased by the Company in the second quarter of 1998, with an additional approximately A$1.25 million (including A$320,000 for racking) needed to upgrade prior to full usage. The Company additionally owns its assembly facility in Australia, measuring 45,000 square feet, which was purchased for A$3.5 million in the first quarter of 1998. As of July 31, 1998, the Company had closed on both of the properties, with the upgrade expense expected to be incurred between August and October 1998. The additional Company-owned space will replace the distribution facility that the Company previously leased in Australia and eliminates the necessity to utilize public warehousing space in the foreseeable future. The Company leases the adjacent 75,000 square foot barbecue and home heater factory (under a five-year lease with four successive five-year renewal options for a total maximum lease term of 25 years), and leases a 20,000 square foot wholesale and licensee store distribution center in Brisbane (under a five-year lease with one five-year renewal option). In addition, the Company has substantially completed the relocation of its enameling operations, which are now operational, to the same facilities as its barbecue and home heater manufacturing operations adjacent to its Australian headquarters, with the in-line powder coating operation scheduled for completion in late September 1998. The Company is also able to, and periodically does, lease space for short terms in public warehouses in Australia. In Irvine, California, the Company leases its home office and 44,000 square foot U.S. distribution center under leases scheduled to expire in 2002. As in Australia, additional public warehouse space is leased for short terms. See "Business--Manufacturing."

  The Company's ownership interest in its Sydney headquarters and all of its leasehold interests in real property are subject to a mortgage interest of ANZ governed by a Letter of Offer and related documents between ANZ (successor-in-interest to Westpac Banking Corporation) and the Company. See Exhibit No. 10.4.

TRADEMARKS AND PATENTS

  "Barbeques Galore," "Turbo," "Capt N Cook," "Bar-B-Chef" and "Cook-On" are federally registered trademarks and/or service marks in the United States. In addition, the Company owns a federal trademark registration for the distinctive configuration of its Turbo grill. The Company also uses the phrase "America's Largest Chain of Barbecue Stores" as a common-law trademark in the United States. "Barbeques Galore" and "Cook-On" are registered trademarks with the State of California. In Australia only, the Company uses the phrase "Your Outdoor Cooking and Camping Store" as a common-law trademark and, among others, the names "Norseman" and "Kent" as registered trademarks. The Company further utilizes a number of different trademarks relating to various barbecues, barbecue accessories, home heaters, camping equipment and outdoor furniture manufactured or offered by the Company. The Company is not presently aware of any claims of infringement or other challenges to the Company's right to use its marks and the Company's name in the United States.

  The Company owns an Australian patent with respect to a weighing stand apparatus for gas containers. The Company has a patent application pending in Australia for its "Flamethrower" gas grill ignition system. The Company also owns a number of copyrighted works, including brochures and other literature about its products and many drawings and designs that it uses in marketing those products.

GOVERNMENTAL REGULATION

  Many of the Company's products use gas and flame and, consequently, are subject to regulation by authorities in both the United States and Australia in order to protect consumers, property and the environment. For example, the Company's barbecue and home heater manufacturing and enameling operations are subject to regulations governing product safety and quality, the discharge of materials hazardous to the environment, water usage, workplace safety and labor relations. The Company believes that it is in substantial compliance with such regulations. The Company's products or personal use thereof are subject to regulations relating to, among other things, the use of fire in certain locations (particularly restrictions relating to the availability or frequency of use of wood heating in homes and barbecues in apartments), restrictions on the sale or use of products that enhance burning potential such as lighter fluid, restrictions on the use of gas in specified locations (particularly restrictions relating to the use of gas containers in confined spaces) and restrictions on the use of wood burning heaters. See "Risk Factors--Product Liability and Governmental and Other Regulation."

  In addition, if the Company's level of foreign ownership exceeds 40%, the Company would be considered a foreign person and would require certain governmental approvals in connection with certain acquisitions in Australia. See "Risk Factors--Restrictions on Foreign Ownership; Antitakeover Restrictions."

LEGAL PROCEEDINGS

  There are no material pending legal proceedings against the Company. The Company is involved in various claims and legal actions arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the business, results of operations or financial condition of the Company.

                                  MANAGEMENT

EXECUTIVE OFFICERS, DIRECTORS AND KEY EMPLOYEES

  The executive officers, directors and key employees of the Company are as follows:

            NAME              AGE                    POSITION
            ----              ---                    --------
Directors and Executive
 Officers of the Company
Sam Linz(2).................   58 Chairman of the Board
Robert Gavshon(1)(2)........   51 Deputy Chairman of the Board and General
                                  Counsel
John Price..................   48 Head of Research and Product Development and
                                  Director
Sydney Selati...............   59 President--Galore USA and Director
Edgar Berner(1).............   67 Director
Gordon Howlett(1)(2)........   57 Director
David Glaser................   49 Company Secretary
David James.................   38 Chief Financial Officer
Kevin Ralphs................   45 Chief Financial Officer--Galore USA
Key Employees--Australia
William Lyons...............   56 Managing Director of Manufacturing--Park-Tec
                                  Engineering Pty Limited and Australian
                                  Enamellers Pty Limited
Ian Redmile.................   46 General Manager--Pricotech Leisure Brands Pty
                                  Limited
Peter Spring................   39 General Manager of Retail/Licensees--
                                  Barbeques Galore Australia Pty Limited
Gary Whitehouse.............   48 General Manager of Logistics
Key Employees--United States
Michael Varley..............   52 Vice President of Purchasing, Distribution
                                  and Product Development
Austin Yeh..................   50 Vice President and Director of Operations

--------
(1)Member of the Audit Committee
(2) Member of the Compensation Committee

  Sam Linz has served as Chairman of the Board since joining the Company in May 1982. Until July 1997, Mr. Linz served as non-executive Chairman of the Board of Rebel Sport Limited ("Rebel"), a leading national sports superstore chain in Australia. Mr. Linz was one of the founders of Rebel and was a major shareholder until he sold his interest in July 1997. Prior to joining the Company, Mr. Linz developed and managed a large chain of liquor stores and hotels in South Africa in association with Mr. Selati. Mr. Linz has over 31 years of experience in the retail industry.

  Robert Gavshon joined the Company in January 1983 as General Counsel and has also served as Deputy Chairman of the Board since August 1993. Until July 1997, Mr. Gavshon served as a non-executive Director of Rebel. Mr. Gavshon was one of the founders of Rebel and was a shareholder until he sold his interest in July 1997. Prior to joining the Company, Mr. Gavshon acted as group counsel and director of corporate affairs for a multinational corporation based in Sydney, Australia and prior thereto as a partner in a large commercial law firm in South Africa. Mr. Gavshon has over 16 years of experience in the retail industry.

  John Price joined the Company in 1981 as General Manager of Wholesale and has served as Head of Research and Product Development since June 1989, and as Director of the Company since November 1989. Prior to joining the Company, Mr. Price helped found and was Managing Director of Cook-On-Gas Products Pty Limited, a developer and manufacturer of consumer gas products which was acquired by the Company in 1981. Mr. Price has over 25 years of experience in the development and marketing of consumer gas products.

  Sydney Selati has served as Director of the Company since July 1997 and President of Galore USA since May 1988. From 1984 until 1988, Mr. Selati was President of Sussex Group Limited, a chain of retail furniture stores including Huffman-Koos, Colby's and Barker Brothers. Prior to that, Mr. Selati developed and managed a large chain of liquor stores and hotels in South Africa in association with Mr. Linz. Mr. Selati has over 31 years experience in the retail industry.

  Edgar Berner was appointed as a non-executive Director of the Company on September 1, 1998. Mr. Berner is the Chairman and former CEO of the Sweet Factory, Inc., a rapidly growing, venture-backed national chain of more than 230 candy stores. From 1981 to 1988, Mr. Berner was Executive Vice President of Weekend Exercise Company, a wholesale apparel company specializing in women's and girls' exercise and dance apparel that he co-founded. From 1969 to 1976, Mr. Berner was President, CEO and founder of Fashion Conspiracy, a chain of junior apparel stores that was sold to Edison Brothers in 1976. He remained as CEO until 1980, managing the chain's expansion to 280 stores nationwide. Mr. Berner has held past Board of Director positions at Clothestime, Inc. and Edison Brothers and is currently a member of the Board of Directors of Hot Topic, Inc. and Garden Fresh, Inc.

  Gordon Howlett has served as a non-executive Director of the Company since August 1991. Since April 1997, Mr. Howlett has served as Managing Director of Adshel Street Furniture Pty Ltd., specializing in advertising-related outdoor furniture such as bus shelters. Prior to that, from March 1994 to February 1997, Mr. Howlett served as the Executive General Manager of national and international operations at Qantas Airways Limited. From 1981 to 1994, Mr. Howlett was Managing Director of Avis Australia and Vice President of Avis throughout the Asia-Pacific region.

  David Glaser has served as Company Secretary since March 1994. Mr. Glaser has also provided retail management accounting services for the retail subsidiary of the Company from February 1996 to April 1998 and, from July 1988 to February 1994, was the financial administrator to certain other of the Company's subsidiaries. Prior to joining the Company, Mr. Glaser was a partner at Arthur Andersen in South Africa. Mr. Glaser has extensive commercial experience in retail, manufacturing and service industries both locally and overseas.

  David James joined the Company in January 1992, serving the Company in several group financial roles, ultimately as General Manager--Finance & Administration until his departure in September 1996. From September 1996 to July 1997, Mr. James was employed by HMV Australia Pty Ltd., a subsidiary of EMI plc, as Finance Director. He rejoined the Company in July 1997 as Chief Financial Officer of the Company. Prior to 1992, Mr. James served as a Senior Audit Manager for KPMG in Australia.

  Kevin Ralphs has served as Chief Financial Officer of Galore USA since February 1989. From May 1988 to February 1989, Mr. Ralphs served as Controller of Galore USA. Mr. Ralphs has also served as controller for American Digital Products, Inc., a distributor of computer peripherals in the Northeast United States, treasurer for Hosken Intermediaries, Inc., a reinsurance brokerage firm, and financial manager for Royal Beech-Nut (Pty) Ltd., a foreign subsidiary of Nabisco.

  William Lyons has served as Managing Director of Manufacturing for Park-Tec Engineering Pty Limited, an operating subsidiary of the Company since September 1987. Prior to joining the Company, Mr. Lyons served as the Manager of Quintrex Marine, a division of Alcan, and as the Manager of Vass Electrical Engineering. Prior to managing Quintrex Marine and Vass Electrical Engineering, Mr. Lyons was involved in Design, Production and Factory Management of Cope Allman for 17 years.

  Ian Redmile joined the Company in August 1992 as a State Manager for an Australian state and has served as General Manager of Pricotech, the Company's wholesaling subsidiary, since February 1997. Prior to joining the Company, Mr. Redmile has served as Key Account/Sales Manager for Unilever Australia for 12 years.

  Peter Spring has served as General Manager of Retail/Licensees for Barbeques Galore Australian Pty Limited, an operating subsidiary of the Company since October 1995. Prior to that, Mr. Spring served as General Manager of the Operations of Pricotech and has served the Company since its inception in 1977.

  Gary Whitehouse joined the Company in May 1990 as National Warehouse Manager and has served as General Manager of Logistics for the Company since July 1996. Prior to joining the Company, Mr. Whitehouse served as Financial Systems Accountant for Qantas Airways. Prior to that, Mr. Whitehouse held managerial positions, including commercial manager, state branch manager and warehousing/distribution manager.

  Michael Varley joined the Company in January 1982 and served in a variety of sales- and buying-related positions, until May 1989 when he was appointed Vice President of Operations and Purchasing. Mr. Varley has served as Vice President of Purchasing, Distribution and Product Development since May 1994. From 1978 to 1981, Mr. Varley served as manufacturing/production manager for Mistral Fans, Inc., a manufacturing company, in both the United States and Australia. Prior to that, Mr. Varley worked as a product engineer and technical salesperson for several companies in the United Kingdom, South Africa and Australia.

  Austin Yeh has served as Vice President and Director of Operations for Galore USA since May 1994. Prior to joining Galore USA, Mr. Yeh served for 15 years as Director of Operations for C&R Clothiers, a major menswear retailer.

  At least one-third of the Board of Directors of the Company is elected at each annual meeting of shareholders. No director may serve for a period in excess of three years without submitting himself for re-election. The Board of Directors has a Compensation Committee comprised of Messrs. Gavshon, Howlett and Linz that reviews and makes recommendations for remuneration packages for executive directors and senior executives, and an Audit Committee presently comprised of Messrs. Berner, Gavshon and Howlett that advises on the establishment and maintenance of internal controls and ethical standards as well as on the quality and reliability of financial information provided by the Company's independent auditors.

EXECUTIVE SHARE OPTION PLAN

  On January 31, 1997, the Company adopted the Executive Share Option Plan (the "Executive Plan"). Under the Executive Plan, a total of 203,038 Ordinary Shares were reserved for issuance. On January 31, 1997, the Board granted stock options comprising the entire share reserve under the Executive Plan. Each such stock option has an exercise price of A$8.38 per Ordinary Share. The Executive Plan terminated on December 31, 1997. Accordingly, no additional stock options will be granted under the Executive Share Option Plan. However, all options granted prior to the termination date of the Executive Plan are subject to the terms and conditions of the documents evidencing each such option.

  All stock options granted under the Executive Plan will become exercisable on February 1, 1999. The stock options will generally lapse thirty days after the cessation of the employment of the optionee (or the executive controlling the optionee, if the optionee is an entity (an "Entity Optionee")), whether or not exercisable. In addition, the stock options will automatically lapse (i) if the optionee or Entity Optionee transfers, assigns, or encumbers any right or interest in the options without the Company's consent (except for a one-time exemption for a transfer by a director or Entity Optionee controlled by a director to an employee of the Company or its related entities) or (ii) for Entity Optionees, if the Entity Optionee ceases to be controlled by the employee or director of the Company who controlled the Entity Optionee on the date of grant. Each stock option will terminate five years after the grant date (the "Expiration Date"), if such options do not lapse or are not exercised prior to the Expiration Date. The stock options will automatically accelerate and become immediately exercisable, for the thirty days prior to their lapse, in the event the optionee (or executive controlling the Entity

Optionee) ceases to be employed by the Company or a related entity due to death, permanent disability or ill health. In addition, the Board, in its sole discretion, may accelerate any outstanding stock option or extend the period until lapse, even if expired (but in no event to a date later than the Expiration Date), upon any other event terminating the employment of the optionee or the executive controlling the Entity Optionee. In the event the Company is subject to a takeover bid pursuant to which the offeror acquires at least thirty percent of the outstanding Ordinary Shares of the Company, the Board may accelerate stock options outstanding at that time for a period of up to 120 days measured from the date the Board notifies the optionee of the takeover bid. Any stock option exercised under the Executive Plan must be for a minimum of twenty percent of the stock options included in the relevant grant.

  In the event of changes to the Company's capital structure, appropriate adjustments will be made to the stock option exercise price and the number of shares subject to each outstanding stock option.

1997 SHARE OPTION PLAN

  The Company's 1997 Share Option Plan (the "1997 Plan") was adopted by the Board of Directors on October 1, 1997, and was approved by the shareholders as of October 7, 1997. A total of 329,254 Ordinary Shares have been authorized for issuance under the 1997 Plan. The number of Ordinary Shares reserved for issuance under the 1997 Plan will automatically increase on the first trading day of each calendar year, beginning with the 1999 calendar year, during the term of the 1997 Plan by an amount equal to one percent (1%) of the Ordinary Shares outstanding on December 31st of the immediately preceding calendar year. In no event may any one participant in the 1997 Plan receive stock option grants for more than 27,438 Ordinary Shares per calendar year.

  The 1997 Plan consists of the Option Grant Program, under which eligible individuals in the Company's employ or service (including officers and other employees, non-employee Board members, consultants and other independent advisors of the Company, or any parent or subsidiary) may, at the discretion of the Plan Administrator, be granted stock options to purchase Ordinary Shares at an exercise price not less than eighty-five percent (85%) of their fair market value on the option grant date.

  The 1997 Plan will be administered by the Compensation Committee. The Plan Administrator will have complete discretion, within the scope of its administrative jurisdiction under the 1997 Plan, to determine which eligible individuals are to receive stock option grants, the time or times when such grants are to be made, the number of shares subject to each such grant, the exercise and vesting schedule to be in effect for the grant, the maximum term for which any granted stock option is to remain outstanding and the status of any granted stock option as either an incentive stock option or a non-statutory stock option under the U.S. Federal tax laws.

  Options granted under the 1997 Plan will generally become exercisable in three equal annual installments measured from the option grant date. The exercise price for options granted under the 1997 Plan may be paid in cash or in Ordinary Shares valued at fair market value on the exercise date. The Company is in the process of establishing a procedure pursuant to which options under the 1997 Plan may be exercised through a same-day sale program without any cash outlay by the optionee. In addition, the Plan Administrator may provide financial assistance to one or more optionees in the exercise of their outstanding stock options by allowing such individuals to deliver a full-recourse, interest-bearing promissory note in payment of the exercise price and any associated withholding taxes incurred in connection with such exercise.

  In the event that the Company is acquired by merger or asset sale, each outstanding stock option under the 1997 Plan will immediately accelerate and become fully exercisable for all of the shares subject to such outstanding options, unless such stock options are to be assumed or replaced by the successor corporation (or parent thereof). Any stock options that do not automatically accelerate upon the occurrence of a merger or asset sale of the Company, will immediately accelerate, and such repurchase rights will accordingly lapse, upon the involuntary termination of the optionee within 18 months after the effective date of the merger or asset sale. Stock options accelerated in connection with such involuntary termination will be exercisable as fully-vested shares until the earlier of (i) the expiration of the stock option term or
(ii) a one (1)-year period measured from the effective date of the involuntary termination. The Plan Administrator has the authority to effect, with the consent of the affected option holders, the cancellation of outstanding stock options under the 1997 Plan in return for the grant of new stock options for the same or a different number of shares with an exercise price per share based upon the fair market value of the Ordinary Shares on the new grant date.

  The Board may amend or modify the 1997 Plan at any time. However, no such amendment or modification shall adversely affect the rights of any optionee without his or her consent. The 1997 Plan will terminate on October 1, 2007, unless sooner terminated by the Board.

COMPENSATION OF DIRECTORS AND OFFICERS

  The aggregate annual compensation, including bonuses under the incentive program described below, paid by the Company to all directors and executive officers of the Company (nine persons) as a group for services (i) for the twelve-month period ended June 30, 1996 was A$1,258,896, (ii) for the twelve-month period ended January 31, 1997 was A$1,277,085 and (iii) for the twelve-month period ended January 31, 1998 was A$1,462,568. However, this aggregate compensation amount does not include any stock options granted to such individuals. See "Management--Options to Purchase Securities."

  The total amount set aside by the Company and its subsidiaries to provide superannuation benefits for such officers and directors for the twelve-month period ended January 31, 1998 was A$92,125.

  The Company has an incentive program whereby certain executives will receive a bonus if certain budget objectives are attained during each fiscal year. For the fiscal year ending January 31, 1999, under this program, Mr. Linz, Mr. Gavshon, Mr. Price, and Mr. James will each receive a bonus of 20%, and Mr. Selati, Mr. Lyons, Mr. Spring, Mr. Redmile and Mr. Whitehouse will each receive a bonus of 10%, of their respective base salaries if the Company achieves its budgeted pre-tax profit before trading contingencies. Mr. Selati, Mr. Lyons, Mr. Spring and Mr. Redmile will each receive an additional bonus of 10% of his base salary if his division achieves its budgeted operating contribution, regardless of whether or not the Company's budget is achieved. Additionally, Mr. Whitehouse will receive a bonus of 10% of his base salary if the Company's inventory level budget is attained.

OPTIONS TO PURCHASE SECURITIES

  As of July 31, 1998, there were outstanding options to purchase a total of 397,638 Ordinary Shares granted by the Company, of which 221,038 were held by directors and officers of the Company. These outstanding options were granted under both the Company's Executive Share Option Plan and the 1997 Share Option Plan. There were no other warrants or rights to purchase the Company's Ordinary Shares outstanding as of July 31, 1998. The following table sets forth information concerning outstanding options as of July 31, 1998:

                            NUMBER OF ORDINARY    PRICE PER    OPTION EXPIRATION
                            SHARES UNDER OPTION ORDINARY SHARE       DATE
                            ------------------- -------------- -----------------
   Executive Share Option
    Plan(1)................       203,038          A$  8.38    February 1, 2002
   1997 Share Option
    Plan(2)................       194,600          US$11.00    November 6, 2002
   Directors and Officers
    as a Group(3)..........       221,038               --                  --

--------

(1) Options under the Executive Share Option Plan will generally expire on the earlier of the Expiration Date or thirty days after the cessation of employment of the optionee or the Entity Optionee. See "Management-- Executive Share Option Plan."
(2) Options under the 1997 Share Option Plan will generally expire on the earlier of the Expiration Date or three months after the cessation of employment of the optionee. See "Management--1997 Share Option Plan."

(3) Directors and Officers as a group received options under both the company's Executive Share Option Plan and the 1997 Share Option Plan. See "Management--Executive Share Option Plan" and "--1997 Share Option Plan."

  Pursuant to his appointment as a non-executive Director of the Company on September 1, 1998, options to purchase a total of 17,646 Ordinary Shares at a price of US$8.50 per Ordinary Share were granted by the Company to Edgar Berner under the 1997 Share Option Plan, exercisable in three equal installments on September 1, 2001, September 1, 2002, and August 1, 2003.

                             CERTAIN TRANSACTIONS

DELISTING TRANSACTION AND CONVERSION OF CONVERTIBLE NOTES

  In December 1996, the Company delisted from the ASE after repurchasing 2,743,878 Ordinary Shares and cancelling stock options to purchase 101,520 Ordinary Shares pursuant to a "Capital Reduction" program for a total consideration of A$20.1 million, exclusive of transaction costs, financed through the issuance and sale of A$10.0 million in aggregate principal amount of the Convertible Notes and the borrowing of A$11.2 million under the ANZ Facility. In connection with the Company's IPO in November 1997, the Company converted all of the Convertible Notes into 1,197,926 Ordinary Shares, 200,000 of which were sold in the Offering by the holders thereof. Certain holders of the Convertible Notes, including Fagume Pty Ltd., an affiliate of Gordon Howlett, a director of the Company, National Australia Trustees Ltd., on behalf of Philip Gardiner, a former director of the Company, Michael Varley, an employee of the Company, Don and Mary McLeod, an ex-employee (and family) of the Company, Sarah Gavshon, the mother of Robert Gavshon, a director and executive officer of the Company, and Mildred Pogorelsky, the mother-in-law of Sam Linz, a director and executive officer of the Company, received Ordinary Shares pursuant to such conversion on the same terms as all other holders of Convertible Notes. These individuals were not permitted to sell securities in the Company's IPO. As a result of the conversion of the Convertible Notes, all debt instruments relating to the Convertible Notes by and among the Company, Warburg Australia, as representative of the holders of the Convertible Notes, and Sam Linz, Robert Gavshon, Sydney Selati, John Price and affiliates of such individuals were terminated. The Company, however, agreed to provide Warburg Australia and the holders of the Ordinary Shares received upon conversion of the Convertible Notes one demand registration right pursuant to which such holders could have their shares registered for resale after the expiration of the 180 day underwriters' lock-up period following the Company's IPO in November 1997. The Registration Statement of which the Prospectus is a part is being filed as a result of the exercise of such demand registration right. The Company has also voluntarily registered an additional 46,919 Ordinary Shares hereunder.

  Warburg Australia, a financial advisor to a group of shareholders holding, in the aggregate, more than five percent of the outstanding Ordinary Shares of the Company, received underwriting and advising fees of A$750,000 in connection with the Offering and a one-time fee of A$15,000 in connection with the original issuance of the Convertible Notes.

  In connection with the issuance and sale of the Convertible Notes, the Company granted stock options to purchase up to an aggregate of 203,038 Ordinary Shares under the Executive Share Option Plan to Messrs. Sam Linz, Robert Gavshon, Sydney Selati and John Price, who are directors and executive officers of the Company.

TRANSACTIONS WITH AFFILIATES

  The Company holds a one-third ownership interest in Bromic, which supplies gas valves and related products to the Company. Bromic receives approximately 28% of its revenues from sales to the Company, which in turn is Bromic's largest customer. In the twelve months ended January 31, 1998 and the six months ended July 31, 1998, the Company purchased approximately A$4.0 million and A$1.1 million, respectively, of products from Bromic. The Company guaranteed A$900,000 indebtedness of Bromic to ANZ, which was repaid in full in February 1997, releasing the guarantee.

  In addition, the Company holds a 50% equity interest in GLG Taiwan, which supplies the Company with grills, burners and other products. GLG Taiwan receives approximately 80% of its revenues from sales to the Company, which in turn is GLG Taiwan's largest customer. In the twelve months ended January 31, 1998 and the six months ended July 31, 1998, the Company purchased approximately A$7.1 million and A$2.7 million, respectively, of products from GLG Taiwan.

SHAREHOLDERS AGREEMENT

  Certain shareholders of the Company have in the past been party to a Shareholders Agreement providing for certain preemptive and other rights. The Shareholders Agreement was terminated prior to consummation of the Company's IPO in November 1997.

TRANSACTIONS INVOLVING PRINCIPAL SHAREHOLDERS AND EXECUTIVE OFFICERS

  Messrs. Linz, Gavshon, Selati and Price beneficially own 28.5%, 4.9%, 3.2% and 1.6%, respectively, of the outstanding Ordinary Shares of the Company. Accordingly, these individuals may exert substantial influence over the business and affairs of the Corporation, including the election of the Company's directors and the outcome of corporate actions requiring shareholder approval.

  From time to time in the past, Messrs. Linz, Gavshon and Selati and certain members of their respective families have advanced funds, re-payable on demand, to the Company to be used for general corporate purposes. As of January 31, 1997, the aggregate balance of these advances was A$1,231,000. Through these advances, the Company had been able to obtain funds at relatively attractive short-term borrowing rates of approximately 2% per annum below the overdraft rate received by the Company. As of July 31, 1997, the Company had repaid all amounts owing on such advances and terminated these borrowing arrangements. The Company may reinstate these or similar arrangements in the future if its Board of Directors determines that to do so would be in the best interests of the Company.

  The Company purchases labels for certain of its products from a relative (now deceased) of Mr. Price's wife. On an average yearly basis, the Company purchases approximately A$346,000 of such labels. Mr. and Mrs. Price receive no monetary benefit from this relationship.

  The Company leases cars for the use of Messrs. Linz, Gavshon, Price and Selati, at a rate of approximately A$3,909, A$3,910, A$1,620 and US$900, respectively, per month per car.

  The Company pays the premiums on a disability insurance policy naming Mr. Selati as the insured. If benefits were paid to Mr. Selati under this policy, he would receive approximately US$7,900 per month until he reaches age 65.

  In connection with the Capital Reduction, the Company acquired from Mr. Selati, who is the President of Galore USA and a Director of the Company, his 15% interest in that company, in exchange for the issuance to Mr. Selati of 137,189 Ordinary Shares, valued at A$1,000,000. The Company elected Mr. Selati to its Board of Directors on July 21, 1997.

  Mr. Linz's sister, together with her husband in one instance and her husband and son in the other instance, owns two entities ("Related Franchisors"), each of which operates one franchised Barbeques Galore store in Orange County, California. The Related Franchisors' franchise agreements provide the Related Franchisors with the exclusive right to open, upon Company approval, additional Barbeques Galore stores within a specified territory in Orange County.

  A portion of the Ordinary Shares and stock options repurchased or cancelled in connection with the Capital Reduction were repurchased from or cancelled in exchange for payment to principal shareholders of the Company. The Company repurchased or cancelled stock options, as applicable: 8,231 Ordinary Shares beneficially owned by Gordon Howlett, a director of the Company, for an aggregate of A$60,000; 37,107 Ordinary Shares beneficially owned by Philip Gardiner, a former director of the Company, for an aggregate of A$270,482; stock options granted to Mr. Price for the purchase of 27,438 Ordinary Shares in exchange for A$10,000; and stock options granted to David Glaser, the Secretary of the Company, and Kevin Ralphs, the Chief Financial Officer of Galore USA, each for the purchase of 2,743 Ordinary Shares in exchange for A$2,500 each. These transactions were on terms the same as or less favorable than those provided to other shareholders or option holders whose interests were repurchased or cancelled.

  In November 1997, the Company granted options under the 1997 Share Option Plan to purchase up to an aggregate of 18,000 Ordinary Shares to directors and executive officers of the Company at the Offering price. Mr. Kevin Ralphs received a grant of 10,000 Ordinary Shares, Mr. David James received a grant of 5,000 Ordinary Shares and Mr. David Glaser received a grant of 3,000 Ordinary Shares. These options become exercisable in equal installments on November 7, 2000, November 7, 2001 and October 7, 2002. See "Management-- Options to Purchase Securities."

  On September 1, 1998 the Company granted options under the 1997 Share Option Plan to purchase up to an aggregate of 17,646 Ordinary Shares to Mr. Edgar Berner at a price of US$8.50 per Ordinary Share pursuant to his appointment as a non-executive Director of the Company.

  The Company leases certain retail facilities to Rebel under an arms-length landlord-tenant relationship. For the seven months ended January 31, 1997 and the twelve months ended January 31, 1998, Rebel reimbursed the Company A$352,000 and A$260,000 for these leases. Until July 10, 1997, Messrs. Linz and Gavshon were directors and significant shareholders of Rebel.

COMPANY POLICY CONCERNING TRANSACTIONS WITH AFFILIATES

  Under the Australian Corporations Law, directors are prohibited from entering into transactions with the Company conferring a benefit on any director which are not on "arms-length" commercial terms, except where limited exemptions apply or detailed approval procedures are first observed. The Company has adopted a more stringent policy based on the Australian Corporations Law that requires that all transactions with directors, executive officers and other affiliates will be on terms that are believed to be at least as favorable to the Company as could be obtained from unaffiliated third parties and that such transactions must be approved by a majority of the Company's disinterested directors.

  The Company believes that the foregoing transactions with directors, executive officers and other affiliates were completed on terms as favorable to the Company as could have been obtained from unaffiliated third parties.

                            PRINCIPAL SHAREHOLDERS

  The following table sets forth the beneficial ownership of the Ordinary Shares as of September 8, 1998 and as adjusted to reflect the sale of the shares pursuant to the Offering with respect to (i) each person or entity known by the Company to beneficially own 5% or more of the outstanding Ordinary Shares, (ii) each of the Company's directors, (iii) each of the Company's executive officers, and (iv) all directors and executive officers of the Company as a group.

                         BENEFICIAL OWNERSHIP                       BENEFICIAL OWNERSHIP
                         PRIOR TO OFFERING(1)                        AFTER OFFERING(1)
                         ----------------------- SHARES THAT MAY BE --------------------
NAME                       NUMBER      PERCENT    SOLD IN OFFERING   NUMBER   PERCENT(2)
----                     ------------ ---------- ------------------ --------- ----------
Sam Linz(3).............    1,293,891     28.5%             0       1,293,891    28.5%
Robert Gavshon(4).......      223,499      4.9              0         223,499     4.9
John Price(5)...........       71,880      1.6              0          71,880     1.6
Edgar Berner............            0        *              0               0       *
Gordon Howlett(6).......       13,718        *         13,718               0       *
Sydney Selati(7)........      147,008      3.2              0         147,008     3.2
Wispjune Pty Limit-
 ed(8)..................      162,205      3.6              0         162,205     3.6
 Level 10
 1 Market Street
 Sydney, NSW 2000
Geblon Pty Limited(9)...      167,402      3.7              0         167,042     3.7
 Level 10
 1 Market Street
 Sydney, NSW 2000
Sarwill Pty Limit-
 ed(10).................      149,016      3.3              0         149,016     3.3
 Suite 6
 10-12 Woodville Street
 Hurstville, NSW 2000
All executive officers
 and directors as a
 group
 (9 persons)(11)........    1,749,996     38.5%        13,718       1,736,278    38.2%

--------
  * Less than 1%

 (1) Beneficial ownership is determined in accordance with the rules of the Commission and generally includes voting or investment power with respect to securities. Ordinary Shares subject to stock options, warrants and convertible securities currently exercisable or convertible, or exercisable or convertible within sixty (60) days of the date hereof, are deemed outstanding for computing the percentage of the person holding such stock options but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, the persons named in the table have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them. The percentages calculated are based on 4,541,652 shares issued and outstanding as of September 8, 1998. Excludes 203,038 Ordinary Shares issuable upon the exercise of stock options granted under the Executive Share Option Plan and 202,246 Ordinary Shares issuable upon the exercise of stock options granted under the 1997 Share Option Plan. There are an additional 112,208 authorized and unissued Ordinary Shares reserved for the grant of stock options under the 1997 Share Option Plan.
 (2) Assuming all Ordinary Shares offered are sold by such Selling
     Shareholder.

 (3) Includes 162,205 Ordinary Shares held by Wispjune Pty Limited ("Wispjune"), a company in which Mr. Linz owns a 72.5% interest, with Mr. Gavshon and Mr. Price owning the remaining 22.5% and 5.0%, respectively, and 167,402 Ordinary Shares held by Geblon Pty Limited ("Geblon"), a company in which Mr. Linz and Mr. Gavshon each has a 50% ownership interest, with Mr. Linz retaining voting control of the company. See Notes (8) and (9) below. Excludes 88,460 Ordinary Shares held by ANZ Nominees Limited on behalf of members of Mr. Linz's immediate family, of which 32,596 may be sold pursuant to the Registration Statement of which this Prospectus is a part. See "Selling Shareholders." Also excludes

    10,756 Ordinary Shares held of record by Bosmana Pty Limited ("Bosmana"), on behalf of The Galore Management Superannuation Fund, for which Mr. Linz, Mr. Gavshon, Mr. James and a fourth Company employee serve as the four trustees (the group having voting and dispositive power), all of which may be sold pursuant to the Registration Statement of which this Prospectus is a part. See "Selling Shareholders." Also excludes 3,567 Ordinary Shares held of record by Galore Group Nominees Pty Ltd. ("Galore Nominees"), on behalf of The Galore Staff Superannuation Fund, for which Mr. Linz, Mr. Gavshon and two other Company employees serve as the four trustees (the group having voting and dispositive power), all of which may be sold pursuant to the Registration Statement of which this Prospectus is a part. See "Selling Shareholders." Mr. Linz disclaims beneficial ownership of the foregoing Ordinary Shares held by ANZ Nominees Limited, Bosmana and Galore Nominees, except to the extent of his pecuniary interest therein. None of Messrs. Linz, Gavshon or James individually or by agreement has voting or investment control over the securities held by ANZ Nominees, Bosmana or Galore Nominees.

 (4) Includes 149,016 outstanding Ordinary Shares held by Sarwill Pty Limited ("Sarwill"), a corporation owned by Mr. Gavshon and his wife. See Note
     (10). Also includes 1,495 outstanding Ordinary Shares held by Mr. Gavshon's resident children. Excludes 162,205 Ordinary Shares held by Wispjune, in which Mr. Gavshon has a 22.5% interest, and 167,402 Ordinary Shares held by Geblon, a company in which Mr. Gavshon holds a 50% interest. See Notes (3), (8) and (9). Excludes 10,756 Ordinary Shares held of record by Bosmana on behalf of The Galore Management Superannuation Fund, for which Mr. Linz, Mr. Gavshon, Mr. James and a fourth Company employee serve as the four trustees (the group having voting and dispositive power), all of which may be sold pursuant to the Registration Statement of which this Prospectus is a part. See "Selling Shareholders." Also excludes 3,567 Ordinary Shares held of record by Galore Nominees on behalf of the Galore Staff Superannuation Fund, for which Mr. Linz, Mr. Gavshon and two other Company employees serve as the four trustees (the group having voting and dispositive power), all of which may be sold pursuant to the Registration Statement of which this Prospectus is a part. See "Selling Shareholders." Mr. Gavshon disclaims beneficial ownership of the Ordinary Shares held by Wispjune, Geblon, Bosmana and Galore Nominees, except to the extent of his pecuniary interest therein. None of Messrs. Linz, Gavshon or James individually or by agreement has voting or investment control over the securities held by Bosmana or Galore Nominees.

 (5) Excludes 162,205 outstanding Ordinary Shares held by Wispjune, in which Mr. Price has a 5.0% interest. Also excludes 10,756 Ordinary Shares held of record by Bosmana on behalf of The Galore Management Superannuation Fund, for which Mr. Linz, Mr. Gavshon, Mr. James and a fourth Company employee serve as the four trustees (the group having voting and dispositive power), all of which may be sold pursuant to the Registration Statement of which this Prospectus is a part. See "Selling Shareholders." Mr. Price disclaims beneficial ownership of the Ordinary Shares held by Wispjune and Bosmana, except to the extent of his pecuniary interest therein. None of Messrs. Linz, Gavshon or James individually or by agreement has voting or investment control over the securities held by Bosmana. See Notes (3) and (8).

 (6) Includes 13,718 Ordinary Shares held by Fagume Pty. Limited. Certain Ordinary Shares previously held by Mr. Howlett were repurchased by the Company in the delisting transaction. See "Certain Transactions."

 (7) Includes 68,595 Ordinary Shares owned by the Selati Living Trust dated June 30, 1984, of which Mr. Selati and his wife are trustees. Also includes 68,594 Ordinary Shares held by the Selati Family Partnership L.P., of which Mr. Selati is the sole general partner. Also includes 9,545 Ordinary Shares, previously inadvertently reported as 9,819 Ordinary Shares, held by Mr. Selati's wife. Excludes 4,665 Ordinary Shares held by Mr. Selati's three adult children. Mr. Selati disclaims beneficial ownership of all Ordinary Shares held by his children.

 (8) Mr. Linz, Mr. Gavshon and Mr. Price, Directors of the Company, own 72.5%, 22.5% and 5.0%, respectively, of Wispjune. As such, Mr. Linz is deemed to have voting and investment control with respect to these Ordinary Shares. Mr. Gavshon and Mr. Price have disclaimed beneficial ownership of the Ordinary Shares held by Wispjune, except to the extent of their pecuniary interest in such Ordinary Shares. See Notes (3), (4) and (5).

 (9) Mr. Linz and Mr. Gavshon, Directors of the Company, each own 50.0% of the Ordinary Shares of Geblon, with Mr. Linz retaining voting control of the Company. Mr. Gavshon disclaims his beneficial ownership of the Ordinary Shares held by Geblon except to the extent of his pecuniary interest in such Ordinary Shares. See Notes (3) and (4).

(10) Mr. Gavshon, a Director of the Company, jointly with his wife, is the owner of Sarwill. See Note (4) above.

(11) See Notes (3) through (10).

                             SELLING SHAREHOLDERS

  The Ordinary Shares that may be offered hereby were originally issued by the Company in offshore transactions not subject to the Securities Act. The Selling Shareholders listed below (which term includes their transferees, pledges, donees or successors) may from time to time offer and sell the number of Ordinary Shares set forth opposite his, her or its name pursuant to the Registration Statement of which this Prospectus is a part any and all Ordinary Shares. The table sets forth information with respect to beneficial ownership of the Ordinary Shares by the Selling Shareholders as of June 1, 1998. The Selling Shareholder's position, office or other material relationship with the Company for the last three years, if any, is also stated.

  The following table sets forth certain information as of June 1, 1998. Any or all of the Ordinary Shares listed below may be offered for sale pursuant to the Registration Statement of which this Prospectus is a part by the Selling Shareholders from time to time. Accordingly, no estimate can be given as to the amounts of Ordinary Shares that will be held by the Selling Shareholders upon consummation of any such sales. In addition, the Selling Shareholders identified below may have sold, transferred, or otherwise disposed of all or a portion of their Ordinary Shares since the date on which the information regarding their Notes was provided, in transactions exempt from the registration requirements of the Securities Act.

  All information in the following table is based solely upon information furnished to the Company by the Selling Shareholders. From time to time, additional information concerning ownership of the Ordinary Shares may rest with certain holders thereof not named in the preceding table, with whom the Company believes it has no affiliation.

                          BENEFICIAL OWNERSHIP                        BENEFICIAL OWNERSHIP
                          PRIOR TO OFFERING(1)                        AFTER OFFERING(1)(2)
                          -----------------------  SHARES THAT MAY BE ----------------------
          NAME              NUMBER      PERCENT     SOLD IN OFFERING   NUMBER      PERCENT
          ----            ------------ ----------  ------------------ ----------- ----------
Blaironia Pty Limited...        49,221        1.1%       49,221                 0          *
Halcyon Pty Limited(3)..        19,688          *        19,688                 0          *
Timewalk Pty Limited....        49,221        1.1        49,221                 0          *
RG Investments
 (Australia) Pty
 Limited................        49,221        1.1        49,221                 0          *
Navarra Investments Pty
 Ltd.(3)................         1,968          *         1,968                 0          *
Depofo Pty Ltd.(3)......         2,461          *         2,461                 0          *
Talbot Pty Limited(3)...         9,844          *         9,844                 0          *
Scelara Pty Ltd.........        19,688          *        19,688                 0          *
Borlas Pty Limited......        49,221        1.1        49,221                 0          *
Dalbrun Pty Ltd.(3).....        19,688          *        19,688                 0          *
Pesas Pty Ltd. (A/C
 Super Fund)(3).........        19,688          *        19,688                 0          *
Rupert Baroona Pty Ltd--
 the Carter Account(3)..        12,304          *        12,304                 0          *
Nassa Investments Pty
 Limited(3).............         9,844          *         9,844                 0          *
Shane D. Finemore(3)....         9,844          *         9,844                 0          *
Warana Holdings Pty
 Ltd.(3)................        29,532          *        29,532                 0          *
Kelstan Pty Ltd.(3).....        49,221        1.1        49,221                 0          *
Kahuna Investments Pty
 Ltd.(3)................        49,221        1.1        49,221                 0          *
Megwill Pty Ltd A/C WPG
 Super Fund (3).........        24,610          *        24,610                 0          *
Potter Warburg Nominees
 Pty Limited(3).........         9,844          *         9,844                 0          *
Todizo Pty Limited(3)...        45,776        1.0        45,776                 0          *
AJA Investments Pty
 Limited(3).............        39,376          *        39,376                 0          *
National Nominees
 Limited................        59,064        1.3        59,064                 0          *
ANZ Nominees
 Limited(4).............       176,171        3.9       120,307            55,864        1.2
Conargo Plains Pty
 Ltd.(3)................         9,844          *         9,844                 0          *
RJR Capital Pty
 Ltd.(3)................        49,221        1.1        49,221                 0          *
Chirico Pty Ltd.(3).....        49,221        1.1        49,221                 0          *
P.K. Capital Pty
 Ltd.(3)................        12,797          *        12,797                 0          *
Exim Nominees Pty Ltd...        11,320          *        11,320                 0          *
Dennis Hoffman..........           452          *           452                 0          *

                          BENEFICIAL OWNERSHIP                      BENEFICIAL OWNERSHIP
                          PRIOR TO OFFERING(1)                      AFTER OFFERING(1)(2)
                          ---------------------- SHARES THAT MAY BE -----------------------
          NAME             NUMBER      PERCENT    SOLD IN OFFERING   NUMBER       PERCENT
          ----            ----------- ---------- ------------------ ----------   ----------
Joyce Hoffman...........          452          *          452                 0             *
David Katz..............        7,697          *        7,697                 0             *
Robert & Ann Patricia
 McLeod(5)..............        4,528          *        4,528                 0             *
Don & Mary McLeod(5)....        5,487          *        5,487                 0             *
Michael Varley(5).......        5,487          *        5,487                 0             *
Keith Abrahams..........        4,528          *        4,528                 0             *
Richard Wunsh...........        2,263          *        2,263                 0             *
Patjon Pty Ltd.(5)......       24,404          *       24,404                 0             *
Alney Pty Ltd.(5).......       11,649          *       11,649                 0             *
GDL Investments Pty
 Ltd.(5)................       12,753          *       12,753                 0             *
Australip Pty Ltd.......       11,320          *       11,320                 0             *
Martin Tabachnick.......        4,528          *        4,528                 0             *
Dresner Investments Pty
 Ltd....................        4,528          *        4,528                 0             *
Jokari Pty Ltd..........        2,263          *        2,263                 0             *
Mildred Pogorelsky(5)...        2,743          *        2,743                 0             *
Sarah Gavshon(5)........        2,743          *        2,743                 0             *
David Schnaid...........        2,952          *        2,952                 0             *
Lawrence Oster..........        1,176          *        1,176                 0             *
Fagume Pty. Limited(5)..       13,718          *       13,718                 0             *
National Australia
 Trustees Ltd.(5).......       23,596          *       23,596                 0             *
The Galore Management
 Superannuation
 Fund(5)................       10,756          *       10,756                 0             *
Galore Staff
 Superannuation
 Fund(5)................        3,567          *        3,567                 0             *

--------
 * Less than 1%
(1) Beneficial ownership is determined in accordance with the rules of the Commission and generally includes voting or investment power with respect to securities. Ordinary Shares subject to stock options, warrants and convertible notes currently exercisable or convertible, or exercisable or convertible within sixty (60) days of the date hereof, are deemed outstanding for computing the percentage of the person holding such stock options but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, the persons named in the table have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them. The percentages calculated are based on 4,541,652 Ordinary Shares issued and outstanding as of June 1, 1998.
(2) Assuming all Ordinary Shares offered are sold by such Selling Shareholder.

(3) The Selling Shareholder is affiliated with an officer or director of Warburg Australia, a co-manager in the Company's IPO in November 1997.

(4) In the Company's IPO in November 1997, ANZ Nominees Limited was reported as beneficially owning 106,291 Ordinary Shares prior to such offering and 87,711 Ordinary Shares after such offering, inadvertently excluding an additional 88,459 Ordinary Shares then beneficially owned by ANZ Nominees Limited. ANZ Nominees Limited holds 88,460 Ordinary Shares on behalf of members of Mr. Linz's immediate family, of which 32,596 may be sold pursuant to the Registration Statement of which this Prospectus is a part. Mr. Linz has disclaimed beneficial ownership of all such Ordinary Shares.

(5) Cedarford Pty Ltd., a company owned by Robert and Ann Patricia McLeod, is a licensee of the Company. Don McLeod was an employee of the Company until April 30, 1998. Michael Varley is Vice President of Purchasing, Distribution and Product Development of Galore USA. Patjon Pty Ltd., Alney Pty Ltd. and GDL Investments Pty Ltd. are associated with financial and corporate advisors to the Company. In addition, Patjon Pty Ltd., Alney Pty Ltd. and GDL Investments Pty Ltd. are holders of Convertible Notes, but the Company believes that each beneficially owns less than 10% of the voting securities of the Company on a fully diluted basis. Mildred Pogorelsky is Mr. Linz's mother-in-law. Sarah Gavshon is Mr. Gavshon's mother. Fagume Pty Ltd. and National Australia Trustees Ltd. are corporations affiliated or associated with Mr. Howlett and Mr. Gardiner, a director and former director, of the Company, respectively. Mr. Linz, Mr. Gavshon, Mr. James and a fourth Company employee serve as the four trustees of The Galore Management Superannuation Fund. Mr. Linz, Mr. Gavshon, and two other Company employees serve as the four trustees of the Galore Staff Superannuation Fund.

                        DESCRIPTION OF ORDINARY SHARES

  The rights afforded the Ordinary Shares underlying the ADSs are governed by the Articles of the Company and the laws applicable in the Commonwealth of Australia. This includes in particular the Australian Corporations Law. The following description summarizes those rights and is qualified in its entirety by reference to the Articles, copies of which are included elsewhere herein.

  General. The Company has authorized capital of A$100,000,000 divided into 27,437,853 shares of A$3.64 each (rounded to the nearest cent). At September 8, 1998 there were 4,541,652 fully paid Ordinary Shares issued and outstanding.

  The Directors of the Company have the power to issue authorized but unissued shares in different classes, or with special, preferred or deferred rights and restrictions, or on deferred terms for payment of the subscription amount. These rights may relate to voting, dividend, return of capital or any other matter, and may include redeemable preference shares.

  Voting. Each shareholder present in person, by proxy or by properly appointed representative shall have one vote at a meeting of shareholders unless a poll is called. If a poll of shareholders is called, then each shareholder shall have one vote per share, subject to any special rights attaching to shares at the time of issue and to provisos that (i) a shareholder shall not be entitled to vote unless all calls and other sums presently payable by that shareholder in respect of shares in the Company have been paid, and (ii) partly paid shares, which have not been offered pro rata to other shareholders, shall only confer a proportional vote per share. At this time there are no partly paid shares authorized or outstanding. A poll may be called by the chairman, any five shareholders, or any shareholder or shareholders holding 10% of the paid-up capital or the total votes of persons entitled to vote.

  At least 14 days notice must be given of any meeting, with the requirement extending to 21 days if any special resolution is to be voted on at the meeting. The quorum for a meeting shall be three members, with a proviso that if a quorum does not attend, then, unless it is a meeting convened on a shareholder request, the meeting shall be adjourned to such day as the directors determine, or if no determination, to the same day, time and place in the next week. If a quorum does not attend the adjourned meeting, the meeting shall be dissolved. If a quorum does not attend a meeting that was convened on a shareholder request, the meeting shall be dissolved without any later adjourned meeting.

  An annual general meeting of shareholders must be convened to consider the financial accounts and to vote on directors, with at least one third of the directors presenting themselves for re-election. No director may serve for a period in excess of three years without submitting himself for re-election, provided, however, that a retiring director may be re-appointed. This Board re-election procedure could delay shareholders from removing a majority of the Board for a period of three years, unless they are able to obtain the requisite vote to remove a director. The foregoing may have a significant effect in delaying, deferring or preventing a change in control of the Company, even though such change might be beneficial to the Company and its shareholders, and may adversely affect the voting and other rights of other holders of Common Stock.

  Four of the Company's officers and directors beneficially own an aggregate of 38.2% of the Company's outstanding Ordinary Shares. Accordingly, these shareholders are able to significantly influence the election of the Company's directors and the outcome of corporate actions requiring shareholder approval, such as mergers and acquisitions, regardless of how many other shareholders of the Company may vote. See "Risk Factors--Control of the Company."

  Resolutions. There are two main types of shareholder resolutions under Australian corporate law, ordinary resolutions, which must be approved by more than 50% of the votes cast (with the chairman having a vote), and special resolutions, which must be approved by at least 75% of the votes cast. Appointment of directors and most general business is decided by ordinary resolution, while matters such as changes to the Articles and liquidation require a special resolution.

  Class Rights. If at any time the Company has more than one class of shares on issue then the rights attaching to a class cannot be varied without the approval of a special resolution passed at a meeting of those shareholders.

  Transfer of Shares. Shares in the Company may be transferred by any usual form of transfer or other form approved by the Directors of the Company, but the certificate for the shares must be filed with the Company. Currently, applicable law requires transfers to be made in writing and stamp duty of 0.6% must be paid in relation to any transfer. The Directors may refuse to register any transfer of shares where any of the following apply: (i) the Company has a lien on the shares; (ii) where the transfer is of a partly paid share in respect of which the directors have required the transferee or an authorized officer of the transferee to complete a statutory declaration stating that the transferee is financially able to meet any unpaid liability in respect of the share and such a declaration has not been received by the Company; (iii) where the Company may refuse to register the transfer under the Official Listing Rules of the ASE; or (iv) the Company is required to refuse to register the transfer in accordance with a law relating to stamp duty or pursuant to a court order.

  There are no preemptive rights. The persons and entities that previously held the Convertible Notes are entitled to cause, and this Offering results from a request for, the Company to apply for official quotation of their converted Ordinary Shares on the stock exchange or securities market on which the Company is listed. All Ordinary Shares received upon conversion of the Convertible Notes are included herein or were previously registered and sold in connection with the Company's IPO in November 1997.

  Buyback. There is a general limitation under the Australian Corporations Law on the Company purchasing or providing financial assistance in relation to the acquisition of shares in the Company. However, there is a specific exemption allowing the Company to make limited buybacks of shares in the Company. Any buyback must satisfy a range of conditions, which conditions vary depending on whether the buyback involves the acquisition of more than 10% of the capital of the Company and/or whether all shareholders have the opportunity to participate equally in that buyback. These restrictions do not apply to debt securities.

  Australian Takeover Laws. Under Australian law, foreign persons are prohibited from acquiring more than a limited percentage of the shares in an Australian company without approval from the Australian Treasurer or in certain other limited circumstances. These limitations are set forth in the Takeovers Act. Under the Takeovers Act, as currently in effect, any foreign person, together with associates, is prohibited from acquiring 15% or more of the outstanding shares of the Company (or else the Treasurer may make an order requiring the acquiror to dispose of those shares within a specified period of time). In addition, if a foreign person acquires shares in the Company and as a result the total holdings of all foreign persons and their associates exceeds 40% in aggregate without the approval of the Australian Treasurer, then the Treasurer may make an order requiring the acquiror to dispose of those shares within a specified time. The Company has been advised by its Australian counsel, Freehill, Hollingdale & Page, that under current foreign investment policy, however, it is unlikely that the Treasurer would make such an order where the level of foreign ownership exceeds 40% in the ordinary course of trading, unless the Treasurer finds that the acquisition is contrary to the national interest. The same rule applies if the total holdings of all foreign persons and their associates already exceeds 40% and a foreign person (or its associate) acquires any further shares, including in the course of trading in the secondary market of the ADSs. In addition, if the level of foreign ownership exceeds 40% at any time, the Company would be considered a foreign person under the Takeovers Act. In such event, the Company would be required to obtain the approval of the Treasurer for the Company, together with its associates, to acquire (i) more than 15% of an Australian company or business with assets totaling over A$5 million or (ii) any direct or indirect ownership interest in Australian residential real estate. In addition, the percentage of foreign ownership of the Company would also be included in determining the foreign ownership of any Australian company or business in which it may choose to invest. Since the Company has no current plans for any such acquisitions and only owns commercial property, any such approvals required to be obtained by the Company as a foreign person under the Takeovers Act will not affect the Company's current or future ownership or lease of property in Australia. However, there would be no material tax consequence to shareholders of the Company (including holders of ADSs) resulting from the Company being deemed a foreign person under the Takeovers Act. If all of the ADSs offered hereby are acquired by foreign persons or their associates, then the level of foreign ownership of the Company's equity securities will be approximately 64.8%. The level of foreign ownership could also increase in the future if existing Australian investors decide to sell their shares into the U.S. market or if the Company were to sell additional Ordinary Shares or ADSs in the future.

  Dividends. Holders of Ordinary Shares are entitled to receive, on a pro rata basis in proportion to the capital paid upon on such shares, such dividends as may be recommended by the Directors and approved by shareholders in a general meeting, subject to such other preferential or special rights as may be attached to any new shares issued by the Company. The ability of U.S. persons who hold ADSs to participate in rights offerings or share dividend alternatives which the Company may undertake in the future will be restricted if the Company decides not to register such offerings pursuant to the Securities Act. While the Company is not currently planning any such action, no assurance can be given that such action will not be taken in the future or that, if any such action is taken by the Company, it will be feasible to include U.S. persons.

  Liquidations. On a liquidation, the liquidator may divide among the shareholders the whole or any part of the assets of the Company and may vest the whole or any part of such assets upon trust for the benefit of the shareholders. Such action requires the approval of a special resolution and is at the discretion of the liquidator. No shareholder shall be compelled to accept any shares or other securities where there is any liability.

  Related Party Provisions. Under the Corporations Law, directors are prohibited from entering into transactions with the Company conferring a benefit on any Director which are not on "arms-length" commercial terms, except where limited exemptions apply or detailed approval procedures are first observed.

  Enforceability of Civil Liabilities. The Company is an Australian public limited company. Almost all of its current Directors and executive officers reside outside the United States (principally in the Commonwealth of Australia). All or a substantial portion of the assets of these persons and of the Company are located outside the United States (principally in the Commonwealth of Australia). As a result, it may not be possible for investors to effect service of process within the United States upon such persons or the Company or to enforce against such persons or the Company in foreign courts judgments obtained in U.S. courts predicated upon the civil liability provisions of the Federal securities laws of the United States. The Company has been advised by its Australian counsel, Freehill, Hollingdale & Page, that there is doubt as to the enforceability in the Commonwealth of Australia, in original actions for enforcement of judgments of U.S. courts, of civil liabilities predicated solely upon Federal or state securities laws of the United States, especially in the case of enforcement of judgments of U.S. courts where the defendant has not been properly served under Australian law.

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                  DESCRIPTION OF AMERICAN DEPOSITARY RECEIPTS

  The following is a summary of certain provisions of the Deposit Agreement (including any exhibits thereto, the "Deposit Agreement") dated as of November 6, 1997 among the Company, Morgan Guaranty Trust Company of New York, as depositary (the "Depositary"), and the holders (the "Holders") from time to time of the ADRs issued thereunder. The following description summarizes all material provisions of the Deposit Agreement and is qualified in its entirety by reference to the Deposit Agreement. Copies of the Deposit Agreement are available for inspection at the principal office of the Depositary in New York (the "Principal New York Office"), which is presently located at 60 Wall Street, New York, New York 10260. Terms used herein and not otherwise defined shall have the respective meanings set forth in the Deposit Agreement.

  ADRs evidencing ADSs are issuable by the Depositary pursuant to the terms of the Deposit Agreement. Each ADS represents, as of the date hereof, the right to receive one Ordinary Share deposited under the Deposit Agreement (together with any additional Ordinary Shares deposited thereunder and all other securities, property and cash received and held thereunder at any time in respect of or in lieu of such deposited Ordinary Shares, the "Deposited Securities") with the Custodian under the Deposit Agreement (together with any successor or successors thereto, the "Custodian"). An ADR may evidence any number of ADSs. Only persons in whose names ADRs are registered on the books of the Depositary will be treated by the Depositary and the Company as Holders.

DEPOSIT, TRANSFER AND WITHDRAWAL

  In connection with the deposit of Ordinary Shares under the Deposit Agreement, the Depositary or the Custodian may require the following in form satisfactory to it: (a) a written order directing the Depositary to execute and deliver to, or upon the written order of, the person or persons designated in such order an ADR or ADRs evidencing the number of ADSs representing such deposited Ordinary Shares (a "Delivery Order"); (b) proper endorsements or duly executed instruments of transfer in respect of such deposited Ordinary Shares; (c) instruments assigning to the Custodian or its nominee any distribution on or in respect of such deposited Ordinary Shares or indemnity therefor; and, (d) proxies entitling the Custodian to vote such deposited Ordinary Shares. As soon as practicable after the Custodian receives Deposited Securities pursuant to any such deposit or pursuant to the form of ADR, the Custodian shall present such Deposited Securities for registration of transfer into the name of the Custodian or its nominee, to the extent such registration is practicable, at the cost and expense of the person making such deposit (or for whose benefit such deposit is made) and shall obtain evidence satisfactory to it of such registration. Deposited Securities shall be held by the Custodian for the account and to the order of the Depositary at such place or places and in such manner as the Depositary shall determine. Deposited Securities may be delivered by the Custodian to any person only under the circumstances expressly permitted in the Deposit Agreement.

  After any such deposit of Ordinary Shares, the Custodian shall notify the Depositary of such deposit and of the information contained in any related Delivery Order by letter, first class airmail postage prepaid, or, at the request, risk and expense of the person making the deposit, by cable, telex or facsimile transmission. After receiving such notice from the Custodian, the Depositary, subject to the terms and conditions of the Deposit Agreement, shall execute and deliver at the Transfer Office (the "Transfer Office") which is presently located at the Principal New York Office, to or upon the order of any person named in such notice, an ADR or ADRs registered as requested and evidencing the aggregate ADSs to which such person is entitled.

  Subject to the terms and conditions of the Deposit Agreement, the Depositary may so issue ADRs for delivery at the Transfer Office only against deposit with the Custodian of: (a) Ordinary Shares in form satisfactory to the Custodian; (b) rights to receive Ordinary Shares from the Company or any registrar, transfer agent, clearing agent or other entity recording Ordinary Share ownership or transactions; or, (c) other rights to receive Ordinary Shares (until such Ordinary Shares are actually deposited pursuant to (a) or (b) above, "Pre-released ADRs") only if (i) Pre-released ADRs are fully collateralized (marked to market daily) with cash or U.S. government securities held by the Depositary for the benefit of Holders (but such collateral shall not

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constitute "Deposited Securities"), (ii) each recipient of Pre-released ADRs agrees in writing with the Depositary that such recipient (a) owns such Ordinary Shares, (b) assigns all beneficial right, title and interest therein to the Depositary, (c) holds such Ordinary Shares for the account of the Depositary and (d) will deliver such Ordinary Shares to the Custodian as soon as practicable and promptly upon demand therefor and (iii) all Pre-released ADRs evidence not more than 20% of all ADSs (excluding those evidenced by Pre-released ADRs), provided that the Depositary reserves the right to change or disregard such limit from time to time as it deems appropriate. The Depositary may retain for its own account any earnings on collateral for Pre-released ADRs and its charges for issuance thereof. At the request, risk and expense of the person depositing Ordinary Shares, the Depositary may accept deposits for forwarding to the Custodian and may deliver ADRs at a place other than its office. Every person depositing Ordinary Shares under the Deposit Agreement is deemed to represent and warrant that such Ordinary Shares are validly issued and outstanding, fully paid, nonassessable and free of preemptive rights, that the person making such deposit is duly authorized so to do and that such Ordinary Shares (A) are not "restricted securities" as such term is defined in Rule 144 under the Securities Act of 1933 unless at the time of deposit they may be freely transferred in accordance with Rule 144(k) and may otherwise be offered and sold freely in the United States or (B) have been registered under the Securities Act of 1933. Such representations and warranties shall survive the deposit of Ordinary Shares and issuance of ADRs.

  Subject to the terms and conditions of the Deposit Agreement, upon surrender of an ADR in form satisfactory to the Depositary at the Transfer Office, the Holder thereof is entitled to delivery at the Custodian's office of the Deposited Securities at the time represented by the ADSs evidenced by such ADR. At the request, risk and expense of the Holder thereof, the Depositary may deliver such Deposited Securities at such other place as may have been requested by the Holder. Notwithstanding any other provision of the Deposit Agreement or the ADR, the withdrawal of Deposited Securities may be restricted only for the reasons set forth in General Instruction I.A.(1) of Form F-6 (as such instructions may be amended from time to time) under the Securities Act of 1933.

DISTRIBUTIONS ON DEPOSITED SECURITIES

  Subject to the terms and conditions of the Deposit Agreement, to the extent practicable, the Depositary will distribute by mail to each Holder entitled thereto on the record date set by the Depositary therefor at such Holder's address shown on the ADR Register, in proportion to the number of Deposited Securities (on which the following distributions on Deposited Securities are received by the Custodian) represented by ADSs evidenced by such Holder's
ADRs:

    (a) Cash: Any U.S. dollars available to the Depositary resulting from a cash dividend or other cash distribution or the net proceeds of sales of any other distribution or portion thereof authorized in the Deposit Agreement ("Cash"), on an averaged or other practicable basis, subject to
  (i) appropriate adjustments for taxes withheld, (ii) such distribution being impermissible or impracticable with respect to certain Holders, and
  (iii) deduction of the Depositary's expenses in (1) converting any foreign currency to U.S. dollars by sale or in such other manner as the Depositary may determine to the extent that it determines that such conversion may be made on a reasonable basis, (2) transferring foreign currency or U.S. dollars to the United States by such means as the Depositary may determine to the extent that it determines that such transfer may be made on a reasonable basis, (3) obtaining any approval or license of any governmental authority required for such conversion or transfer, which is obtainable at a reasonable cost and within a reasonable time and (4) making any sale by public or private means in any commercially reasonable manner.

    (b) Ordinary Shares: (i) Additional ADRs evidencing whole ADSs representing any Ordinary Shares available to the Depositary resulting from a dividend or free distribution on Deposited Securities consisting of Ordinary Shares (an "Ordinary Share Distribution") and (ii) U.S. dollars available to it resulting from the net proceeds of sales of Ordinary Shares received in an Ordinary Share Distribution, which Ordinary Shares would give rise to fractional ADSs if additional ADRs were issued therefor, as in the case of Cash.

    (c) Rights: (i) Warrants or other instruments in the discretion of the Depositary representing rights to acquire additional ADRs in respect of any rights to subscribe for additional Ordinary Shares or rights of

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

  any nature available to the Depositary as a result of a distribution on Deposited Securities ("Rights"), to the extent that the Company timely furnishes to the Depositary evidence satisfactory to the Depositary that the Depositary may lawfully distribute the same (the Company has no obligation to so furnish such evidence), or (ii) to the extent the Company does not so furnish such evidence and sales of Rights are practicable, any U.S. dollars available to the Depositary from the net proceeds of sales of Rights as in the case of Cash, or (iii) to the extent the Company does not so furnish such evidence and such sales cannot practicably be accomplished by reason of the nontransferability of the Rights, limited markets therefor, their short duration or otherwise, nothing (and any Rights may lapse); and

    (d) Other Distributions: (i) Securities or property available to the Depositary resulting from any distribution on Deposited Securities other than Cash, Ordinary Share Distributions and Rights ("Other Distributions"), by any means that the Depositary may deem equitable and practicable, or
  (ii) to the extent the Depositary deems distribution of such securities or property not to be equitable and practicable, any U.S. dollars available to the Depositary from the net proceeds of sales of Other Distributions as in the case of Cash. Such U.S. dollars available will be distributed by checks drawn on a bank in the United States for whole dollars and cents (any fractional cents being withheld without liability for interest and added to future Cash distributions).

  To the extent that the Depositary determines in its discretion that any distribution is not practicable with respect to any Holder, the Depositary may make such distribution as it so determines is practicable, including the distribution of foreign currency, securities or property (or appropriate documents evidencing the right to receive foreign currency, securities or property) or the retention thereof as Deposited Securities with respect to such Holder's ADRs (without liability for interest thereon or the investment thereof).

  There can be no assurance that the Depositary will be able to effect any currency conversion or to sell or otherwise dispose of any distributed or offered property, subscription or other rights, Ordinary Shares or other securities in a timely manner or at a specified rate or price, as the case may be.

U.S. SECURITIES LAWS

  The ability of U.S. persons who hold ADSs to participate in rights offerings or share dividend alternatives which the Company may undertake in the future will be restricted if the Company decides not to register such offerings under the Securities Act. While the Company is not currently planning any such action, no assurance can be given that such action will not be taken in the future or that, if any such action is taken by the Company, it will be feasible to include U.S. persons.

DISCLOSURE OF INTERESTS

  To the extent that the provisions of or governing any Deposited Securities may require disclosure of or impose limits on beneficial or other ownership of Deposited Securities, other Ordinary Shares and other securities and may provide for blocking transfer, voting or other rights to enforce such disclosure or limits, Holders and all persons holding ADRs agree to comply with all such disclosure requirements and ownership limitations and to cooperate with the Depositary in the Depositary's compliance with any Company instructions in respect thereof, and, in the Deposit Agreement, the Depositary has agreed to use reasonable efforts to comply with such Company instructions.

RECORD DATES

  The Depositary will, after consultation with the Company if practicable, fix a record date (which shall be as near as practicable to any corresponding record date set by the Company) for the determination of the Holders who shall be entitled to receive any distribution on or in respect of Deposited Securities, to give instructions for the exercise of any voting rights, to receive any notice or to act in respect of other matters and only such Holders shall be so entitled.


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

VOTING OF DEPOSITED SECURITIES

  As soon as practicable after receipt from the Company of notice of any meeting or solicitation of consents or proxies of holders of Ordinary Shares or other Deposited Securities, the Depositary shall mail to Holders a notice stating (a) such information as is contained in such notice and any solicitation materials, (b) that each Holder on the record date set by the Depositary therefor will be entitled to instruct the Depositary as to the exercise of the voting rights, if any, pertaining to the Deposited Securities represented by the ADSs evidenced by such Holder's ADRs and (c) the manner in which such instructions may be given, including instructions to give a discretionary proxy to a person designated by the Company. Upon receipt of instructions of a Holder on such record date in the manner and on or before the date established by the Depositary for such purpose, the Depositary shall endeavor insofar as practicable and permitted under the provisions of or governing Deposited Securities to vote or cause to be voted (or to grant a discretionary proxy to a person designated by the Company to vote in accordance with (c) above) the Deposited Securities represented by the ADSs evidenced by such Holder's ADRs in accordance with such instructions. The Depositary will not itself exercise any voting discretion in respect of any Deposited Securities. If no instructions are received by the Depositary from any Holder with respect to any of the Deposited Securities represented by the ADSs evidenced by such Holders' ADRs on or before the date established by the Depositary for such purpose, the Depositary shall deem such Holder to have instructed the Depositary to give a discretionary proxy to a person designated by the Company with respect to such Deposited Securities and the Depositary shall give a discretionary proxy to a person designated by the Company to vote such Deposited Securities, provided, that no such instruction shall be deemed given and no such discretionary proxy shall be given with respect to any matter as to which the Company informs the Depositary (and the Company agrees to provide such information as promptly as practicable in writing) that (i) the Company does not wish such proxy given, (ii) substantial opposition exists or (iii) such matter materially and adversely affects the rights of holders of Ordinary Shares; provided, further, that the Depositary shall not be obligated to give any such proxy unless and until the Depositary has been provided with an opinion, which shall be given at the time of entering into the Deposit Agreement and prior to each vote in which a discretionary proxy is to be provided, of counsel to the Company, in form and substance satisfactory to the Depositary, to the effect that (i) the granting of such proxy does not subject the Depositary to any reporting obligations in the Commonwealth of Australia, including any states thereof, (ii) the granting of such proxy will not result in a violation of any of the laws of either the Commonwealth of Australia or any states thereof and (iii) the voting arrangement and proxy as contemplated herein will be given effect under Australian law.

  There can be no assurance that the Holders generally or any Holder in particular will receive the notice described in this subheading sufficiently prior to the date established by the Depositary for the receipt of instructions to ensure that the Depositary will in fact receive such instructions on or before such date. Neither the Depositary nor the Company shall be responsible for any failure to carry out any instructions to vote any of the Deposited Securities, or for the manner in which any such vote is cast or the effect of any such vote.

INSPECTION OF TRANSFER BOOKS

  The Deposit Agreement provides that the Depositary will keep books at its Transfer Office for the registration, registration of transfer, combination and split-up of ADRs, which at all reasonable times will be open for inspection by the Holders and the Company for the purpose of communicating with Holders in the interest of the business of the Company or a matter related to the Deposit Agreement.

REPORTS AND OTHER COMMUNICATIONS

  The Depositary shall make available for inspection by Holders at the Transfer Office any reports and communications received from the Company which are both (a) received by the Depositary as the holder of the Deposited Securities and (b) made generally available to the holders of such Deposited Securities by the Company. The Depositary shall also send to the Holders copies of such reports when furnished by the Company. Any such reports and communications furnished to the Depositary by the Company shall be furnished in English.

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

  On or before the first date on which the Company makes any communication available to holders of Deposited Securities or any securities regulatory authority or stock exchange, by publication or otherwise, the Company shall transmit to the Depositary a copy thereof in English or with an English translation or summary. In connection with any registration statement under the Securities Act relating to the ADRs or with any undertaking contained therein, the Company and the Depositary shall each furnish to the other and to the Commission or any successor governmental agency such information as shall be required to make such filings or comply with such undertakings. The Company has delivered to the Depositary, the Custodian and any Transfer Office, a copy of all provisions contained in the Articles or any other charter document of or governing the Shares and any other Deposited Securities which are issued or adopted by the Company or any affiliate of the Company (other than copies of Australian laws, rules and regulations) and, promptly upon any change thereto, the Company shall deliver to the Depositary, the Custodian and any Transfer Office, a copy (in English or with an English translation) of such provisions as so changed. The Depositary and its agents may rely upon the Company's delivery thereof for all purposes of the Deposit Agreement.

CHANGES AFFECTING DEPOSITED SECURITIES

  Subject to the terms and conditions of the Deposit Agreement, the Depositary may, in its discretion, amend the form of ADR or distribute additional or amended ADRs (with or without calling the ADRs for exchange) or cash, securities or property on the record date set by the Depositary therefor to reflect any change in par value, split-up, consolidation, cancellation or other reclassification of Deposited Securities, any Ordinary Share Distribution or Other Distribution not distributed to Holders or any cash, securities or property available to the Depositary in respect of Deposited Securities from (and, in the Deposit Agreement, the Depositary is authorized to surrender any Deposited Securities to any person and to sell by public or private sale any property received in connection with) any recapitalization, reorganization, merger, consolidation, liquidation, receivership, bankruptcy or sale of all or substantially all the assets of the Company, and to the extent the Depositary does not so amend the ADR or make a distribution to Holders to reflect any of the foregoing, or the net proceeds thereof, whatever cash, securities or property results from any of the foregoing shall constitute Deposited Securities and each ADS shall automatically represent its pro rata interest in the Deposited Securities as then constituted.

AMENDMENT AND TERMINATION OF DEPOSIT AGREEMENT

  The ADRs and the Deposit Agreement may be amended by the Company and the Depositary, provided that any amendment that imposes or increases any fees or charges (other than stock transfer or other taxes and other governmental charges, transfer or registration fees, cable, telex or facsimile transmission costs, delivery costs or other such expenses), or that shall otherwise prejudice any substantial existing right of Holders, shall become effective 30 days after notice of such amendment shall have been given to the Holders. Every Holder of an ADR at the time any amendment to the Deposit Agreement so becomes effective shall be deemed, by continuing to hold such ADR, to consent and agree to such amendment and to be bound by the Deposit Agreement as amended thereby. In no event shall any amendment impair the right of the Holder of any ADR to surrender such ADR and receive the Deposited Securities represented thereby, except in order to comply with mandatory provisions of applicable law.

  The Depositary may (upon written notice to the Company if, any time after 60 days have expired after the Depositary will have delivered to the Company a written notice of its election to resign, a successor depositary will not have been appointed and accepted its appointment in accordance with the Deposit Agreement), and shall at the written direction of the Company, terminate the Deposit Agreement and the ADRs by mailing notice of such termination to the Holders at least 30 days prior to the date fixed in such notice for such termination. After the date so fixed for termination, the Depositary and its agents will perform no further acts under the Deposit Agreement and the ADRs, except to advise Holders of such termination, receive and hold (or sell) distributions on Deposited Securities and deliver Deposited Securities being withdrawn. As soon as practicable after the expiration of six months from the date so fixed for termination, the Depositary shall sell the Deposited Securities and shall thereafter (as long as it may lawfully do so) hold in a segregated account the net proceeds of such sales, together with any other cash then held by it under the Deposit Agreement, without liability for interest, in trust for the pro rata benefit of the Holders not theretofore surrendered. After making such sale, the Depositary shall be discharged from all obligations in respect of the Deposit Agreement and the ADRs, except to account for such net proceeds and other cash. After the date so fixed for termination, the Company shall be discharged from all obligations under the Deposit Agreement except for its obligations to the Depositary and its agents.

CHARGES OF DEPOSITARY

  The Depositary may charge each person to whom ADRs are issued against deposits of Ordinary Shares including deposits in respect of Ordinary Share Distributions, Rights and Other Distributions and each person surrendering ADRs for withdrawal of Deposited Securities, US$5.00 for each 100 ADSs (or portion thereof) evidenced by the ADRs delivered or surrendered. The Company will pay all other charges and expenses of the Depositary and any agent of the Depositary (except the Custodian) pursuant to agreements from time to time between the Company and the Depositary, except (i) stock transfer or other taxes and other governmental charges (which are payable by Holders or persons depositing Ordinary Shares), (ii) cable, telex and facsimile transmission and delivery charges incurred at the request of persons depositing, or Holders delivering Ordinary Shares, ADRs or Deposited Securities (which are payable by such persons or Holders), (iii) transfer or registration fees for the registration of transfer of Deposited Securities on any applicable register in connection with the deposit or withdrawal of Deposited Securities (which are payable by persons depositing Ordinary Shares or Holders withdrawing Deposited Securities; there are no such fees in respect of the Ordinary Shares as of the date of the Deposit Agreement) and (iv) expenses of the Depositary in connection with the conversion of foreign currency into U.S. dollars (which are paid out of such foreign currency).

LIABILITY OF HOLDERS FOR TAXES

  If any tax or other governmental charge shall become payable by or on behalf of the Custodian or the Depositary with respect to the ADRs, any Deposited Securities represented by the ADRs evidenced thereby or any distribution thereon, such tax or other governmental charge shall be paid by the Holder thereof to the Depositary. The Depositary may refuse to effect any registration, registration of transfer, split-up or combination thereof or, subject to the terms and conditions of the Deposit Agreement, any withdrawal of such Deposited Securities until such payment is made. The Depositary may also deduct from any distributions on or in respect of Deposited Securities, or may sell by public or private sale for the account of the Holder thereof any part or all of such Deposited Securities (after attempting by reasonable means to notify the Holder thereof prior to such sale), and may apply such deduction or the proceeds of any such sale in payment of such tax or other governmental charge, the Holder thereof remaining liable for any deficiency, and shall reduce the number of ADSs evidenced thereby to reflect any such sales of Deposited Securities. In connection with any distribution to Holders, the Company will remit to the appropriate governmental authority or agency all amounts (if any) required to be withheld and owing to such authority or agency by the Company; and the Depositary and the Custodian will remit to the appropriate governmental authority or agency all amounts (if any) required to be withheld and owing to such authority or agency by the Depositary or the Custodian. If the Depositary determines that any distribution in property other than cash (including Ordinary Shares or rights) on Deposited Securities is subject to any tax that the Depositary or the Custodian is obligated to withhold, the Depositary may dispose of all or a portion of such property in such amounts and in such manner as the Depositary deems necessary and practicable to pay such taxes, by public or private sale, and the Depositary shall distribute the net proceeds of any such sale or the balance of any such property after deduction of such taxes to the Holders entitled thereto.

GENERAL LIMITATIONS

  The Depositary, the Company, their agents and each of them shall: (a) incur no liability (i) if law, regulation, the provisions of or governing any Deposited Security, act of God, war or other circumstance beyond its control shall prevent, delay or subject to any civil or criminal penalty any act which the Deposit Agreement or the ADRs provides shall be done or performed by it, or (ii) by reason of any exercise or failure to exercise any discretion given it in the Deposit Agreement or the ADRs; (b) assume no liability except to perform its obligations to the extent they are specifically set forth in the ADRs and the Deposit Agreement without gross negligence or bad faith; (c) except in the case of the Company and its agents, be under no obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any Deposited Securities or the ADRs; (d) in the case of the Company and its agents hereunder be under no obligation to appear in, prosecute or defend any action, suit or other proceeding in respect of any Deposited Securities or the ADRs, which in its opinion may involve it in expense or liability, unless indemnity satisfactory to it against all expense (including fees and disbursements of counsel) and liability be furnished as often as may be required; or (e) not be liable for any action or inaction by it in reliance upon the advice of or information from legal counsel, accountants, any person presenting Ordinary Shares for deposit, any Holder, or any other person believed by it to be competent to give such advice or information. The Depositary, its agents and the Company may rely and shall be protected in acting upon any written notice, request, direction or other document believed by them to be genuine and to have been signed or presented by the proper party or parties. The Depositary and its agents will not be responsible for any failure to carry out any instructions to vote any of the Deposited Securities, for the manner in which any such vote is cast or for the effect of any such vote. The Depositary and its agents may own and deal in any class of securities of the Company and its affiliates and in ADRs. The Company has agreed to indemnify the Depositary and its agents under certain circumstances and the Depositary has agreed to indemnify the Company against losses incurred by the Company to the extent such losses are due to the negligence or bad faith of the Depositary.

  Prior to the issue, registration, registration of transfer, split-up or combination of any ADR, the delivery of any distribution in respect thereof, or, subject to the terms and conditions of the Deposit Agreement, the withdrawal of any Deposited Securities, the Company, the Depositary or the Custodian may require: (a) payment with respect thereto of (i) any stock transfer or other tax or other governmental charge, (ii) any stock transfer or registration fees in effect for the registration of transfers of Ordinary Shares or other Deposited Securities upon any applicable register, and (iii) any applicable charges as provided in the Deposit Agreement; (b) the production of proof satisfactory to it of (i) the identity and genuineness of any signature and (ii) such other information, including without limitation, information as to citizenship, residence, exchange control approval, beneficial ownership of any securities, compliance with applicable law (including, but not limited to evidence of compliance with the Corporations Law, the Banking (Foreign Exchange) Regulations or the Foreign Acquisitions and Takeovers Act 1975 of Australia), regulations, provisions of or governing Deposited Securities and terms of the Deposit Agreement and the ADRs, as it may deem necessary or proper; and (c) compliance with such regulations as the Depositary may establish consistent with the Deposit Agreement. The issuance of ADRs, the acceptance of deposits of Ordinary Shares, the registration, registration of transfer, split-up or combination of ADRs or, subject to the terms of the Deposit Agreement, the withdrawal of Deposited Securities may be suspended, generally or in particular instances, when the ADR Register or any register for Deposited Securities is closed or when any such action is deemed advisable by the Depositary or the Company.

GOVERNING LAW

  The Deposit Agreement is governed by and shall be construed in accordance with the laws of the State of New York.

MORGAN GUARANTY TRUST COMPANY OF NEW YORK

  The Depositary is Morgan Guaranty Trust Company of New York, a New York banking corporation, which has its principal office located in New York, New York. Morgan Guaranty Trust Company of New York is a commercial bank offering a wide range of banking and trust services to its customers in the New York metropolitan area, throughout the United States and around the world.

  The Consolidated Balance Sheets of J.P. Morgan & Co. Incorporated ("J.P. Morgan"), the parent corporation of Morgan Guaranty Trust Company of New York, are set forth in its most recent Annual Report and Form 10-Q. The Annual Report, Form 10-K and Form 10-Q of J.P. Morgan are on file with the Commission.

  The Articles of Association of Morgan Guaranty Trust Company of New York and By-Laws together with the annual report, Form 10-K and Form 10-Q of J.P. Morgan will be available for inspection at the Principal New York Office of the Depositary. J.P. Morgan Securities Inc., a co-managing underwriter in the Company's IPO consummated in November 1997, is an affiliate of Morgan Guaranty Trust Company.

                          CERTAIN TAX CONSIDERATIONS

  Following are, under the caption "Certain Tax Considerations--Australian Taxation," the opinion of Freehill, Hollingdale & Page as to the material Australian tax consequences and, under the caption "Certain Tax Considerations--United States Taxation," the opinion of Brobeck, Phleger & Harrison LLP as to the material U.S. Federal income tax consequences of the acquisition, ownership and disposition of Ordinary Shares or Resale ADSs by U.S. Holders (as defined below). These opinions do not deal with the tax consequences to U.S. Holders who carry on a business in Australia through a permanent establishment. For purposes of these opinions, "U.S. Holder" means a beneficial owner of Ordinary Shares or Resale ADSs that (i) for U.S. federal income tax purposes is a U.S. resident, a U.S. citizen, a domestic corporation, a domestic partnership, or a non-foreign estate or trust and (ii) does not own directly, indirectly or constructively 10% or more of the voting stock of the Company ("10% U.S. Shareholder"). These opinions do not purport to be a complete technical analysis or listing of all potential tax effects to holders of Ordinary Shares or Resale ADSs. Except as otherwise noted, the statements of Australian and U.S. tax laws set forth below are based on the laws in force as of the date of this Prospectus, including the bilateral taxation convention between Australia and the United States (the "Treaty"), and are subject to any changes in Australian and U.S. law occurring after such date. No arrangements exist or are proposed under which the Company will assume liability for, or reimburse to shareholders, any tax that the Company may withhold in respect of dividends in accordance with tax legislation. Purchasers of Resale ADSs or Ordinary Shares should consult their tax advisors concerning the Australian tax and U.S. Federal income tax consequences of their ownership of the Resale ADSs or Ordinary Shares. Further, purchasers who are residents of jurisdictions other than the United States should consult their tax advisors as to the tax consequences of investing in the Resale ADSs or Ordinary Shares under the laws of their jurisdictions of residence.

  These opinions represent only the best judgment of Freehill, Hollingdale & Page and Brobeck, Phleger & Harrison LLP regarding the application of Australian tax laws and United States Federal income tax laws under the Internal Revenue Code of 1986, as amended (the "Code"), respectively, as well as existing judicial decisions, administrative regulations and published rulings and procedures in the respective jurisdictions. These opinions are not binding upon the relevant Australian taxation authorities or the Internal Revenue Service, as applicable, or the courts in the respective jurisdictions, and there is no assurance that the relevant Australian taxation authorities or the Internal Revenue Service, as the case may be, will not successfully assert contrary positions. Furthermore, no assurance can be given that future legislative, judicial decisions or administrative changes, applicable either on a prospective or retroactive basis, might not materially alter these opinions.

AUSTRALIAN TAXATION

  The following is the opinion of Freehill, Hollingdale & Page, as to the material Australian tax consequences to U.S. Holders of the acquisition, ownership and disposition of Resale ADSs and Ordinary Shares.

  Dividends. Fully franked dividends (i.e., dividends paid out of the Company's profits which have been subject to Australian income tax at the maximum corporate tax rate) which are paid to shareholders who are not residents of Australia will not be subject to Australian income or Australian withholding taxes. Unfranked dividends (i.e., dividends that are paid out of profits that have not been subject to Australian income tax) are subject to Australian withholding tax when paid to shareholders who are non-residents of Australia. In the event the Company pays partially franked dividends, shareholders will be subject to withholding tax on the unfranked portion. Pursuant to the Treaty, the withholding tax imposed on dividends paid by the Company to a U.S. resident is limited to 15%.

  Dividends which are paid to the Company by a U.S. subsidiary out of the trading profits of that subsidiary will give rise to a credit in the Company's "foreign dividend account" ("FDA"). Where the Company has a credit balance in its FDA and makes a written FDA declaration specifying that all or a portion of an unfranked dividend to be paid by the Company is an FDA dividend, the amount so specified will be exempt from Australian withholding tax. The payment of an FDA dividend gives rise to a debit in the Company's FDA account.

  Sales of Resale ADSs or Ordinary Shares. Nonresidents of Australia who do not hold and have not at any time in the five years preceding the date of disposal held (for their own account or together with associates) 10% or more of the issued share capital of a public Australian company are not liable for Australian capital gains tax on the disposal of shares or Resale ADSs of such company.

  Nonresidents of Australia are subject to Australian capital gains tax on the disposal of shares or Resale ADSs of a private Australian company where the disposal consideration exceeds the cost base (indexed for inflation where the shares or Resale ADSs are held for 12 months or more). The rate of Australian tax on taxable capital gains realized by nonresidents of Australia is 36% for companies. For individuals, the rate of tax increases from 29% to a maximum of 47%. Nonresidents of Australia who are subject to Australian tax on capital gains made on the disposal of shares or Resale ADSs are required to file an Australian income tax return for the year in which the disposal occurs.

  A company listed on a stock exchange (a "Listed Company") will be treated as a private company in respect of a fiscal year for Australian tax purposes if it is closely held (i.e. at any time during that fiscal year, not less than 75% of the paid up capital of the Company, voting power or dividend rights is held by 20 or fewer persons), unless the Australian Commissioner of Taxation (the "Commissioner"), pursuant to the discretion granted to him, rules that such company will be treated as a public company for such fiscal year. As the Resale ADSs are listed for quotation on The Nasdaq National Market, the Company will be deemed a Listed Company.

  On July 9, 1997, the Commissioner ruled that the Company will be treated as a public company for Australian tax purposes for the year ending January 31, 1998. Such ruling is based on the Company's expectation that it will not be closely held at any time after the Offering. However, because the ownership of the Company must be continuously monitored, Freehill Hollingdale & Page gives no assurance that the Company will not become closely held.

  Non-residents who are securities dealers or in whose hands a profit on disposal of Resale ADSs or Ordinary Shares is regarded as ordinary income and not as a capital gain (such Resale ADSs and Ordinary Shares are referred to as "revenue assets") will be subject to Australian income tax on Australian source profits arising on the disposal of the Resale ADSs or Ordinary Shares, unless such profits are exempt from Australian tax under the Treaty. Freehill Hollingdale & Page expresses no opinion as to whether the Resale ADSs or Ordinary Shares are revenue assets because such a conclusion depends on the particular facts and circumstances of the individual investor concerned. Prospective investors should consult their own tax advisors in this regard.

  Pursuant to the Treaty, capital gains or profits arising on the disposal of Resale ADSs or Ordinary Shares which constitute "business profits" of an enterprise carried on by a resident of the United States who does not carry on business in Australia through a permanent establishment to which such gains or profits are attributable are exempt from Australian tax. The term "business profits" is not defined in the Treaty and thus its meaning in the present context is that which the term has under Australian tax law. The Australian Courts have held that the term business profits is not confined to profits derived from the carrying on of a business but must embrace any profit of a business nature or commercial character. The term "permanent establishment" is defined in the Treaty to mean a fixed place of business through which an enterprise is carried on and includes an Australian branch of the non-resident and an agent (other than an agent of independent status) who is authorized to conclude contracts on behalf of the non-resident and habitually exercises that authority in Australia. Any capital gains or profits derived by a resident of the United States from the disposal of the Resale ADSs or Ordinary Shares held as revenue assets (including gains derived by a securities dealer) will constitute business profits under the Treaty and, thus be exempt from Australian tax, provided that such holder does not carry on business in Australia through a permanent establishment to which such gains or profits are attributable.

  Non-residents with no taxable capital gains or income from sources in Australia other than dividends with respect to the Ordinary Shares or Resale ADSs are not required to file an Australian income tax return.

  Stamp Duty. Under the law as it currently stands, stamp duty is imposed in the Australian Capital Territory on any transfer of shares in a company incorporated in the Australian Capital Territory and will be payable on the transfer of Ordinary Shares in the Company. In the absence of a relevant exemption, duty will be payable on the transfer of Ordinary Shares in the Company at the rate of A$0.60 for each A$100.00 of the higher of the consideration paid or payable to acquire the Ordinary Shares or unencumbered value of the Ordinary Shares. That duty is payable by the transferee. Freehill Hollingdale & Page expresses no opinion regarding the availability of any exemption from stamp duty, since the availability of exemptions depends upon the particular circumstances surrounding each transaction.

  Technically, duty at the same rate as applies to the transfer of Ordinary Shares in the Company may apply to transfers of ADRs or ADSs relating to Ordinary Shares. However, based on recent discussions with the Australian Capital Territory revenue authorities, it is understood that the authorities do not consider it appropriate for duty to be charged on transfers of ADRs or ADSs to foreign residents. A specific exemption is not provided under current Australian Capital Territory stamp duties laws but is expected to be introduced later this year. Freehill, Hollingdale & Page expresses no opinion regarding the availability of any one of the proposed exemptions from stamp duty, since the availability of any one of the exemptions from stamp duty depends upon the terms of the legislation once introduced and the particular circumstances of each transaction.

REPRESENTATIONS BY THE COMPANY

  The following are representations made by the directors of the Company and have been relied upon by Freehill Hollingdale & Page in rendering their opinion set forth under the caption "Certain Tax Considerations--Australian Taxation."

  The Company anticipates that all dividends, if any, to be paid in the foreseeable future will be fully franked. Dividend statements will be sent to all Ordinary Shareholders which indicate the extent to which dividends are franked and the amount of any tax withheld.

  On July 9, 1997, the Australian Commissioner of Taxation (the "Commissioner") ruled that the Company will be treated as a public company for Australian tax purposes. The significance of this treatment for Australian tax purposes is addressed in the opinion of Freehill Hollingdale & Page set forth under the caption "Certain Tax Considerations--Australian Taxation." The Commissioner's ruling is based on the Company's expectation that it will not be closely held after the offering (i.e. it will not be the case that 20 or fewer persons hold 75% or more of the paid up capital of the Company, its voting power or dividend rights).

  The Company is not currently, and does not expect that, in subsequent years, it will become closely held, and therefore, expects that it will continue to be a public company for Australian tax purposes. However, because the ownership of the Company must be continuously monitored, there can be no assurance that the Company will not become closely held. The Company will monitor its share register and, if the need arises, seek a further exercise of the Commissioner's discretion. The Company will notify its shareholders in the event the Company is unsuccessful in maintaining its status as a public company.

UNITED STATES TAXATION

  The following is the opinion of Brobeck, Phleger & Harrison LLP as to the material U.S. Federal income tax consequences to U.S. Holders of the acquisition, ownership and disposition of the Resale ADSs and Ordinary Shares.

  Holders of Resale ADSs Deemed to be Owners of Ordinary Shares. For purposes of the Code, a U.S. Holder of Resale ADSs will be treated as the owner of the underlying Ordinary Shares represented by such Resale ADSs. Exchanges, deposits and withdrawals of Ordinary Shares for Resale ADSs or Resale ADSs for Ordinary Shares by a U.S. Holder will not result in recognition of gain or loss for U.S. Federal income tax purposes.

  Cash Dividends. Distributions (other than a mere pro rata distribution of Ordinary Shares) made by the Company with respect to the Ordinary Shares, including Ordinary Shares represented by Resale ADSs (including the amount of any Australian taxes withheld therefrom), will be includable in the gross income of a U.S. Holder as dividend income from a source other than within the United States to the extent of current or accumulated earnings and profits of the Company. Such dividends will not be eligible for the dividends received deduction otherwise allowed to corporations. To the extent, if any, that the amount of any such distribution exceeds the Company's current and accumulated earnings and profits, it will be treated first as a tax-free return of the U.S. Holder's tax basis in its Resale ADSs to the extent thereof, and then, to the extent in excess of such tax basis, as capital gain. Dividends paid in Australian dollars will be includable in income in a U.S. dollar amount based on the prevailing U.S. dollar-Australian dollar exchange rate on the date of receipt by the Depositary or the date of receipt by the U.S. Holder of Ordinary Shares, whether or not the payment is converted into U.S. dollars at that time. Any gain or loss recognized upon a subsequent sale or conversion of the Australian dollars will be U.S. source ordinary income or loss. Any Australian tax withheld from a dividend will be treated as a foreign tax creditable (subject to the limitations discussed below) against the U.S. Federal income tax liability of the U.S. Holder. Amounts creditable against U.S. tax are permitted, at the election of the U.S. Holder, to be deducted. Under the Code, the amount of foreign tax eligible for credit against the U.S. Federal income tax liability of a U.S. Holder is limited to the amount of U.S. tax attributable to the U.S. Holder's taxable income from sources other than within the United States (such limitation, the "Overall Limitation"). For purposes of computing the Overall Limitation, the amount of foreign tax eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends paid by the Company will be "passive income" or, in the case of certain holders, "financial services income." Because the ability of a U.S. Holder to credit foreign taxes against such U.S. Holder's U.S. Federal income tax liability depends on such U.S. Holder's particular circumstances, Brobeck, Phleger & Harrison LLP expresses no opinion as to the availability of such a credit. Prospective investors must consult their own tax advisors in this regard.

  Sale of Resale ADSs or Ordinary Shares. Upon a sale or exchange of Resale ADSs or Ordinary Shares, a U.S. Holder will recognize gain or loss equal to the difference between the amount realized upon the disposition and such holder's adjusted tax basis in the Resale ADSs or Ordinary Shares. Such gain or loss will be a capital gain or loss if the holder has held his Resale ADSs or Ordinary Shares as capital assets. Capital gains recognized on the sale or exchange by individuals of capital assets are subject to a 20% maximum tax rate if the capital assets have been held for more than one year. Capital losses may only be deducted to the extent of capital gains, except that individuals may deduct up to $3,000 of net capital losses against ordinary income. Because the ability of U.S. Holders to deduct capital losses depends on each U.S. Holder's particular circumstances, Brobeck, Phleger & Harrison LLP expresses no opinion as to the availability of such deduction. Prospective investors must consult their own tax advisors in this regard.

  No Australian Tax is imposed on the capital gains of a U.S. Holder arising from the sale or exchange of Resale ADSs or Ordinary Shares provided that the Company continues to be treated as a public company for Australian tax purposes. See "--Australian Taxation--Sales of Resale ADSs or Ordinary Shares." In the event that the Company is not treated as a public company and, consequently, Australian tax is imposed on the sale or exchange of Resale ADSs or Ordinary Shares, U.S. Holders should consult their own tax advisors with respect to their ability to credit such tax against their U.S. federal income taxes. Because the ability of a U.S. Holder to credit foreign taxes against such U.S. Holder's U.S. Federal income tax liability depends on such U.S. Holder's particular circumstances, Brobeck, Phleger & Harrison LLP expresses no opinion as to the availability of such a credit. Prospective investors must consult their own tax advisors in this regard.

  Passive Foreign Investment Company. A Passive Foreign Investment Company ("PFIC") is a foreign corporation in which either (1) 75% or more of its gross income in a tax year is passive or (2) at least 50% of the average percentage of its assets (by value or, if the corporation so elects, by adjusted tax basis) produce or are held for the production of passive income. As of the date of this Prospectus, the Company is not a PFIC. If the Company becomes a PFIC, the U.S. Federal income tax consequences to a U.S. Holder of the purchase, ownership, disposition or deemed disposition of Resale ADSs will change significantly from the consequences presented in this discussion. Because the determination of PFIC status in the future will be based upon annual determinations of the composition of the income and assets of the Company, Brobeck, Phleger & Harrison LLP expresses no opinion as to whether the Company will become a PFIC in the future and no opinion as to the material U.S. Federal income tax consequences to U.S. Holders that would result if the Company were to become a PFIC in the future.

                        SHARES ELIGIBLE FOR FUTURE SALE

  In November 1997, the Company registered, issued and sold 1,700,000 ADSs (each representing one Ordinary Share of the Company) at a price of US$11.00 per share, for an aggregate offering amount of approximately US$18.7 million, including 1,500,000 ADSs sold by the Company for an aggregate offering amount of approximately US$16.5 million and 200,000 ADSs registered for the selling securityholders, at $11.00 per share for an aggregate offering amount of US$2.2 million. The ADSs were registered on a Form F-1 registration statement, file number 333-37259, with the Securities and Exchange Commission, which registration statement became effective on November 3, 1997. The managing underwriters were J.P. Morgan & Co. and Warburg Australia. The Company did not receive any of the proceeds from the offering of ADSs on behalf of the selling securityholders in the IPO.

  As of September 8, 1998, there were outstanding options to purchase a total of 405,284 Ordinary Shares granted by the Company, of which 238,684 were held by directors and officers of the Company. These outstanding options were granted under both the Company's Executive Share Option Plan and the 1997 Share Option Plan. There were no other warrants or rights to purchase the Company's Ordinary Shares outstanding as of September 8, 1998. None of these options is presently exercisable, nor will any become exercisable within the next sixty (60) days. The Company may in the future issue these or other equity or equity derivative securities. See "Management--1997 Share Option Plan" and "Management--Executive Share Option Plan."

  Upon effectiveness of the Registration Statement of which this Prospectus is a part, assuming no exercise of outstanding stock options after September 8,1998, the Company will have 4,541,652 Ordinary Shares outstanding (including those represented by the ADSs). Substantially all of such Ordinary Shares will be freely tradable without further registration under the Securities Act, subject to compliance with Rule 144.

  In general, under Rule 144, as in effect on the date of this Prospectus, an affiliate of the Company, or person (or persons whose shares are aggregated) who has beneficially owned restricted shares for at least one year, will be entitled to sell in any three-month period commencing at least 90 days after the date of this Prospectus a number of shares that does not exceed the greater of (i) 1% of the then outstanding Ordinary Shares (approximately 45,416 shares as of September 8, 1998) or (ii) the average weekly trading volume of the Company's Ordinary Shares (as represented by ADSs) on Nasdaq during the four calendar weeks immediately preceding the date on which notice of the sale is filed with the SEC. Sales pursuant to Rule 144 are subject to certain requirements relating to manner of sale, notice and availability of current public information about the Company. In addition, affiliates of the Company must comply with the restrictions and requirements of Rule 144, other than the one-year holding period requirement, in order to sell Ordinary Shares which are not "restricted securities" (such as Ordinary Shares acquired by affiliates in the public markets). A person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of the Company at any time during the 90 days immediately preceding the sale and who has beneficially owned restricted shares for at least two years is entitled to sell such shares immediately following the consummation of the Offering pursuant to Rule 144(k) without regard to the limitations described in this paragraph. For purposes of calculating the holding periods under Rule 144, the holders of Ordinary Shares issued upon conversion of Convertible Notes are deemed to have acquired their Ordinary Shares when they acquired their Convertible Notes.

                             PLAN OF DISTRIBUTION

  The Company will not receive proceeds from the sale of Resale ADSs in this Offering. The Resale ADSs offered hereby may be sold by the Selling Shareholders from time to time in transactions on Nasdaq, in negotiated transactions, or a combination of such methods of sale, at fixed prices which may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices or at negotiated prices. The Selling Shareholders may effect such transactions by selling the Resale ADSs to or through broker-dealers, and such broker-dealers may receive compensation in the form of discounts, concessions or commissions from the Selling Shareholders and/or the purchasers of the Resale ADSs for whom such broker-dealers may act as agents or to whom they sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

  In order to comply with the securities laws of certain states, if applicable, the Resale ADSs will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the Resale ADSs may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

  The Selling Shareholders and any broker-dealers or agents that participate with the Selling Shareholders in the distribution of the Resale ADSs may be deemed to be "underwriters" within the meaning of the Securities Act, and any commissions received by them and any profit on the resale of the Resale ADSs purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

  The Company has advised the Selling Shareholders that, during such time as they may be engaged in a distribution of the Ordinary Shares included herein, they must comply with the applicable provisions under Regulation M under the Exchange Act, ("Regulation M") and, in connection therewith, the Selling Shareholders may not engage in any stabilization activity in connection with any securities of the Company, that they must furnish copies of this Prospectus to each broker-dealer through which the Ordinary Shares included herein may be offered, and that they may not bid for or purchase any securities of the Company or attempt to induce any person to purchase any securities of the Company except as permitted under Regulation M. The Selling Shareholders have also agreed to inform the Company and broker-dealers through whom sales may be made hereunder when the distribution of the shares is completed.

  Rules 102 and 103 under Regulation M prohibit participants in a distribution from bidding for or purchasing any of the securities that are the subject of the distribution for an account in which the participant has a beneficial interest. Rule 104 under Regulation M governs bids and purchases made to stabilize the price of a security in connection with a distribution of the security.

  A total of 997,926 of the Resale ADSs were originally issued upon conversion of the Convertible Notes in connection with the Company's IPO, the Convertible Notes having been issued in offshore transactions not required to be registered under the Securities Act. In connection with the conversion of all of the Convertible Notes upon consummation of the Company's IPO, the Company contractually agreed to register under the Securities Act these Ordinary Shares on behalf of the Selling Shareholders. A total of 46,919 of the Resale ADSs are being registered voluntarily by the Company hereby and were also originally issued by the Company in offshore transactions, not required to be registered under the Securities Act. The Company has agreed to pay all fees and expenses incident to the filing of this Registration Statement, including fees of the Company's counsel relating to Selling Shareholder issues, other than underwriting discounts and commissions.

                                 LEGAL MATTERS

  The validity of the ADSs offered hereby under Australian law and certain Australian tax matters will be passed upon for the Company and the Selling Shareholders by Freehill, Hollingdale & Page, Solicitors & Attorneys, Sydney, Australia. Certain legal matters relating to the ADSs will be passed upon by Brobeck, Phleger & Harrison LLP, Palo Alto, California, special U.S. counsel for the Company and the Selling Shareholders.

                                    EXPERTS

  The Consolidated Balance Sheet of the Company as of June 30, 1996 and the Consolidated Statements of Operations, Shareholders' Equity and Cash Flows for each of the two years in the period ended June 30, 1996 included herein have been audited by Horwath & Horwath, independent public accountants, as indicated in their report with respect thereto, and are included in the Registration Statement of which this Prospectus is a part in reliance upon the authority of said firm as experts in auditing and accounting. The Consolidated Balance Sheets of the Company as of June 30, 1993, 1994 and 1995 and the Consolidated Statements of Operations, Shareholders' Equity and Cash Flows for each of the two years in the period ended June 30, 1994 have been audited by Horwath & Horwath and are not included herein.

  The Consolidated Financial Statements of Barbeques Galore Limited and subsidiaries as of January 31, 1998 and January 31, 1997 and for the twelve-month period ended January 31, 1998 and the seven-month period ended January 31, 1997 have been included herein in reliance upon the report of KPMG, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. With respect to the unaudited interim financial information for the annual periods ended January 31, 1995, 1996 and 1997 included in the Registration Statement of which this Prospectus is a part, KPMG has reported that they applied limited procedures in accordance with professional standards for a review of such information. However, their separate report (included in the Registration Statement of which this Prospectus is a part) states that they did not audit and they do not express an opinion on this interim financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. The accountants are not subject to the liability provisions of Section 11 of the Securities Act for their report on the unaudited interim financial information because that report is not a "report" or a "part" of the Registration Statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of the Securities Act.

                             INDEX TO DEFINED TERMS

      DEFINED TERM                              LOCATION
      ------------                              --------
 10% U.S. Shareholder   "Certain Tax Considerations"
 1997 Plan              "Management--1997 Share Option Plan"
 ADRs                   Cover Page
 ADSs                   Cover Page
 ANZ                    "Use of Proceeds"
 ANZ Facility           "Dividend Policy"
 Articles               "Risk Factors--Restrictions on Foreign Ownership;
                        Antitakeover Restrictions"
 ASE                    "Dividend Policy"
 Barbeques Galore       Cover Page
 Bosmana                "Principal Shareholders"--Note 3 to Table
 Bromic                 "Risk Factors--Risks Associated with International
                        Operations; Dependence on Significant Vendors and
                        Suppliers"
 Capital Reduction      "Certain Transactions--Recent Delisting Transaction"
 Cash                   "Description of American Depositary Receipts--
                        Distributions on Deposited Securities"
 Code                   "Certain Tax Considerations--United States Taxation--
                        Holders of ADSs Deemed to be Owners of Ordinary Shares"
 Commission             "Available Information"
 Commissioner           "Certain Tax Considerations--Australian Taxation"
 Company                Cover Page
 Convertible Notes      Cover Page
 Custodian              "Description of American Depositary Receipts"
 Delivery Order         "Description of American Depositary Receipts--Deposit,
                        Transfer and Withdrawal"
 Deposit Agreement      "Description of American Depositary Receipts"
 Depositary             "Description of American Depositary Receipts"
 Deposited Securities   "Description of American Depositary Receipts"
 Entity Optionee        "Management--Executive Share Option Plan"
 Exchange Act           "Available Information"
 Expiry Date            "Management--Executive Share Option Plan"
 EPS                    "Management's Discussion and Analysis of Financial
                        Condition and Results of Operations--New Pronouncements
                        by Financial Accounting Standards Board"
 Executive Plan         "Management--Executive Share Option Plan"
 Expiration Date        "Certain Tax Considerations--Australian Taxation"
 Galore USA             "Management's Discussion and Analysis of Financial
                        Condition and Results of Operations--Liquidity and
                        Capital Resources"
 Geblon                 "Principal Shareholders"--Note 2 to Table
 GLG Taiwan             "Business--Manufacturing"
 Holders                "Description of American Depositary Receipts"
 Horan's Steel          "Risk Factors--Risks Associated with International
                        Operations; Dependence on Significant Vendors and
                        Suppliers"
 JDA                    "Risk Factors"
 J.P. Morgan            "Description of American Depositary Receipts--Morgan
                        Guaranty Trust Company of New York"
 Listed Company         "Certain Tax Considerations--Australian Taxation"
 Merrill Lynch          "Use of Proceeds"
 Merrill Lynch Facility "Dividend Policy"
 Nasdaq                 Cover page
 Noon Buying Rate       "Financial Statement Presentation"

        DEFINED TERM                              LOCATION
        ------------                              --------
 Noteholders                 "Management's Discussion and Analysis of Financial
                             Condition and Results of Operations--Overview"
 Offering                    Cover Page
 Optics                      "Risk Factors--Implementation of Growth Strategy"
 Options                     "Risk Factors--Shares Eligible for Future Sale"
 Ordinary Share              Cover Page
 Ordinary Share Distribution "Description of American Depositary Receipts--
                             Distributions on Deposited Securities"
 Other Distributions         "Description of American Depositary Receipts--
                             Distributions on Deposited Securities"
 Overall Limitation          "Certain Tax Considerations--United States
                             Taxation--Cash Dividends"
 Ownership Test              "Certain Tax Considerations--Australian Taxation--
                             Sales of ADSs or Ordinary Shares"
 PFIC                        "Certain Tax Considerations--United States
                             Taxation--Passive Foreign Investment Company"
 POS                         "Business--Store Operations"
 Pre-released ADRs           "Description of American Depositary Receipts--
                             Deposit, Transfer and Withdrawal"
 Pricotech                   "Business--Wholesale Operations"
 Principal New York Office   "Description of American Depositary Receipts"
 Prospectus                  Cover Page
 Rebel                       "Management--Executive Officers, Directors and Key
                             Employees"
 Registration Statement      "Enforceability of Civil Liabilities Under the
                             Federal Securities Laws"
 Regulation M                "Plan of Distribution"
 Related Franchisors         "Certain Transactions--Transactions Involving
                             Principal Shareholders"
 Reverse Share Split         "Prospectus Summary"
 Revolving Line              "Management's Discussion and Analysis--Liquidity
                             and Capital Resources"
 Rights                      "Description of American Depositary Receipts--
                             Distributions on Deposited Securities"
 Rule 144                    "Risk Factors--Shares Eligible for Future Sale"
 Sarwill                     "Principal Shareholders"--Note 4 to Table
 Securities Act              Cover Page
 Selling Shareholders        Cover Page
 SFAS                        "Management's Discussion and Analysis of Financial
                             Condition and Results of Operations--New
                             Pronouncements by Financial Accounting Standards
                             Board"
 Standby Facility            "Management's Discussion and Analysis of Financial
                             Condition and Results of Operations--Liquidity and
                             Capital Resources"
 Takeovers Act               "Risk Factors--Restrictions on Foreign Ownership;
                             Antitakeover Restrictions"
 Term Loan                   "Management's Discussion and Analysis of Financial
                             Condition and Results of Operations--Liquidity and
                             Capital Resources"
 Transfer Office             "Description of American Depositary Receipts--
                             Deposit, Transfer and Withdrawal"
 Treaty                      "Certain Tax Considerations"
 U.S. GAAP                   "Available Information"
 U.S. Holder                 "Certain Tax Considerations"
 Warburg Australia           "Management's Discussion and Analysis of Financial
                             Condition and Results of Operations--Liquidity and
                             Capital Resources"
 Wispjune                    "Principal Shareholders"--Note 3 to Table

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                            PAGE
                                                                            ----
Independent Auditors' Reports.............................................. F-2
Consolidated Balance Sheets................................................ F-4
Consolidated Statements of Operations...................................... F-5
Consolidated Statements of Shareholders' Equity............................ F-6
Consolidated Statements of Cash Flows...................................... F-7
Notes to Consolidated Financial Statements................................. F-8

                         INDEPENDENT AUDITORS' REPORTS

The Board of Directors and Shareholders
Barbeques Galore Limited

  We have audited the accompanying consolidated balance sheets of Barbeques Galore Limited and subsidiaries as of January 31, 1998 and 1997 and the related consolidated statements of operations, shareholders' equity and cash flows for the year ended January 31, 1998 and the seven months ended January 31, 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

  We conducted our audits in accordance with auditing standards generally accepted in Australia, the registrant's local standards, which are substantially equivalent to auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Barbeques Galore Limited and subsidiaries as of January 31, 1998 and January 31, 1997 and the results of their operations and their cash flows for the years ended January 31, 1998 and seven months ended January 31, 1997 in conformity with generally accepted accounting principles in the United States.

/s/ KPMG
KPMG

April 10, 1998 Sydney, Australia

The Board of Directors and Shareholders
Barbeques Galore Limited

SCOPE

  We have audited the accompanying consolidated financial statements of Barbeques Galore Limited and subsidiaries incorporating the consolidated balance sheet as of June 30, 1996, and consolidated statements of operations, shareholders' equity and cash flows for the years ended June 30, 1996 and June 30, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with auditing standards generally accepted in Australia, that are substantially equivalent to auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

AUDIT OPINION

  In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Barbeques Galore Limited and subsidiaries as of June 30, 1996, and the results of their operations and their cash flows for the years ended June 30, 1996 and June 30, 1995, in conformity with generally accepted accounting principles in the United States.

                                         /s/ Horwath Sydney Partnership
                                         HORWATH SYDNEY PARTNERSHIP

August 8, 1997 Sydney, Australia

                   BARBEQUES GALORE LIMITED AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                          JUNE 30,  JANUARY 31, JANUARY 31, JANUARY 31,  JULY 31,    JULY 31,
                            1996       1997        1998        1998        1997        1998
                          --------  ----------- ----------- ----------- ----------- -----------
                                                               (US$)    (UNAUDITED) (UNAUDITED)
                                   (IN A$THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
ASSETS
Current assets:
 Cash and cash
  equivalents...........  $    26     $    30     $   166     $   111     $    33    $     50
 Accounts receivable,
  net...................    7,835       7,350       9,862       6,601       7,219       8,960
 Receivables from
  affiliates............      119         362         143          96         229         --
 Inventories............   36,933      33,928      43,030      28,800      42,414      56,412
 Deferred income
  taxes.................    1,113       2,472       2,031       1,359       3,233       2,324
 Prepaid expenses and
  other current
  assets................      742       1,131       1,079         722       2,297       1,873
                          -------     -------     -------     -------     -------    --------
   Total current
    assets..............   46,768      45,273      56,311      37,689      55,425      69,619
Non-current assets:
 Receivables from
  affiliates............      697         696         642         430         667         792
 Property, plant and
  equipment, net........   16,457      18,348      21,038      14,081      18,836      30,162
 Goodwill, net..........      628       1,476       1,507       1,009       1,432       1,462
 Deferred income
  taxes.................      841         871       1,194         799         823       1,367
 Other non-current
  assets................    1,171       1,306       1,382         925       1,581       1,444
                          -------     -------     -------     -------     -------    --------
   Total assets.........  $66,562     $67,970     $82,074     $54,933     $78,764    $104,846
                          =======     =======     =======     =======     =======    ========
LIABILITIES AND
 SHAREHOLDERS' EQUITY
Current liabilities:
 Bank overdraft.........  $ 1,445     $ 1,826     $   --      $   --      $ 6,184    $  4,949
 Accounts payable and
  accrued liabilities...   14,388      13,693      16,648      11,143      17,578      20,532
 Payables to related
  parties...............      942       1,231         --          --          --           53
 Payables to
  affiliates............      --          --          --          --          --          381
 Current maturities of
  long-term debt........    3,848       2,964         198         133         --          103
 Current portion of
  obligations under
  capital leases........      999       1,395       1,729       1,157       1,533       2,023
 Income taxes payable...      436       1,612         819         548         --          --
                          -------     -------     -------     -------     -------    --------
   Total current
    liabilities.........   22,058      22,721      19,394      12,981      25,295      28,041
Non-current liabilities:
 Long-term debt.........   12,772      20,718      14,716       9,849      30,312      26,115
 Convertible notes......      --       10,042         --          --       10,042         --
 Obligations under
  capital leases,
  excluding current
  portion...............    3,047       3,516       3,405       2,279       3,302       4,684
 Other long-term
  liabilities...........      868         808         632         423         853         908
                          -------     -------     -------     -------     -------    --------
   Total liabilities....   38,745      57,805      38,147      25,532      69,804      59,748
                          -------     -------     -------     -------     -------    --------
Shareholders' equity:
 Ordinary shares,
  A$3.64 par value;
  authorized 27,437,853
  shares................   16,220       6,720      16,532      11,065       6,720      16,532
 Additional paid-in
  capital...............   14,113       4,613      24,554      16,434       4,613      24,204
 Foreign currency
  translation
  adjustment............        3         200       1,177         788         380       2,209
 Retained earnings
  (deficit).............   (2,519)     (1,368)      1,664       1,114      (2,753)      2,153
                          -------     -------     -------     -------     -------    --------
   Total shareholders'
    equity..............   27,817      10,165      43,927      29,401       8,960      45,098
                          -------     -------     -------     -------     -------    --------
   Total liabilities and
    shareholders'
    equity..............  $66,562     $67,970     $82,074     $54,933     $78,764    $104,846
                          =======     =======     =======     =======     =======    ========

          See accompanying notes to consolidated financial statements.

                   BARBEQUES GALORE LIMITED AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                 7 MONTHS    12 MONTHS                           6 MONTHS    6 MONTHS
                          YEAR ENDED YEAR ENDED    ENDED       ENDED    YEAR ENDED  YEAR ENDED     ENDED       ENDED
                           JUNE 30,   JUNE 30,  JANUARY 31, JANUARY 31, JANUARY 31, JANUARY 31,  JULY 31,    JULY 31,
                             1995       1996       1997        1997        1998        1998        1997        1998
                          ---------- ---------- ----------- ----------- ----------- ----------- ----------- -----------
                                                            (UNAUDITED)                (US$)    (UNAUDITED) (UNAUDITED)
                                               (IN A$ THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
Net sales...............   $138,057   $141,691    $98,752    $148,369    $179,325    $131,266     $70,394     $91,177
Cost of goods sold,
 warehouse, distribution
 and occupancy costs....     92,290     98,158     67,955     103,324     122,072      89,357      48,420      61,609
                           --------   --------    -------    --------    --------    --------     -------     -------
Gross profit............     45,767     43,533     30,797      45,045      57,253      41,909      21,974      29,568
Selling, general, and
 administrative
 expenses...............     40,058     39,339     25,740      40,751      48,992      35,862      21,728      27,735
Store pre-opening
 costs..................         64        153        200         239         435         318         209         429
Relocation and closure
 costs..................        --         875        461       1,336          20          15         --           15
                           --------   --------    -------    --------    --------    --------     -------     -------
Operating income........      5,645      3,166      4,396       2,719       7,806       5,714          37       1,389
                           --------   --------    -------    --------    --------    --------     -------     -------
Equity in income of
 affiliates, net of
 tax....................        963        836        252         379         547         400         188         234
Interest expense........      2,230      2,262      1,593       2,236       3,334       2,440       1,760         834
Other expenses
 (income)...............        --      (2,303)     1,132       1,132         --          --          --          --
                           --------   --------    -------    --------    --------    --------     -------     -------
Income (loss) before
 income taxes...........      4,378      4,043      1,923        (270)      5,019       3,674      (1,535)        789
Income tax expense
 (benefit)..............        573         98        366        (822)      1,488       1,089        (649)        300
                           --------   --------    -------    --------    --------    --------     -------     -------
Net income (loss).......   $  3,805   $  3,945    $ 1,557    $    552    $  3,531    $  2,585     $  (886)    $   489
                           ========   ========    =======    ========    ========    ========     =======     =======
Earnings per share
 (A$ per share):
Basic earnings per
 share..................   $   0.86   $   0.89    $  0.38    $   0.13    $   1.43    $   1.05     $ (0.48)    $  0.11
                           ========   ========    =======    ========    ========    ========     =======     =======
Diluted earnings per
 share..................   $   0.86   $   0.89    $  0.38    $   0.13    $   1.18    $   0.86     $ (0.48)    $  0.11
                           ========   ========    =======    ========    ========    ========     =======     =======
Weighted average shares
 outstanding (in
 thousands).............      4,450      4,450      4,073       4,228       2,473       2,473       1,844       4,542
                           ========   ========    =======    ========    ========    ========     =======     =======

          See accompanying notes to consolidated financial statements.

                   BARBEQUES GALORE LIMITED AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                             FOREIGN
                                                ADDITIONAL  CURRENCY   RETAINED      TOTAL
                            SHARES    ORDINARY   PAID-IN   TRANSLATION EARNINGS  SHAREHOLDERS'
                          OUTSTANDING  SHARES    CAPITAL   ADJUSTMENT  (DEFICIT)    EQUITY
                          ----------- --------  ---------- ----------- --------- -------------
                                  (IN A$ THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
Balances at June 30,
 1994...................      4,451   $ 16,220   $ 14,113    $  468     $(6,416)   $ 24,385
Net income..............        --         --         --        --        3,805       3,805
Dividend of $0.4560 per
 share..................        --         --         --        --       (2,028)     (2,028)
Foreign currency
 translation
 adjustment.............        --         --         --        164         --          164
                            -------   --------   --------    ------     -------    --------
Balances at June 30,
 1995...................      4,451     16,220     14,113       632      (4,639)     26,326
Net income..............        --         --         --        --        3,945       3,945
Dividend of $0.1367 per
 share..................        --         --         --        --         (608)       (608)
Dividend of $0.2733 per
 share..................        --         --         --        --       (1,217)     (1,217)
Foreign currency
 translation
 adjustment.............        --         --         --       (629)        --         (629)
                            -------   --------   --------    ------     -------    --------
Balances at June 30,
 1996...................      4,451     16,220     14,113         3      (2,519)     27,817
Net income..............        --         --         --        --        1,557       1,557
Dividend of $0.0911 per
 share..................        --         --         --        --         (406)       (406)
Foreign currency
 translation
 adjustment.............        --         --         --        197         --          197
Repurchase of ordinary
 shares.................     (2,744)   (10,000)   (10,000)      --          --      (20,000)
Issuance of ordinary
 shares.................        137        500        500       --          --        1,000
                            -------   --------   --------    ------     -------    --------
Balances at January 31,
 1997...................      1,844      6,720      4,613       200      (1,368)     10,165
Net loss................        --         --         --        --         (886)       (886)
Foreign currency
 translation
 adjustment.............        --         --         --        180         --          180
Dividend of $0.2715 per
 share..................        --         --         --        --         (499)       (499)
                            -------   --------   --------    ------     -------    --------
Balance at July 31, 1997
 (unaudited)............      1,844      6,720      4,613       380      (2,753)      8,960
Net income..............        --         --         --        --        4,417       4,417
Foreign currency
 translation
 adjustment.............        --         --         --        797         --          797
Issuance of ordinary
 shares.................      1,500      5,460     18,149       --          --       23,609
Conversion of
 convertible notes......      1,198      4,360      5,682       --          --       10,042
Initial public offering
 (the "Offering")
 costs..................        --         --      (3,898)      --          --       (3,898)
Other...................        --          (8)         8       --          --          --
                            -------   --------   --------    ------     -------    --------
Balances at January 31,
 1998...................      4,542     16,532     24,554     1,177       1,664      43,927
                            -------   --------   --------    ------     -------    --------
Net income..............        --         --         --        --          489         489
Foreign currency
 translation
 adjustment.............        --         --         --      1,032         --        1,032
Offering costs..........        --         --        (350)      --          --         (350)
                            -------   --------   --------    ------     -------    --------
Balances at July 31,
 1998 (unaudited).......      4,542   $ 16,532   $ 24,204    $2,209     $ 2,153    $ 45,098
                            =======   ========   ========    ======     =======    ========

          See accompanying notes to consolidated financial statements.

                   BARBEQUES GALORE LIMITED AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                      YEAR ENDED  YEAR ENDED  7 MONTHS ENDED  12 MONTHS ENDED  YEAR ENDED   6 MONTHS ENDED 6 MONTHS ENDED
                       JUNE 30,    JUNE 30,    JANUARY 31,      JANUARY 31,    JANUARY 31,    JULY 31,        JULY 31,
                         1995        1996          1997            1997            1998          1997           1998
                      ----------- ----------- --------------- ---------------- ------------ -------------- ---------------
                                                                (UNAUDITED)                  (UNAUDITED)     (UNAUDITED)
                                                               (IN A$ THOUSANDS)
CASH FLOWS FROM
 OPERATING
 ACTIVITIES:
Net income (loss)...   $  3,805    $  3,945      $  1,557         $    552       $  3,531      $  (886)        $   489
Adjustments to
 reconcile net
 income to net cash
 provided by
 operating
 activities:
 Depreciation and
  amortization......      2,755       3,080         2,633            4,031          4,236        1,500           2,673
 Deferred income
  taxes.............       (365)       (536)       (1,389)          (1,794)           118         (713)           (459)
 Amounts set aside
  to provisions.....         70         270          (269)            (703)          (925)          67          (1,160)
 Gain on sale of
  affiliate.........        --       (2,303)          --               --             --           --              --
 Undistributed
  income of
  affiliates........          4         124          (252)              (6)          (219)        (231)            (13)
 Loss (gain) on sale
  of property, plant
  and equipment.....        250          76           663              707            (52)         (51)              1
 Debt issue costs...        --          --          1,132            1,132            --           --              --
 Changes in
  operating assets
  and liabilities:
 Receivables and
  prepaid expenses..     (1,959)        275          (421)           1,292         (2,316)        (786)             99
 Inventories........     (4,942)      1,547         3,219            3,039         (9,185)      (8,309)        (13,256)
 Other assets.......       (203)         (6)           (1)             (45)           (81)        (130)            (24)
 Accounts payable
  and accrued
  liabilities.......      2,326      (1,901)          332            2,425          3,755        1,075           4,980
                       --------    --------      --------         --------       --------      -------         -------
Net cash provided by
 (used in) operating
 activities.........      1,741       4,571         7,204           10,630         (1,138)      (8,464)         (6,670)
                       --------    --------      --------         --------       --------      -------         -------
CASH FLOWS FROM
 INVESTING
 ACTIVITIES:
Proceeds from sale
 of affiliate.......        --        2,222           173              173            --           --              --
Proceeds from sale
 of property, plant
 and equipment......        189          63            51               84            322           75              11
Capital
 expenditures.......     (2,242)     (4,609)       (3,201)          (6,602)        (5,000)      (1,565)         (8,618)
Loan repayments
 received...........        181       2,270           140              320            181           50              97
                       --------    --------      --------         --------       --------      -------         -------
Net cash (used in)
 investing
 activities.........     (1,872)        (54)       (2,837)          (6,025)        (4,497)      (1,440)         (8,510)
                       --------    --------      --------         --------       --------      -------         -------
CASH FLOWS FROM
 FINANCING
 ACTIVITIES:
Repayment of long-
 term debt..........    (19,305)    (12,661)       (4,304)          (4,711)       (34,111)      (6,389)         (8,997)
Proceeds from long-
 term debt..........     21,135       9,429        21,534           19,522         24,274       13,019          20,354
Debt issue costs....        --          --         (1,132)          (1,132)           --           --              --
Bank overdraft
 proceeds
 (repayments).......        --        1,445           381            1,826         (1,826)       4,358           4,949
Principal payments
 under capital
 leases.............       (670)       (827)         (443)            (874)        (1,782)        (588)           (892)
Dividends paid......     (2,028)     (1,825)         (406)          (1,623)          (499)        (499)            --
Repurchase of
 ordinary shares....        --          --        (20,000)         (20,000)           --           --              --
Proceeds from
 issuance of
 ordinary shares....        --          --            --               --          23,609          --              --
Offering costs......        --          --            --               --          (3,898)         --             (350)
                       --------    --------      --------         --------       --------      -------         -------
Net cash provided by
 (used in) financing
 activities.........       (868)     (4,439)       (4,370)          (6,992)         5,767        9,901          15,064
                       --------    --------      --------         --------       --------      -------         -------
Effects of exchange
 rate fluctuations..        (26)        (60)            7              (24)             4            6             --
                       --------    --------      --------         --------       --------      -------         -------
Net increase
 (decrease) in cash
 and cash
 equivalents........     (1,025)         18             4           (2,411)           136            3            (116)
Cash and cash
 equivalents at
 beginning of
 period.............      1,544         519            26            2,441             30           30             166
Adjustment to
 opening cash
 balance arising
 from
 deconsolidation of
 former subsidiary..        --         (511)          --               --             --           --              --
                       --------    --------      --------         --------       --------      -------         -------
Cash and cash
 equivalents at end
 of period..........   $    519    $     26      $     30         $     30       $    166      $    33         $    50
                       ========    ========      ========         ========       ========      =======         =======

          See accompanying notes to consolidated financial statements.

                   BARBEQUES GALORE LIMITED AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 (a) Description of business

  Barbeques Galore Limited ("Barbeques Galore" or "the Company") is an Australian resident company which is involved in the manufacture of barbecues and heaters, and wholesale and retail sales of barbecues, heaters, camping equipment, outdoor furniture, leisure products and related accessories through company-owned and licensed stores in Australia. The Company is also involved in the retailing, through Company-owned and franchised stores, of barbecues, fireplace equipment and accessories in the United States of America. The Company's manufacturing operations are located in Australia.

 (b) Principles of consolidation

  The consolidated financial statements include the financial statements of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated on consolidation.

 (c) Inventories

  Inventories are comprised of raw materials and stores, work in progress and finished goods. Inventories are valued at the lower of cost or market using the first-in, first-out ("FIFO") method.

 (d) Derivative financial instruments

  The Company uses foreign currency forward contracts to offset earnings fluctuations from anticipated foreign currency cash flows. These instruments are marked to market and the results recognized immediately as income or expense.

 (e) Investments in affiliated companies

  Investments in the ordinary shares of 20% to 50% owned companies are accounted for by the equity method.

 (f) Property, plant and equipment

  Property, plant and equipment are stated at cost. Plant and equipment under capital leases are initially recorded at the present value of minimum lease payments. The method of depreciation and estimable useful lives over which property, plant and equipment are depreciated are as follows:

                                                        METHOD        YEARS
                                                     -------------    -----
   Buildings.........................................Straight line       40
   Machinery and equipment...........................Straight line     8-12
   Leasehold improvements............................Straight line     5-20
   Leased plant and equipment........................Straight line      3-5

  Plant and equipment held under capital leases and leasehold improvements are amortized on a straight line basis over the shorter of the lease term or estimated useful life of the asset.

 (g) Goodwill

  Goodwill, which represents the excess of the purchase price over the fair value of net assets acquired, is amortized on a straight line basis over the expected periods to be benefited, generally 20 years.

                   BARBEQUES GALORE LIMITED AND SUBSIDIARIES

 (h) Research and development, and advertising

  Research and development, and advertising costs are expensed as incurred. Amounts expensed were as follows:

                            YEAR ENDED YEAR ENDED 7 MONTHS ENDED 12 MONTHS ENDED YEAR ENDED
                             JUNE 30,   JUNE 30,   JANUARY 31,     JANUARY 31,   JANUARY 31,
                               1995       1996         1997           1997          1998
                            ---------- ---------- -------------- --------------- -----------
                                                                   (UNAUDITED)
                                                   (IN A$ THOUSANDS)
   Research and
    development............   $  996     $1,260       $  541         $1,070        $  924
   Advertising.............    7,161      7,478        5,319          7,547         8,397
                              ======     ======       ======         ======        ======

 (i) Income taxes

  Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases as well as operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income (loss) in the period that includes the enactment date.

 (j) Share option plan

  The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 123, Accounting for Stock-Based Compensation, in 1996, under which the Company elected to continue following the provisions of Accounting Principles Board ("APB") Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations for its share option plan. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying share exceeded the exercise price.

 (k) Commitments and contingencies

  Liabilities for loss contingencies arising from claims, assessments, litigation, fines and penalties, and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated.

 (l) Use of estimates

  Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

 (m) Impairment of long-lived assets and long-lived assets to be disposed of

  The Company adopted the provisions of SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, on July 1, 1996. This Statement requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future undiscounted operating net cash flows expected to be generated by the asset. If such assets are considered to be impaired, impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the

                   BARBEQUES GALORE LIMITED AND SUBSIDIARIES fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. Adoption of this Statement did not have a material impact on the Company's financial position, results of operations, or liquidity.

 (n) Rent expense, surplus leased space and lease incentives

  The Company leases certain store locations under operating leases which provide for annual payments that increase over the lives of the leases. Total payments under the leases are expensed as incurred over the lease terms.

  Where premises under a non-cancelable operating lease become vacant during the lease term, a charge is recognized on that date equal to the present value of the expected future lease payments less any expected future sub-lease income.

  If the Company receives incentives provided by a lessor to enter into an operating lease agreement, these incentives are brought to account as reductions in rent expense over the term of the lease on a straight-line basis.

 (o) Revenue recognition

  Revenue (net of returns and allowances) is recognized at the point of shipment for wholesale sales to external customers and the point of sale for retail goods.

 (p) Cash and cash equivalents

  Cash includes cash on hand and at bank. For purposes of the consolidated statements of cash flows, the Company considers all highly liquid debt instruments with original maturities of three months or less to be cash equivalents.

 (q) Store pre-opening costs

  Store pre-opening costs are expensed when incurred.

 (r) Earnings per share

  Basic earnings per share are computed by dividing net earnings available to ordinary shareholders by the weighted average number of ordinary shares. Diluted earnings per share are computed by dividing net earnings available to ordinary shareholders, as adjusted for the effect of the elimination of after-tax interest expense related to assumed conversion of the convertible notes, by the weighted average number of ordinary shares and dilutive ordinary share equivalents for the period.

 (s) Foreign currency translation

  Foreign currency transactions are converted to Australian currency at the rates of exchange applicable at the dates of the transactions. Amounts receivable and payable in foreign currencies at balance date are converted at the year end rates. Gains and losses from conversion of monetary assets and liabilities, whether realized or unrealized, are included in income or loss before income taxes as they arise.

  Assets and liabilities of overseas subsidiaries are translated at year end rates and operating results at the average rates ruling during the year.

                   BARBEQUES GALORE LIMITED AND SUBSIDIARIES

  The information in US dollars in the consolidated balance sheets and consolidated statements of operations is presented solely for the convenience of the reader and has been translated at the spot rate on January 31, 1998 of US$0.6693 per A$1.00 and at the average rate for the fiscal year ended January 31, 1998 of US$0.7320 per A$1.00 respectively. These translations should not be construed as representations that the Australian dollar amounts actually represent such US dollar amounts or could be converted into US dollars at the rate indicated or at any other rate.

2 DERIVATIVE FINANCIAL INSTRUMENTS

  The notional amount of foreign currency forward contracts used as a means of offsetting fluctuations in the dollar value of foreign currency accounts payable totaled:

                                                         JANUARY 31, JANUARY 31,
                                                            1997        1998
                                                         ----------- -----------
                                                            (IN A$ THOUSANDS)
   Foreign exchange contracts...........................   $4,232       $--
                                                           ======       ====

  The fair value of these contracts at each period end is not significant. All of the currency derivatives expire within one year and are for United States dollars. The counterparties to the contracts are major financial institutions. The risk of loss to the Company in the event of non-performance by a counterparty is not significant.

3 ACCOUNTS RECEIVABLE

  Accounts receivable consists of the following:

                                                         JANUARY 31, JANUARY 31,
                                                            1997        1998
                                                         ----------- -----------
                                                            (IN A$ THOUSANDS)
   Trade accounts receivable............................   $6,903      $9,929
   Less: Reserve for doubtful accounts..................     (377)       (497)
                                                           ------      ------
                                                            6,526       9,432
   Receivables from related parties.....................      125          88
   Other receivables....................................      699         342
                                                           ------      ------
                                                           $7,350      $9,862
                                                           ======      ======

4 INVENTORIES

  The major classes of inventories are as follows:

                               JANUARY 31, JANUARY 31,  JULY 31,    JULY 31,
                                  1997        1998        1997        1998
                               ----------- ----------- ----------- -----------
                                                       (UNAUDITED) (UNAUDITED)
                                              (IN A$ THOUSANDS)
   Finished goods.............   $29,470     $37,999     $36,333     $50,807
   Work in progress...........     1,778       1,328       1,772       1,664
   Raw materials..............     3,116       4,222       4,789       4,334
                                 -------     -------     -------     -------
                                  34,364      43,549      42,894      56,805
   Less: Reserve for obsoles-
    cence.....................      (436)       (519)       (480)       (393)
                                 -------     -------     -------     -------
                                 $33,928     $43,030     $42,414     $56,412
                                 =======     =======     =======     =======

                   BARBEQUES GALORE LIMITED AND SUBSIDIARIES

5 INVESTMENTS IN AFFILIATED COMPANIES

  Investments in affiliated companies consist of 33 1/3 percent of the ordinary shares of Bromic Pty Limited and subsidiaries ("Bromic"), an Australian Group which imports and distributes componentry to the gas and appliance industries, and 50 percent of the ordinary shares of GLG Trading Pte Limited ("GLG"), a Singapore company which acts as a buying office for Barbeques Galore and other third parties. The shareholding in this company was originally 100 percent but was reduced to 50 percent on July 1, 1995 by issuing shares in that company to a Director of GLG who is also the General Manager of that company.

  The Company also previously held a 50 percent interest in GLG (NZ) Limited ("GLG NZ"). This investment was sold in December 1995 for total consideration of A$2,395,000. A gain on sale of A$2,303,000 has been recognized in the income statement and is included in other expenses (income).

  Bromic provides liquid petroleum gas cylinders and related products such as manifolds, bundy tubes, glass and barbecue ignitions to the Company. GLG supplies cast iron used in the manufacture of burners, hot plates and grills, small assembled barbecues and certain accessories such as tongs and warming racks. Purchasing from GLG NZ consisted mainly of cowls, flue kits, spare parts and other heating equipment.

  Sales to affiliated companies are not significant. Interest is also charged on amounts owing from affiliates at commercial rates but is not significant. Amounts owing from affiliates are in relation to cash advances.

  Prices charged between the Company and its affiliates are set at the level of prices that are charged to unrelated parties. Trading with affiliates for each period and amounts outstanding at each period end are as follows:

                                                    7 MONTHS    12 MONTHS
                             YEAR ENDED YEAR ENDED    ENDED       ENDED    YEAR ENDED
                              JUNE 30,   JUNE 30,  JANUARY 31, JANUARY 31, JANUARY 31,
                                1995       1996       1997        1997        1998
                             ---------- ---------- ----------- ----------- -----------
                                                               (UNAUDITED)
                                                 (IN A$ THOUSANDS)
   Purchases from affili-
    ates:
    --Bromic...............    $3,953     $3,769     $2,320      $3,476      $ 4,019
    --GLG NZ...............       197        188        --          188          --
    --GLG Pte Ltd..........       --       5,446      3,336       3,840        7,148
                               ------     ------     ------      ------      -------
                               $4,150     $9,403     $5,656      $7,504      $11,167
                               ======     ======     ======      ======      =======
   Dividends received or
    due and receivable from
    affiliates
    --Bromic...............    $  250     $  175     $  --       $  175      $   250
    --GLG NZ...............       717        495        --          --           --
    --GLG Pte Ltd..........       --         198        --          198           83
                               ------     ------     ------      ------      -------
                               $  967     $  868     $  --       $  373      $   333
                               ======     ======     ======      ======      =======

                                                         JANUARY 31, JANUARY 31,
                                                            1997        1998
                                                         ----------- -----------
   Receivable from affiliates:
    --Bromic............................................   $  863       $592
    --GLG NZ............................................      195        --
    --GLG Pte Ltd.......................................      --         193
                                                           ------       ----
                                                            1,058        785
                                                           ------       ----
   Investment in affiliates.............................   $  491       $710
                                                           ======       ====

                   BARBEQUES GALORE LIMITED AND SUBSIDIARIES

  Investments in affiliates are included in the balance sheet as other non-current assets. As the shares of these entities are not traded, the investment in these companies is carried at the equity accounted value representing cost plus the Company's share of undistributed profits. Income statement information has been presented for the respective twelve month periods. The balance date of all affiliates is June 30. Combined summarized financial data at their most recent balance dates and January 31, 1998 are as follows:

                                  JUNE 30,    JUNE 30,    JUNE 30,   JANUARY 31,
                                    1995        1996        1997        1998
                                 ----------- ----------- ----------- -----------
                                                (IN A$ THOUSANDS)
   Current assets..............   $ 13,974    $  7,229    $  6,925    $  7,414
   Current liabilities.........     13,734       4,778       3,666       4,038
                                  --------    --------    --------    --------
   Working capital.............        240       2,451       3,259       3,376
   Property, plant and equip-
    ment, net..................      6,131       1,307       1,215       1,224
   Other assets................        389         549         408         223
   Long-term debt..............     (4,261)     (2,498)     (2,412)     (2,417)
                                  --------    --------    --------    --------
   Shareholders' equity........   $  2,499    $  1,809    $  2,470    $  2,406
                                  ========    ========    ========    ========
   Sales.......................   $ 37,049    $ 22,926    $ 18,034    $ 18,460
                                  ========    ========    ========    ========
   Gross profit................   $ 11,983    $  9,025    $  4,637    $  4,571
                                  ========    ========    ========    ========
   Net income..................   $  2,131    $  1,484    $    963    $  1,176
                                  ========    ========    ========    ========

6 PROPERTY, PLANT AND EQUIPMENT

                                 JANUARY 31, JANUARY 31,  JULY 31,    JULY 31,
                                    1997        1998        1997        1998
                                 ----------- ----------- ----------- -----------
                                                         (UNAUDITED) (UNAUDITED)
                                                (IN A$ THOUSANDS)
   Land and buildings..........   $  3,198    $  3,218    $  3,218    $  8,801
   Machinery and equipment.....     15,453      18,001      16,691      19,953
   Leasehold improvements......      6,110       8,262       6,510       8,970
   Assets under capital
    leases.....................      6,912       8,298       7,439      10,745
                                  --------    --------    --------    --------
                                    31,673      37,779      33,858      48,469
   Less: Accumulated
    depreciation/amortization..    (13,325)    (16,741)    (15,022)    (18,307)
                                  --------    --------    --------    --------
                                  $ 18,348    $ 21,038    $ 18,836    $ 30,162
                                  ========    ========    ========    ========

7 GOODWILL

                                 JANUARY 31  JANUARY 31,  JULY 31,    JULY 31,
                                    1997        1998        1997        1998
                                 ----------- ----------- ----------- -----------
                                                         (UNAUDITED) (UNAUDITED)
                                                (IN A$ THOUSANDS)
   Goodwill....................   $  1,704    $  1,800    $  1,704    $  1,800
   Less: Accumulated amortiza-
    tion.......................       (228)       (293)       (272)       (338)
                                  --------    --------    --------    --------
                                  $  1,476    $  1,507    $  1,432    $  1,462
                                  ========    ========    ========    ========

                   BARBEQUES GALORE LIMITED AND SUBSIDIARIES

8 LEASES

  The Company is obligated under various capital leases for store improvements and certain machinery and equipment that expire at various dates during the next five years. The capital leases for store improvements relate to the purchase of furniture and fixtures installed in retail stores. These retail stores are all managed under operating leases. Machinery and equipment under capital leases includes leased machinery, office furniture and fixtures and certain motor vehicles. All capital lease liabilities are secured by the asset to which the lease relates. The gross amount of store improvements and machinery and equipment and related accumulated amortization recorded under capital leases are as follows:

                                                         JANUARY 31, JANUARY 31,
                                                            1997        1998
                                                         ----------- -----------
                                                            (IN A$ THOUSANDS)
   Store improvements...................................   $ 3,119     $ 4,966
   Machinery and equipment..............................     3,793       3,332
                                                           -------     -------
                                                             6,912       8,298
   Less: Accumulated amortization.......................    (2,216)     (3,473)
                                                           -------     -------
                                                           $ 4,696     $ 4,825
                                                           =======     =======

  The Company also has entered into non-cancelable operating leases, primarily for retail stores. These leases generally contain renewal options for periods ranging from three to five years and require the Company to pay all executory costs such as maintenance and insurance. Rental expense for operating leases (except those with lease terms of a month or less that were not renewed) consisted of the following:

                            YEAR ENDED YEAR ENDED 7 MONTHS ENDED 12 MONTHS ENDED YEAR ENDED
                             JUNE 30,   JUNE 30,   JANUARY 31,     JANUARY 31,   JANUARY 31,
                               1995       1996         1997           1997          1998
                            ---------- ---------- -------------- --------------- -----------
                                                                   (UNAUDITED)
                                                   (IN A$ THOUSANDS)
   Rental expense..........   $9,609     $9,867       $6,181         $10,153       $11,948
                              ======     ======       ======         =======       =======

  Future minimum lease payments under non-cancelable operating leases (with initial or remaining lease terms in excess of one year) and future minimum capital lease payments as of January 31, 1998 are:

                                                             CAPITAL  OPERATING
                                                             LEASES    LEASES
                                                             -------  ---------
                                                             (IN A$ THOUSANDS)
   Year ending January 31,
   1999....................................................  $ 2,203   $11,819
   2000....................................................    1,670    10,248
   2001....................................................    1,429     8,348
   2002....................................................      594     6,870
   2003....................................................      211     4,971
   Years subsequent to 2003................................      --     16,041
                                                             -------   -------
   Total minimum lease payments............................    6,107   $58,297
                                                                       =======
   Less: Amount representing interest (at rates ranging
    from 7.3% to 13.5%)....................................     (973)
                                                             -------
   Present value of net minimum capital lease payments.....    5,134
   Less: Current portion of obligations under capital
    leases.................................................   (1,729)
                                                             -------
   Obligations under capital leases, excluding current por-
    tion...................................................  $ 3,405
                                                             =======

                   BARBEQUES GALORE LIMITED AND SUBSIDIARIES

9 ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

  Accounts payable and accrued liabilities consist of the following:

                                                       JANUARY 31, JANUARY 31,
                                                          1997        1998
                                                       ----------- -----------
                                                          (IN A$ THOUSANDS)
   Trade accounts payable.............................   $ 4,968     $ 6,477
   Accrued liabilities................................     5,887       7,416
   Employee benefits..................................     1,745       1,976
   Other..............................................     1,093         779
                                                         -------     -------
                                                         $13,693     $16,648
                                                         =======     =======

  Included in other liabilities at January 31, 1998 is an amount of $369,000 in respect of the planned relocation of the enameling facilities. The accrual relates to future lease costs on the vacated premises, the writedown of plant that will be scrapped (allowing for future depreciation charges until the planned exit date) and costs to make good the premises. An exit plan was established and approved by the Board of Directors prior to January 31, 1997. The expected completion is June 1998.

10 LONG-TERM DEBT

  Long-term debt consists of the following:

                                                         JANUARY 31, JANUARY 31,
                                                            1997        1998
                                                         ----------- -----------
                                                            (IN A$ THOUSANDS)
   Current:
   Bank bills...........................................   $ 2,964     $   198
                                                           -------     -------
                                                           $ 2,964     $   198
                                                           =======     =======
   Non-current:
   Bank bills...........................................   $18,568     $12,566
   Property loan........................................     2,150       2,150
                                                           -------     -------
                                                           $20,718     $14,716
                                                           =======     =======

  The Company and its subsidiaries have access to a facility with the Australia and New Zealand Banking Group Limited ("ANZ") (the "ANZ Facility") with credit facilities aggregating up to A$41,700,000, comprising a multi-purpose facility of A$31,700,000 and a trade finance facility of A$10,000,000. As at January 31, 1998 the Company had not utilized A$25,890,000 of the total facility. The ANZ Facility is secured by a first security interest over the assets of the Company's present and future Australian assets. The Company has agreed to grant to ANZ, and ANZ is in the process of creating, a second security interest (subordinate to a lien under the Merrill Lynch Facility detailed below) in all the Company's assets in the United States. The ANZ Facility is further guaranteed by each subsidiary of the Company.

  Bank bills are generally taken out over a 90 day period and rolled over at the end of their respective terms. As at January 31, 1998, the weighted average interest rate accruing on the bank bills utilized under the ANZ Facility was 6.2% per annum.

  The property loan is accruing interest at a rate of 9.6% per annum and is secured by a registered first mortgage over the freehold property of the Company.

                   BARBEQUES GALORE LIMITED AND SUBSIDIARIES

  All committed facilities are provided subject to the standard Australian practice of regular annual review of required limits, the Company's performance and the normal terms and conditions, including financial covenants, applicable to bank lending. The Company was in compliance with the financial covenants set out in the ANZ Facility agreement as at January 31, 1998.

  The Company has historically renegotiated its credit facilities on similar terms and conditions. Negotiations with ANZ with respect to an extension of the existing facility are well advanced and ANZ has formally indicated its willingness to extend the facility. For this reason, the majority of the outstanding balance relating to bank bills and term loans is classified as a non-current liability.

  In February 1995, Barbeques Galore Inc., the Company's U.S. operating subsidiary, entered into a five year credit facility with Merrill Lynch Business Financial Services ("Merrill Lynch"). As currently in effect, such facility includes a term loan in aggregate principal amount of US$600,000 (the "Term Loan") and a revolving line of credit in aggregate principal amount of US$1,250,000 (the "Revolving Line," and collectively with the Term Loan, the "Merrill Lynch Facility"). Indebtedness under the Revolving Line and Term Loan accrues interest at the 30-day commercial paper rates plus 2.65% or 2.70%, respectively, and is payable monthly. The Merrill Lynch Facility is secured by a first security interest in all Galore USA present and future assets. The Merrill Lynch Facility is guaranteed by the Company and Galore USA, the parent of Barbeques Galore, Inc. Pursuant to the Offering on November 7, 1997, the Company utilised a portion of the net proceeds to repay all outstanding indebtedness under the aforementioned term loan and revolving line of credit facility. As of January 31, 1998 Galore USA had not utilised US$1,845,000 of this facility.

  The Company's total long-term debt matures as follows:

   YEAR ENDING JANUARY 31,
   -----------------------
                                                              (IN A$ THOUSANDS)
   1999......................................................      $   198
   2000......................................................       14,716
                                                                   -------
                                                                   $14,914
                                                                   =======

  In conjunction with the Capital Reduction in December 1996 (detailed in Note 12 to the consolidated financial statements), the Company issued unsecured convertible notes with a face value of A$8.38 amounting to A$10,041,952. The notes carried an interest rate of 10.25% per annum, included financial covenants and conferred rights to the noteholders as creditors and not as shareholders. Immediately prior to the consummation of the Offering, all outstanding convertible notes of the Company were converted into 1,197,926 ordinary shares of A$3.64 each.

                   BARBEQUES GALORE LIMITED AND SUBSIDIARIES

11 INCOME TAXES

  Income (loss) before income taxes was taxed under the following jurisdictions:

                            YEAR ENDED YEAR ENDED 7 MONTHS ENDED 12 MONTHS ENDED YEAR ENDED
                             JUNE 30,   JUNE 30,   JANUARY 31,     JANUARY 31,   JANUARY 31,
                               1995       1996         1997           1997          1998
                            ---------- ---------- -------------- --------------- -----------
                                                                   (UNAUDITED)
                                                   (IN A$ THOUSANDS)
   Australia...............   $2,905     $2,730      $ 3,091          $(755)       $4,614
   United States...........    1,473      1,313       (1,168)           485           405
                              ------     ------      -------          -----        ------
                              $4,378     $4,043      $ 1,923          $(270)       $5,019
                              ======     ======      =======          =====        ======

  The expense (benefit) for income taxes is presented below:

                            YEAR ENDED YEAR ENDED 7 MONTHS ENDED 12 MONTHS ENDED YEAR ENDED
                             JUNE 30,   JUNE 30,   JANUARY 31,     JANUARY 31,   JANUARY 31,
                               1995       1996         1997           1997          1998
                            ---------- ---------- -------------- --------------- -----------
                                                                   (UNAUDITED)
                                                   (IN A$ THOUSANDS)
   Current:
   Australia...............   $  906     $  477      $ 1,670          $ 738        $1,107
   United States...........       32        157           85            234           263
                              ------     ------      -------          -----        ------
                                 938        634        1,755            972         1,370
                              ------     ------      -------          -----        ------
   Deferred:
   Australia...............     (365)      (536)        (499)          (904)          286
   United States...........      --         --          (890)          (890)         (168)
                              ------     ------      -------          -----        ------
                              $  573     $   98      $   366          $(822)       $1,488
                              ======     ======      =======          =====        ======

  Income tax expense (benefit) attributable to income from continuing operations differed from the amounts computed by applying the Australian federal income tax rate to pretax income (loss) from continuing operations as a result of the following:

                            YEAR ENDED YEAR ENDED 7 MONTHS ENDED 12 MONTHS ENDED YEAR ENDED
                             JUNE 30,   JUNE 30,   JANUARY 31,     JANUARY 31,   JANUARY 31,
                               1995       1996         1997           1997          1998
                            ---------- ---------- -------------- --------------- -----------
                                                                   (UNAUDITED)
                                   (IN A$ THOUSANDS EXCEPT SHARE AND PER SHARE DATA)
   Computed "expected" tax
    expense (benefit)......   $1,445     $1,455       $ 692          $   (97)      $1,807
   Increase (reduction) in
    income taxes resulting
    from:
   State taxes, net of
    federal tax benefit....       32        157          56              208           29
   Change in the valuation
    allowance..............     (474)      (663)       (388)          (1,109)         (79)
   Equity in earnings of
    affiliates not subject
    to taxation............     (318)      (301)        (91)            (136)         (79)
   Capital profit on sale
    of affiliate...........      --        (829)        --               --           --
   Other, net..............     (112)       279          97              312         (190)
                              ------     ------       -----          -------       ------
                              $  573     $   98       $ 366          $  (822)      $1,488
                              ======     ======       =====          =======       ======

                   BARBEQUES GALORE LIMITED AND SUBSIDIARIES

  The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:

                                                       JANUARY 31, JANUARY 31,
                                                          1997        1998
                                                       ----------- -----------
                                                          (IN A$ THOUSANDS)
   Deferred tax assets:
   Provisions not presently deductible................   $1,482      $1,521
   Plant and equipment, due to differences in
    depreciation......................................      424         637
   Inventories, due to capitalized costs..............      195         263
   Borrowing expenses capitalized for tax purposes....      302          12
   Leases, due to differences in lease payments,
    interest and amortization.........................      136         113
   Unearned income....................................      116         --
   Net operating loss carryforward....................      562         299
   Other..............................................      432         573
                                                         ------      ------
   Total gross deferred tax assets....................   $3,649      $3,418
                                                         ======      ======
   Deferred tax liabilities:
   Prepayments........................................   $  178      $  193
   Rebates receivable.................................      128         --
                                                         ------      ------
   Total gross deferred tax liabilities...............      306         193
                                                         ------      ------
   Net deferred tax asset.............................   $3,343      $3,225
                                                         ======      ======

  In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. In order to fully realize the deferred tax asset, the company will need to generate future taxable income of approximately A$808,307 prior to the expiration of the net operating loss carryforwards in 2012. Based upon projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not the Company will realize the benefits of these deductible differences. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry forward period are reduced.

12 SHAREHOLDERS' EQUITY

  On December 31, 1996, the Company consummated a series of transactions to effect a reduction in the ordinary shares of the Company (the "Capital Reduction"). Pursuant to the Capital Reduction, the Company repurchased and cancelled 2,743,878 fully paid ordinary shares and 101,520 options to purchase ordinary shares, for a total consideration of A$20,078,000. The Company financed the Capital Reduction through:

    (i) the issuance and sale of A$10,041,952 in convertible notes; and

    (ii) the provision of an additional standby facility of A$12,000,000 from ANZ. Pursuant to the Offering on November 7, 1997, the Company utilised a portion of the net proceeds to repay the aforementioned indebtedness incurred under the standby facility.

  The effect of the Capital Reduction was to reduce the ordinary shares of the Company to A$6,219,661 (comprising 1,706,542 fully paid ordinary shares of A$3.64 each) from A$16,220,000 (comprising 4,450,420

                   BARBEQUES GALORE LIMITED AND SUBSIDIARIES fully paid ordinary shares of A$3.64 each). Subsequent to the consummation of the Capital Reduction, all outstanding ordinary shares were owned by the executive directors of the Company and their related interests and the Company's pension plan. The Company was delisted from the Australian Stock Exchange following the Capital Reduction.

  The Company incurred costs in connection with the Capital Reduction of approximately $1,132,000. These amounts have been expensed and are included in other expenses (income) in the consolidated statements of operations for the period to January 31, 1997.

  Additionally, in connection with the Capital Reduction, the Company also acquired the remaining 15% interest in Galore USA from Mr. Sydney Selati, President of Galore USA, for consideration of A$1,000,000. The transaction was effected by the issuance of 137,189 ordinary shares ($7.29 per share) of the Company. Mr. Sydney Selati was subsequently appointed a director of Barbeques Galore on July 21, 1997.

  On November 7, 1997 the Company completed the Offering. As a part of the offer process the following changes in securities occurred:

  . Immediately prior to the consummation of the Offering, all outstanding issued share capital of the Company was subject to a 18.223-for-1 reverse share split; as a result, the issued and outstanding capital of the Company was reduced to 1,843,726 ordinary shares with a par value of A$3.64 each.

  . Immediately prior to the consummation of the Offering, all outstanding convertible notes of the Company were converted into 1,197,926 ordinary shares.

  . Pursuant to the Offering, the Company sold 1,500,000 American Depositary
    Shares (ADSs) at a price of US$11.00 per share.

  . Pursuant to the Offering, a further 200,000 ADSs were sold by certain shareholders of the Company at a price of US$11.00 per share.

13 SHARE OPTION PLANS

 Executive Share Option Plan

  Effective January 31, 1997, the Company adopted an executive share option plan (the "Executive Plan") under which the Board of Directors granted certain members of management options to purchase ordinary shares in the Company. A total of 203,038 options were issued under the Executive Plan with an exercise price of A$8.38 per share. The options do not vest until February 1, 1999 after which each Optionholder is entitled to subscribe for one fully paid ordinary share. The options are not quoted and are due to expire on the earlier of the 5th anniversary from the issue date or, subject to certain conditions, on cessation of employment.

  The fair value of each share option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions: weighted average risk-free interest rate of 5.93%; no dividend yield; expected lives of 1.5 years and volatility of 80.28%. The fair value of the options as at January 31, 1998 has been calculated to be A$462,931.

 1997 Share Option Plan

  Under the terms of the Company's 1997 share option plan (the "1997 Plan"), a total of 329,254 ordinary shares have been authorized for issuance. The 1997 Plan received approval from the Board of Directors of the Company on October 1, 1997 and was approved by the shareholders as of October 7, 1997. Options to purchase

                   BARBEQUES GALORE LIMITED AND SUBSIDIARIES

199,400 ordinary shares with an exercise price of US$11.00 per share were granted concurrently with the Offering including 18,000 ordinary shares to executive officers of the Company. Each of the options granted concurrently with the Offering will generally become exercisable in three equal installments on the third, fourth and fifth anniversaries of the Offering. The number of ordinary shares reserved for issuance under the 1997 Plan will automatically increase on the first trading day of each calendar year, beginning with the 1999 calendar year, during the term of the 1997 Plan by an amount equal to one percent (1%) of the ordinary shares outstanding on December 31 of the immediately preceding calendar year. In no event may any one participant in the 1997 Plan receive option grants for more than 27,438 ordinary shares per calendar year.

  The 1997 Plan consists of the Option Grant Program, under which eligible individuals in the Company's employ or service (including officers and other employees, non-employee Board members and independent consultants) may, at the discretion of the Plan Administrator, be granted options to purchase ordinary shares at an exercise price not less than eighty-five percent (85%) of their fair market value on the grant date.

  The Plan Administrator will have complete discretion, within the scope of its administrative jurisdiction under the 1997 Plan, to determine which eligible individuals are to receive option grants, the time or times when such option grants are to be made, the number of shares subject to each such grant, the vesting schedule to be in effect for the option grant, the maximum term for which any granted option is to remain outstanding and the status of any granted option as either an incentive stock option or a non-statutory stock option under the Federal tax laws.

  The fair value of each share option grant was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions: weighted average risk-free interest rate of 5.93%; no dividend yield; expected lives of 5 years and volatility of 80.28%. The fair value of the options as at January 31, 1998 has been calculated to be A$794,134.

 Terminated plan

  On November 25, 1993, the Company adopted a share option plan ("the 1993 Plan") pursuant to which the Company's Board of Directors could grant share options to officers and key employees. 128,958 options were granted with an exercise price of A$5.83 on November 25, 1993. On November 28, 1995, the Company granted a further 27,438 options with an exercise price of A$5.65.

  On December 31, 1996 and in connection with the Capital Reduction, all outstanding options were repurchased by the Company from the optionholders. Compensation for the cancellation of the 101,520 options amounted to A$78,000.

  The total compensation paid by the Company to cancel the options has been expensed during the 7 months to January 31, 1997 and is included in selling, general and administrative expenses.

                   BARBEQUES GALORE LIMITED AND SUBSIDIARIES

  The Company applies APB Opinion No. 25 in accounting for its share option plans and, accordingly, no compensation cost has been recognized for its share options in the seven month period to 31 January 1997 and the year ended 31 January, 1997 and 1998, respectively. Had the Company determined compensation cost based on the fair value at the grant date for its share options under SFAS 123 the Company's net income would have been reduced to the pro forma amounts indicated below:

                                     7 MONTHS ENDED 12 MONTHS ENDED YEAR ENDED
                                      JANUARY 31,     JANUARY 31,   JANUARY 31,
                                          1997           1997          1998
                                     -------------- --------------- -----------
                                      (IN A$ THOUSANDS, EXCEPT PER SHARE DATA)
   Net income
     As reported...................      $1,557          $ 552        $3,531
     Pro forma.....................       1,557            552         3,239
   Net income per common and common
    equivalent share
     As reported...................      $ 0.38          $0.13        $ 1.43
     Pro forma.....................      $ 0.38          $0.13        $ 1.31

SUMMARY

  A summary of the status of the Company's Executive, 1997 and 1993 share option plans as of June 30, 1995 and 1996, and January 31, 1997 and 1998, and changes during the years ended on those dates is presented below:

                                               WEIGHTED-
                                                AVERAGE     OPTIONS EXERCISABLE
                                   OPTIONS   EXERCISE PRICE     AT YEAR END
                                   --------  -------------- -------------------
   Outstanding balance at July 1,
    1994.........................   117,982     A$ 5.83
   Forfeited.....................   (10,975)       5.83
                                   --------     -------           -------
   Outstanding balance at June
    30, 1995.....................   107,007        5.83           107,007
                                   --------     -------           -------
   Granted.......................    27,438        5.65
   Forfeited.....................   (32,925)       5.83
                                   --------     -------           -------
   Outstanding balance at June
    30, 1996.....................   101,520        5.78           101,520
                                   --------     -------           -------
   Granted.......................   203,038        8.38
   Cancelled.....................  (101,520)       5.78
                                   --------     -------           -------
   Outstanding balance at January
    31, 1997.....................   203,038        8.38               --
                                   --------     -------           -------
   Granted.......................   199,400       16.44
                                   --------     -------           -------
   Outstanding balance at January
    31, 1998.....................   402,438     A$12.37               --
                                   ========     =======           =======

  The options exercisable at June 30, 1995 and 1996 were in relation to the 1993 share option plan. The 1993 share option plan was terminated during the period ended January 31, 1997. The weighted average fair value of options granted during the years ended January 31, 1997 and 1998 were $2.28 and $4.01, respectively.

  The following table summarizes information about share options outstanding at January 31, 1998:

                         NUMBER          WEIGHTED-       WEIGHTED-
                     OUTSTANDING AT  AVERAGE REMAINING    AVERAGE
                    JANUARY 31, 1998 CONTRACTUAL LIFE  EXERCISE PRICE
                    ---------------- ----------------- --------------
                        203,038          1.5 years        A$ 8.38
                        199,400          5.0 years          16.44
                        -------
                        402,438          3.2 years        A$12.37
                        =======

                   BARBEQUES GALORE LIMITED AND SUBSIDIARIES

14 COMMITMENTS AND CONTINGENCIES

  Product liability claims have been made against certain companies in the group which are not expected to result in any material loss to the Company.

  The Company entered into a joint and several guarantee together with the directors of Bromic Pty Limited in favor of ANZ in respect of a A$900,000 facility. On February 25, 1997, ANZ released the Company from this guarantee.

15 GEOGRAPHIC SEGMENT INFORMATION

  Financial information by geographic region is summarized below on the basis that the Operating income of the United States does not include all the income attributable to it for product manufactured and purchased for the United States by the Australian subsidiaries:

                                               AUSTRALIA UNITED STATES  TOTAL
                                               --------- ------------- --------
                                                      (IN A$ THOUSANDS)
   12 MONTHS TO JANUARY 31, 1998
   Net revenues............................... $117,613     $61,712    $179,325
                                               ========     =======    ========
   Operating income........................... $  7,309     $   497    $  7,806
                                               ========     =======    ========
   Identifiable assets........................ $ 59,560     $22,514    $ 82,074
                                               ========     =======    ========
   12 MONTHS TO JANUARY 31, 1997
   Net revenues............................... $108,003     $40,366    $148,369
                                               ========     =======    ========
   Operating income........................... $  2,076     $   643    $  2,719
                                               ========     =======    ========
   Identifiable assets........................ $ 53,162     $14,808    $ 67,970
                                               ========     =======    ========
   7 MONTHS TO JANUARY 31, 1997
   Net revenues............................... $ 75,997     $22,755    $ 98,752
                                               ========     =======    ========
   Operating income (loss).................... $  5,537     $(1,141)   $  4,396
                                               ========     =======    ========
   Identifiable assets........................ $ 53,162     $14,808    $ 67,970
                                               ========     =======    ========
   12 MONTHS TO JUNE 30, 1996
   Net revenues............................... $104,737     $36,954    $141,691
                                               ========     =======    ========
   Operating income........................... $  1,828     $ 1,338    $  3,166
                                               ========     =======    ========
   Identifiable assets........................ $ 53,225     $13,337    $ 66,562
                                               ========     =======    ========
   12 MONTHS TO JUNE 30, 1995
   Net revenues............................... $104,051     $34,006    $138,057
                                               ========     =======    ========
   Operating income........................... $  4,206     $ 1,439    $  5,645
                                               ========     =======    ========
   Identifiable assets........................ $ 55,337     $12,287    $ 67,624
                                               ========     =======    ========

                   BARBEQUES GALORE LIMITED AND SUBSIDIARIES

16 RELATED PARTY TRANSACTIONS

  The directors of the Company believe that transactions with related parties are on normal terms and conditions no more favourable than those available to other third parties unless otherwise stated.

  Amounts are advanced to the Company by the directors at a commercial rate of interest.

  The company shares premises and incurs rent and operating expenses on behalf of Rebel Sport Limited. Mr. Linz and Mr. Gavshon were directors and significant shareholders of Rebel Sport Limited up until July 10, 1997. These amounts are payable to the Company on 30 day terms.

  The above related party transactions and amounts outstanding at each period end are as follows:

                                                      JANUARY 31, JANUARY 31,
                                                         1997        1998
                                                      ----------- -----------
                                                         (IN A$ THOUSANDS)
   Amounts owing to directors or director related
    entities.........................................   $1,231       $--
                                                        ======       ====

                                                   7 MONTHS
                            YEAR ENDED YEAR ENDED    ENDED    12 MONTHS ENDED YEAR ENDED
                             JUNE 30,   JUNE 30,  JANUARY 31,   JANUARY 31,   JANUARY 31,
                               1995       1996       1997          1997          1998
                            ---------- ---------- ----------- --------------- -----------
                                                                (UNAUDITED)
                                                  (IN A$ THOUSANDS)
   Interest costs incurred
    in respect of amounts
    advanced by directors
    or director related
    entities...............   $   22     $   97     $   50        $   96        $   44
   Amounts advanced to
    Rebel Sport Limited....      683        678        410           713           320
   Amounts reimbursed by
    Rebel Sport Limited....      597        703        352          (641)          260
                              ======     ======     ======        ======        ======

17 SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

  Cash paid during the period for:

                                                   7 MONTHS
                            YEAR ENDED YEAR ENDED    ENDED    12 MONTHS ENDED YEAR ENDED
                             JUNE 30,   JUNE 30,  JANUARY 31,   JANUARY 31,   JANUARY 31,
                               1995       1996       1997          1997          1998
                            ---------- ---------- ----------- --------------- -----------
                                                                (UNAUDITED)
                                                  (IN A$ THOUSANDS)
   Interest................   $2,418     $2,327     $1,528        $2,432        $3,362
   Income taxes............      559        968        423           812         2,163
                              ======     ======     ======        ======        ======

  During the period ended January 31, 1997 the Company acquired Mr. Sydney Selati's 15% interest in Galore USA for consideration of A$1,000,000. The transaction was effected by the issuance of 137,189 ordinary shares (A$7.29 per share) of the Company.

                   BARBEQUES GALORE LIMITED AND SUBSIDIARIES

  During the periods, the Company acquired plant and equipment by means of capital leases which are not reflected in the consolidated statements of cash flows with an aggregate fair value of:

                                                    7 MONTHS    12 MONTHS
                             YEAR ENDED YEAR ENDED    ENDED       ENDED    YEAR ENDED
                              JUNE 30,   JUNE 30,  JANUARY 31, JANUARY 31, JANUARY 31,
                                1995       1996       1997        1997        1998
                             ---------- ---------- ----------- ----------- -----------
                                                               (UNAUDITED)
                                                 (IN A$ THOUSANDS)
   Equipment acquired under
    capital leases.........    $1,883     $1,682     $1,471      $1,893      $1,729
                               ======     ======     ======      ======      ======

  On July 1, 1995, the company's interest in GLG Trading Pte Limited was reduced from 100% to 50% by the issue of additional shares in GLG Trading Pte Limited. The deconsolidation of GLG Trading Pte Limited has resulted in the reversal of the opening cash balance of GLG Trading Pte Limited in the Statement of Cash Flows as the Company has accounted for its investment on an equity basis from July 1, 1995.

18 PENSION PLANS


  The Company and its Australian subsidiaries have established defined contribution pension plans for the provision of benefits to their Australian employees on retirement, death or disability. Benefits provided under the plans are based on contributions for each employee. Company contributions are 6% of gross salary for all employees except for certain executives for whom the Company contributes 10%.

  The Company and employees contribute various percentages of gross income. The plans are of an accumulation type and as such, the Company has:

  . no commitment to fund retirement benefits other than the percentage of each employee's salary as prescribed by the relevant trust deed; and

  . no legal obligation to cover any shortfall in the funds' obligations to provide benefits to employees on retirement.

  The pension plans comply with Australian regulatory provisions set by the Insurance and Superannuation Commission. The Company has complied with the provisions of the Superannuation Guarantee Charge Act.

  The Company also sponsors a defined contribution plan in the United States covering substantially all employees who meet specified age and service requirements. Company contributions are discretionary.

  Contributions expensed under these plans were as follows:

                            YEAR ENDED YEAR ENDED 7 MONTHS ENDED 12 MONTHS ENDED YEAR ENDED
                             JUNE 30,   JUNE 30,    JANUARY 31     JANUARY 31,   JANUARY 31,
                               1995       1996         1997           1997          1998
                            ---------- ---------- -------------- --------------- -----------
                                                                   (UNAUDITED)
   Contribution expense....    $919      $1,015        $600           $996         $1,113
                               ====      ======        ====           ====         ======

                   BARBEQUES GALORE LIMITED AND SUBSIDIARIES

19 EARNINGS PER SHARE

                                YEAR ENDED              YEAR ENDED            7 MONTHS ENDED
                               JUNE 30, 1995           JUNE 30, 1996         JANUARY 31, 1997
                          ----------------------- ----------------------- -----------------------
                                        PER SHARE               PER SHARE               PER SHARE
                          INCOME SHARES  AMOUNT   INCOME SHARES  AMOUNT   INCOME SHARES  AMOUNT
                          ------ ------ --------- ------ ------ --------- ------ ------ ---------
                                    (IN A$ THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
Income..................  $3,805                  $3,945                  $1,557
                          ------                  ------                  ------
BASIC EPS
Income available to
 common shareholders....   3,805 4,450    $0.86    3,945 4,450    $0.89    1,557 4,073    $0.38
                                          =====                   =====                   =====
EFFECT OF DILUTIVE SECU-
 RITIES
Convertible shares net
 of tax.................     --    --                --    --                 56    79
Options demand
 exercised..............     --    --                --    --                --     93
                          ------ -----            ------ -----            ------ -----
DILUTED EPS
Income available to
 common shareholders
 plus assumed
 conversions............  $3,805 4,450    $0.86   $3,945 4,450    $0.89   $1,613 4,245    $0.38
                          ====== =====    =====   ====== =====    =====   ====== =====    =====

                                 12 MONTHS ENDED                  YEAR ENDED
                                 JANUARY 31, 1997              JANUARY 31, 1998
                            ----------------------------- ------------------------------
                                               PER SHARE                      PER SHARE
                            INCOME   SHARES      AMOUNT   INCOME    SHARES      AMOUNT
                            -------  --------  ---------- --------- --------  ----------
                             (IN A$ THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
   Income..................  $   552                      $   3,531
                             -------                      ---------
   BASIC EPS
   Income available to
    common shareholders....      552    4,228    $   0.13     3,531    2,473    $   1.43
                                                 ========                       ========
   EFFECT OF DILUTIVE
    SECURITIES
   Convertible shares net
    of tax.................      --       --                    504      919
                             ------- --------             --------- --------
   Options demand
    exercised..............      --       --                    --        41
   DILUTED EPS
   Income available to
    common shareholders
    plus assumed
    conversions............  $   552    4,228    $   0.13 $   4,035    3,433    $   1.18
                             ======= ========    ======== ========= ========    ========

  Options to purchase 199,400 shares of A$16.44 per share were outstanding at January 31, 1998 but were not included in the computation of diluted EPS as the options exercise price was greater than the average market price of the common shares. These options expire on October 1, 2007.

20 SUBSEQUENT EVENT

  The Company purchased a property for approximately A$3.5 million pursuant to a decision to relocate its enameling operations to the same facilities as its barbecue and home heater manufacturing operations adjacent to its Australian headquarters.

                    [LOGO OF BARBEQUES GALORE APPEARS HERE]

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

  The following table sets forth the costs and expenses payable by the Company in connection with the sale of ADSs being registered. All amounts are estimates, except the SEC registration fee.

                                                                     AMOUNT TO
                                                                      BE PAID
                                                                    -----------
      SEC registration fee......................................... $  2,822.22
      Nasdaq National Market listing fee...........................   17,500.00
      Printing and Engraving.......................................   20,000.00
      Legal fees and expenses......................................   60,000.00
      Accounting fees and expenses.................................   25,000.00
      Depositary fees..............................................   10,000.00
      Transfer agent and registrar fees............................    5,000.00
      Miscellaneous................................................   24,677.78
                                                                    -----------
        Total...................................................... $165,000.00
                                                                    ===========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  The Company's Memorandum and Articles of Association provide that subject to the laws of Australia, every Director or other officer shall be entitled to be indemnified by the Company against all losses or liabilities incurred by him in the execution and discharge of his duties, or in relation thereto, including any liability in defending any proceedings, civil or criminal, which relate to anything done or omitted or alleged to have been done or omitted by him as an officer or employee of the Company and (i) in which judgment is given in his favor, (ii) in which he is acquitted or (iii) in connection with an application in relation to such proceedings in which the court grants relief to the person under the Corporations Law. The Underwriting Agreement entered into by the Company in connection with its IPO contains provisions indemnifying officers and directors of the Company against certain liabilities.

  The Company's Memorandum and Articles of Association further provide that no director or other officer shall be liable, except in the case of his own negligence, default, breach of duty or breach of trust, for (i) the acts or omissions of any other director or officer, (ii) joining in any act for conformity, (iii) losses due to inadequacy of title to property or securities acquired on behalf of the Company, (iv) losses due to insolvency or tortious acts of persons with whom monies, property or securities are deposited or (v) losses due to errors of judgment, omissions or oversights.

  The Company maintains a policy of directors' and officers' liability insurance for the Company and all subsidiaries protecting against all losses for which directors and officers are not otherwise indemnified by the Company. Such insurance has an A$10 million policy limit, including A$5 million provided by an excess coverage insurer, and excludes (i) fines and penalties imposed by law, (ii) claims based on pollution, bodily injury, property damage or loss, insider trading, the receipt of illegal or improper benefit, deliberately fraudulent acts or omissions or violation of fiduciary duties with respect to pension or benefit plans, (iii) certain insured versus insured actions and, specifically in the United States and Canada, and (iv) claims relating to violations of the Employee Retirement Income Security Act of 1974 (ERISA) or any similar federal, state or local law. Such policies are with insurers located outside of the United States, but provide coverage within the United States, including with respect to certain violations of U.S. securities laws.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

  The Registrant has issued and sold the following securities within the past three (3) years:

    1. In December 1996, the Registrant issued and sold 137,189 Ordinary Shares, valued at A$1,000,000, to Mr. Sydney Selati or entities affiliated or associated with him in exchange for the acquisition by the Registrant of Mr. Selati's 15% equity interest in Galore Group (USA), Inc.

    2. On January 31, 1997, the Registrant granted stock options to purchase an aggregate of 203,038 Ordinary Shares at a purchase price of A$8.38, which options are currently owned by Sam Linz, Robert Gavshon, Sydney Selati, John Price, David James and Kevin Ralphs (or companies controlled by them).

    3. In December 1996, the Registrant underwent a capital reduction transaction, pursuant to which 101,520 outstanding stock options to purchase the Registrant's Ordinary Shares were cancelled in exchange for up to A$0.05 per stock option. In particular, stock options to purchase an aggregate of 27,438 Ordinary Shares were cancelled in exchange for aggregate consideration of A$10,000 paid to Mr. John Price and stock options to purchase an aggregate of 2,743 Ordinary Shares each were cancelled in exchange for aggregate consideration of A$2,500 to each of Mr. Kevin Ralphs and Mr. David Glaser. In addition, 2,743,878 fully paid Ordinary Shares were repurchased for aggregate consideration of A$20,000,677. In particular, the Company repurchased 8,231 Ordinary Shares from an entity affiliated with Mr. Gordon Howlett for aggregate consideration of A$60,000 and 37,107 Ordinary Shares from an entity affiliated with Mr. Philip Gardiner for an aggregate of A$270,482. All such repurchases and option cancellations with officers and directors of the Company were made on terms no more favorable than those that could be obtained in transactions with non-affiliates of the Company.

    4. In December 1996, the Registrant issued and sold Convertible Notes in the aggregate principal amount of A$10,042,000. The purchasers of the Convertible Notes consisted primarily of the persons identified in the "Selling Shareholders" section of this Registration Statement. In connection with the Company's initial public offering in the United States (the "IPO") in November 1997, the Convertible Notes were converted into an aggregate of 1,197,926 Ordinary Shares of the Registrant, 200,000 of which were sold by the Selling Shareholders in the Company's IPO and the remainder of which may be sold hereunder.

    5. In November 1997, in connection with the Company's IPO, the Company issued an aggregate of 199,400 options under its 1997 Share Option Plan at an exercise price of US$11.00. The Company's executive officers and key employees received an aggregate of 83,000 of such option shares.

  The issuances of the above securities were not required to be registered under the Securities Act.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  (a) Exhibits

EXHIBIT
NUMBER                                DESCRIPTION OF DOCUMENT
-------                               -----------------------
  3.1*   Memorandum and Articles of Association.
  4.1*   Form of Specimen of American Depositary Receipt.
  4.2*   Form of Deposit Agreement among the Registrant, Morgan Guaranty Trust Company of
         New York, as Depositary, and holders from time to time of ADSs issued thereunder.
  5.1*   Opinion of Freehill, Hollingdale & Page.
  8.1*   Opinion of Freehill, Hollingdale & Page.
  8.2*   Opinion of Brobeck, Phleger & Harrison LLP.
 10.1*   Executive Share Option Plan.
 10.2*   1997 Share Option Plan.

EXHIBIT
NUMBER                                DESCRIPTION OF DOCUMENT
-------                               -----------------------
 10.3    Major Agreements relating to the Registrant's credit facility with Australia and
         New Zealand Banking Corporation Group Limited ("ANZ"), including the formal
         Letter of Offer from ANZ to Directors of the Company, dated May 25, 1998, resolutions of the Directors of Barbeques Galore Limited, dated June 26, 1998, approving the Letter of Offer from ANZ to the Company.
 10.4*   Major Agreements relating to the Registrant's U.S. operating subsidiary's credit facility with Merrill Lynch Business Financial Services Inc. ("Merrill Lynch"),
         including Term WCMA(R) Loan and Security Agreement No. 9502340701, dated as of
         February 23, 1995 by and between Galore USA and Merrill Lynch; WCMA(R) Note, Loan and Security Agreement No. 231-07T10, dated as of February 23, 1995 by and between Galore USA and Merrill Lynch; Unconditional Guaranty by the Registrant
         relating to Term WCMA(R) Loan and Security Agreement No. 9502340701;
         Unconditional Guaranty by the Registrant relating to WMCA(R) Note, Loan and
         Security Agreement No. 231-07710; Term WCMA(R) Note No. 9502340701; Letter dated
         November 27, 1996 from Merrill Lynch to Galore USA re: WCMA(R) line of credit variation; Letter and Letter Agreement dated August 27, 1997 from Merrill Lynch to Galore USA re: WCMA(R) line of credit variation; Letter Agreement dated
         January 20, 1998 from Merrill Lynch to Galore USA re: amendment to WCMA Note,Loan and Security Agreement No.
         231-07T10, modifying locations of collateral and change in maturity date to
         February 28, 1998.
 10.5*   Deeds of purchase of Registrant's headquarters facility and assembly operations facility.
 10.6*   Lease dated as of March 6, 1992 by and between Galore USA and Phoenix Business
         Center Partners re: Irvine, California U.S. headquarters and distribution facility.
 10.7    Contract for the sale of land for the Registrant's warehousing and distribution facility.
 11.1*   Statement regarding computation of per share earnings.
 15.1*   Unaudited Additional Consolidated Financial Data of the Registrant for the twelve months ended January 31, 1995, 1996 and 1997, together with review report of KPMG relating thereto.
 21.1*   Subsidiaries of the Registrant.
 23.1*   Consent of Horwath Sydney Partnership.
 23.2    Consent of KPMG.
 23.3*   Consent of Freehill, Hollingdale & Page (included in Exhibits 5.1 & 8.1).
 23.4*   Consent of Brobeck, Phleger & Harrison LLP (included in Exhibit 8.2).
 24.1    Powers of Attorney (included on page II-5).

--------

* Previously filed in the Registrant's Registration Statement on Form F-1 (Registration No. 333-56805), filed with the Commission on June 12, 1998.

  (b) Financial Statement Schedules

  Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

ITEM 17. UNDERTAKINGS

  The undersigned Registrant hereby undertakes that:

    (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

    (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING OF FORM F-1 AND HAS DULY CAUSED THIS POST-EFFECTIVE AMENDMENT NO. 1 TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN SYDNEY, AUSTRALIA ON THIS 21ST DAY OF SEPTEMBER, 1998.

                                          Barbeques Galore Limited

                                                     /s/ Sydney Selati
                                          By __________________________________
                                            Name:Sydney Selati
                                            Title:Director and Authorized U.S.
                                            Representative

                               POWER OF ATTORNEY

  KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints jointly and severally, Robert Gavshon and Sydney Selati and each one of them, his attorneys-in-fact, each with the power of substitution, for him in any and all capacities, to sign any and all amendments to this Registration Statement (including post-effective amendments and any related registration statement pursuant to Rule 462(b) under the Securities Act of 1933), and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitutes, may do or cause to be done by virtue hereof.

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED:

              SIGNATURE                        TITLE               DATE
              ---------                        -----               ----

            /s/ Sam Linz               Chairman of the          September 21, 1998
-------------------------------------   Board and Director
              SAM LINZ                  (Principal
                                        Executive Officer)

           /s/ David James             (Principal Financial     September 21, 1998
-------------------------------------   and Accounting
             DAVID JAMES                Officer)

         /s/ Robert Gavshon            Deputy Chairman of       September 21, 1998
-------------------------------------   the Board and
           ROBERT GAVSHON               Director

           /s/ John Price              Director                 September 21, 1998
-------------------------------------
             JOHN PRICE

          /s/ Edgar Berner             Director                 September 21, 1998
-------------------------------------
            EDGAR BERNER

         /s/ Gordon Howlett            Director                 September 21, 1998
-------------------------------------
           GORDON HOWLETT

          /s/ Sydney Selati            Director and             September 21, 1998
-------------------------------------   Authorized U.S.
            SYDNEY SELATI               Representative

                                 EXHIBIT INDEX

EXHIBIT
 NUMBER                               DESCRIPTION OF DOCUMENT
-------                               -----------------------
  3.1*   Memorandum and Articles of Association.
  4.1*   Form of Specimen of American Depositary Receipt.
  4.2*   Form of Deposit Agreement among the Registrant, Morgan Guaranty Trust Company of
         New York, as Depositary, and holders from time to time of ADSs issued thereunder.
  5.1*   Opinion of Freehill, Hollingdale & Page.
  8.1*   Opinion of Freehill, Hollingdale & Page.
  8.2*   Opinion of Brobeck, Phleger & Harrison LLP.
 10.1*   Executive Share Option Plan.
 10.2*   1997 Share Option Plan.
 10.3    Major Agreements relating to the Registrant's credit facility with Australia and
         New Zealand Banking Corporation Group Limited ("ANZ"), including the formal
         Letter of Offer from ANZ to Directors of the Company, dated May 25, 1998, resolutions of the Directors of Barbeques Galore Limited, dated June 26, 1998, approving the Letter of Offer from ANZ to the Company.
 10.4*   Major Agreements relating to the Registrant's U.S. operating subsidiary's credit facility with Merrill Lynch Business Financial Services Inc. ("Merrill Lynch"),
         including Term WCMA(R) Loan and Security Agreement No. 9502340701, dated as of
         February 23, 1995 by and between Galore USA and Merrill Lynch; WCMA(R) Note, Loan and Security Agreement No. 231-07T10, dated as of February 23, 1995 by and between Galore USA and Merrill Lynch; Unconditional Guaranty by the Registrant
         relating to Term WCMA(R) Loan and Security Agreement No. 9502340701;
         Unconditional Guaranty by the Registrant relating to WMCA(R) Note, Loan and
         Security Agreement No. 231-07710; Term WCMA(R) Note No. 9502340701; Letter dated
         November 27, 1996 from Merrill Lynch to Galore USA re: WCMA(R) line of credit variation; Letter and Letter Agreement dated August 27, 1997 from Merrill Lynch to Galore USA re: WCMA(R) line of credit variation; Letter Agreement dated
         January 20, 1998 from Merrill Lynch to Galore USA re: amendment to WCMA Note,Loan and Security Agreement No. 231-07T10, modifying locations of collateral and change in maturity date to February 28, 1998.
 10.5*   Deeds of purchase of Registrant's headquarters facility and assembly operations facility.
 10.6*   Lease dated as of March 6, 1992 by and between Galore USA and Phoenix Business
         Center Partners re: Irvine, California U.S. headquarters and distribution facility.
 10.7    Contract for the sale of land for the Registrant's warehousing and distribution facility.
 11.1*   Statement regarding computation of per share earnings.
 15.1*   Unaudited Additional Consolidated Financial Data of the Registrant for the twelve months ended January 31, 1995, 1996 and 1997, together with review report of KPMG relating thereto.
 21.1*   Subsidiaries of the Registrant.
 23.1*   Consent of Horwath Sydney Partnership.
 23.2    Consent of KPMG.
 23.3*   Consent of Freehill, Hollingdale & Page (included in Exhibits 5.1 & 8.1).
 23.4*   Consent of Brobeck, Phleger & Harrison LLP (included in Exhibit 8.2).
 24.1    Powers of Attorney (included on page II-5).

--------

* Previously filed in the Registrant's Registration Statement on Form F-1 (Registration No. 333-56805), filed with the Commission on June 12, 1998.